As filed with the Securities and Exchange Commission on September 5, 2002
===============================================================================


                                File No. ______________


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

                        REGISTRATION STATEMENT UNDER THE
                       [X]   SECURITIES ACT OF 1933

                       [ ] Pre-Effective Amendment No.

                       [ ] Post-Effective Amendment No.


                                     and/or

                        REGISTRATION STATEMENT UNDER THE
                       [X] INVESTMENT COMPANY ACT OF 1940

                       [X]     Amendment No. 13

                        (Check appropriate box or boxes)

               AUL AMERICAN INDIVIDUAL VARIABLE ANNUITY UNIT TRUST
                           (Exact Name of Registrant)

                    AMERICAN UNITED LIFE INSURANCE COMPANY(R)
                               (Name of Depositor)

                One American Square, Indianapolis, Indiana 46282
         (Address of Depositor's Principal Executive Offices) (Zip Code)

                  Depositor's Telephone Number: (317) 285-1877

                              John C. Swhear, Esq.
                     American United Life Insurance Company
                              One American Square
                          Indianapolis, Indiana 46282
                     (Name and Address of Agent for Service)


                                   Copies to:
                              Ethan D. Corey, Esq.
                           Dechert 1775 Eye St., N.W.
                           Washington, D.C. 20006-2401

Title of Securities Being Registered: Interests in individual variable annuity contracts

Proposed maximum aggregate offering price to the public of the securities being registered: The Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940 and will file its Rule 24f-2 Notice for the fiscal year ending December 31, 2002 on or before March 31, 2002.

Amount of filing fee: None.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.





                                                 CROSS REFERENCE SHEET
                                                 Pursuant to Rule 495

               Showing Location in Part A (Prospectus) and Part B (Statement of Additional Information)
                             of Registration Statement of Information Required by Form N-4

PART A - PROSPECTUS

Item of Form N-4                          Prospectus Caption
----------------                          ------------------
 1. Cover Page ...........................  Cover Page
 2. Definitions ..........................  Definitions
 3. Synopsis .............................  Summary; Expense Table
 4. Condensed Financial Information ......  Condensed Financial Information
 5. General Description of Registrant,
    Depositor, and Portfolio Companies....  Information About AUL, The Variable
                                            Account, and the Funds; Voting of
                                            Shares of the Funds
 6. Deductions and Expenses ..............  Charges and Deductions
 7. General Description of Variable
    Annuity Contracts ....................  The Contracts; Premiums and Account
                                            Values During the Accumulation
                                            Period; Distributions; Summary
 8. Annuity Period .......................  Distributions
 9. Death Benefit ........................  Distributions
10. Purchases and Contract Values ........  Premiums and Account Values During
                                            the Accumulation Period
11. Redemptions ..........................  Distributions
12. Taxes ................................  Federal Tax Matters
13. Legal Proceedings ....................  Other Information
14. Table of Contents for the Statement
    of Additional Information ............  Statement of Additional Information


PART B - STATEMENT OF ADDITIONAL INFORMATION

Statement of Additional Information         Statement of Additional Information
Item of Form N-4                            Caption
-----------------------------------         ------------------------------------
15. Cover Page ...........................  Cover Page
16. Table of Contents ....................  Table of Contents
17. General Information and History ......  General Information and History
18. Services .............................  Custody of Assets; Independent
                                            Accountants
19. Purchase of Securities Being Offered .  Distribution of Contracts;
                                            (Prospectus) Charges and Deductions
20. Underwriters .........................  Distribution of Contracts
21. Calculation of Performance Data ......  Performance Information
22. Annuity Payments .....................  (Prospectus) Distributions
23. Financial Statements .................  Financial Statements

PART C - OTHER INFORMATION
Item of Form N-4                            Part C Caption
----------------                            --------------
24. Financial Statements and Exhibits ....  (Statement of Additional
                                            Information) Financial Statements
                                            and Exhibits
25. Directors and Officers of the
    Depositor.............................  Directors and Officers of AUL
26. Persons Controlled By or Under
    Common Control with the Depositor or
    Registrant............................  Persons Controlled By or Under
                                            Common Control with Registrant
27. Number of Contractowners .............  Number of Contractholders
28. Indemnification ......................  Indemnification
29. Principal Underwriters ...............  Principal Underwriters
30. Location of Accounts and Records .....  Location of Accounts and Records
31. Management Services ..................  Management Services
32. Undertakings..........................  Undertakings
    Signatures .........................    Signatures

                                   PROSPECTUS

                                       for

              Individual Flexible Premium Deferred Variable Annuity
                                   StarPoint


                             Dated November 4, 2002

                                  Sponsored by:
                    American United Life Insurance Company(R)
                                  P.O. Box 7127
                        Indianapolis, Indiana 46209-7127


                                       AUL

                                   Prospectus
             Individual Flexible Premium Deferred Variable Annuity
                                   StarPoint
                      INDIVIDUAL VARIABLE ANNUITY CONTRACTS
                                   Offered By
                    American United Life Insurance Company(R)
                               One American Square
                           Indianapolis, Indiana 46282
                                 (317) 285-1877
                        Variable Products Service Office:
                 P.O. Box 7127, Indianapolis, Indiana 46209-7127
                                 (800) 863-9354


     This Prospectus describes individual variable annuity contracts (the "Contracts") offered by American United Life Insurance Company(R) ("AUL" or the "Company") subject to approval in individual states. AUL designed the Contracts for use in connection with retirement plans and deferred compensation plans for individuals. Contract Owners may use the Contracts in connection with retirement plans that meet the requirements of Sections 401(a), 403(b), 408, 408A or 457 of the Internal Revenue Code.

     This Prospectus describes Contracts for which Premiums may vary in amount and frequency, subject to certain limitations ("Flexible Premium Contracts"), which provide for the accumulation of values on either a variable basis, a fixed basis, or both. The Contracts also provide several options for fixed and variable annuity payments to begin on a future date.

     A Contract Owner may allocate Premiums designated to accumulate on a variable basis to one or more of the Investment Accounts of a separate account of AUL. The separate account is named the AUL American Individual Variable Annuity Unit Trust (the "Variable Account"). Each Investment Account invests exclusively in shares of one of the following Mutual Fund Portfolios:

OneAmerica Funds, Inc.                                   INVESCO Variable Investment Funds, Inc.
  OneAmerica Asset Director                               INVESCO VIF-Dynamics Fund
  OneAmerica Investment Grade Bond                        INVESCO VIF-Financial Services Fund
  OneAmerica Money Market                                 INVESCO VIF-Health Sciences Fund
  OneAmerica Value                                        INVESCO VIF-High Yield Fund
Alger American Fund                                       INVESCO VIF-Real Estate Opportunity Fund
  Alger American Growth                                   INVESCO VIF-Utilities Fund
  Alger American Small Capitalization                   Janus Aspen Series
American Century Variable Portfolios, Inc.                Janus Flexible Income
  American Century VP Income & Growth                     Janus Worldwide Growth
  American Century VP International                     PBHG Insurance Series Fund
Calvert Variable Series, Inc.                             PBHG Growth II
  Calvert Social Mid Cap Growth                           PBHG Technology & Communications
Fidelity Variable Insurance Products Fund               SAFECO Resource Series Trust
  VIP Asset Manager                                       SAFECO RST Equity
  VIP ContraFund(R)                                       SAFECO RST Growth Opportunities
  VIP Equity-Income                                     T. Rowe Price Equity Series, Inc.
  VIP Growth                                              T. Rowe Price Equity Income
  VIP High Income                                         T. Rowe Price Mid-Cap Growth
  VIP Index 500                                         T. Rowe Price Fixed Income Series, Inc.
  VIP Overseas                                            T. Rowe Price Limited-Term Bond



     Premiums allocated to an Investment Account of the Variable Account will increase or decrease in dollar value depending on the investment performance of the corresponding mutual fund portfolios in which the Investment Account invests. These amounts are not guaranteed. Furthermore, a Contract Owner may allocate Premiums to AUL's Fixed Account. Such allocations will earn interest at rates that are paid by AUL as described in "The Fixed Account(s)."

     This Prospectus concisely sets forth information about the Contracts and the Variable Account that a prospective investor should know before investing. Certain additional information is contained in a "Statement of Additional Information," dated November 5, 2002, which has been filed with the Securities and Exchange Commission (the "SEC"). The Statement of Additional Information is incorporated by reference into this Prospectus. A prospective investor may obtain a copy of the Statement of Additional Information without charge by calling or writing AUL at the telephone number or address indicated above. A postage pre-paid envelope is provided for this purpose. The table of contents of the Statement of Additional Information is located at the end of this Prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

     This prospectus should be accompanied by the current prospectuses for the fund or funds being considered. Each of these prospectuses should be read carefully and retained for future reference.

                The date of this Prospectus is November 4, 2002.

                                TABLE OF CONTENTS
Description                                                Page
-----------                                                ----

DEFINITIONS.............................................    4-5

SUMMARY.................................................    6-9
  Purpose of the Contracts..............................      6
  Types of Contracts....................................      6
  The Variable Account and the Funds....................      6
  Summary of the Fixed Accounts.........................      7
   Market Value Adjusted Fixed Accounts.................      7
   Non-Market Value Adjusted Fixed Account..............      7
   Enhanced Averaging Fixed Account.....................      7
  Premiums..............................................      7
  Right to Examine......................................      7
  Transfers.............................................      7
  Charges...............................................      8
  Distributions.........................................      8
   Withdrawals..........................................      8
   Loan Privileges......................................      8
   The Death Benefit....................................      8
  Initial Dollar Cost Averaging Program.................      8
  Ongoing Dollar Cost Averaging Program.................      8
  Portfolio Rebalancing Program.........................      8
  Extra Credit Premium Rider............................      8
  Other Optional Benefit Riders.........................      8
  Exhange Offers........................................      8
  Contacting AUL........................................      9

EXPENSE TABLE...........................................   9-14

CONDENSED FINANCIAL INFORMATION.........................  15-17

INFORMATION ABOUT AUL, THE VARIABLE
ACCOUNT, AND THE FUNDS..................................  21-24
  American United Life Insurance Company(R).............     21
  Variable Account......................................     21
  The Funds.............................................     21
  OneAmerica Funds, Inc.................................     22
   OneAmerica Asset Director Portfolio..................     22
   OneAmerica Investment Grade Bond Portfolio...........     22
   OneAmerica Money Market Portfolio....................     22
   OneAmerica Value Portfolio...........................     22
  Alger American Fund...................................     22
   Alger American Growth Portfolio......................     22
   Alger American Small Capitalization Portfolio........     22
  American Century Variable Portfolios, Inc.............     22
   American Century VP Income & Growth Portfolio........     22
   American Century VP International Portfolio..........     22
  Calvert Variable Series, Inc..........................     22
   Calvert Social Mid Cap Growth Portfolio..............     22
  Fidelity Variable Insurance Products Fund.............     23
   VIP Asset Manager Portfolio..........................     23
   VIP Contrafund(R) Portfolio..........................     23
   VIP Equity-Income Portfolio..........................     23
   VIP Growth Portfolio.................................     23
   VIP High Income Portfolio............................     23
   VIP Index 500 Portfolio..............................     23
   VIP Overseas Portfolio...............................     23
  INVESCO Variable Investment Funds, Inc................     23
   INVESCO VIF-Dynamics Fund............................     23
   INVESCO VIF-Financial Services Fund..................     24
   INVESCO VIF-Health Sciences Fund.....................     24
   INVESCO VIF-High Yield Fund..........................     24
   INVESCO VIF-Real Estate Opportunity Fund.............     24
   INVESCO VIF-Utilities Fund...........................     24
  Janus Aspen Series....................................     24
   Flexible Income Portfolio............................     24
   Worldwide Growth Portfolio...........................     24
  PBHG Insurance Series Fund ...........................     25
   PBHG Growth II Portfolio.............................     25
   PBHG Technology & Communications Portfolio...........     25
  SAFECO Resource Series Trust..........................     25
   RST Equity Portfolio.................................     25
   RST Growth Opportunities Portfolio...................     25
  T. Rowe Price Equity Series, Inc......................     25
   T. Rowe Price Equity Income Portfolio................     25
   T. Rowe Price Mid-Cap Growth Portfolio...............     25
  T. Rowe Price Fixed Income Series, Inc................     25
   T. Rowe Price Limited-Term Bond Portfolio............     25


THE CONTRACTS...........................................     26
  General...............................................     26

PREMIUMS AND ACCOUNT VALUES
DURING THE ACCUMULATION PERIOD..........................  26-29
  Application for a Contract............................     26
  Premiums Under the Contracts..........................     26
  Right to Examine Period...............................     26
  Allocation of Premiums................................     26
  Transfers of Account Value............................     27
  Dollar Cost Averaging Program.........................     27
   Initial Dollar Cost Averaging Program................     28
   Ongoing Dollar Cost Averaging Program................     28
  Portfolio Rebalancing Program.........................     28
  Exchange Offers.......................................     28
  Contract Owner's Variable Account Value...............     29
   Accumulation Units...................................     29
   Accumulation Unit Value..............................     29
   Net Investment Factor................................     29

CHARGES AND DEDUCTIONS..................................  30-31
  Premium Tax Charge....................................     30
  Withdrawal Charge.....................................     30
  Mortality and Expense Risk Charge.....................     30
  Annual Contract Fee...................................     30
  Administrative Fee....................................     30
  Rider Charges.........................................     31
  Other Charges.........................................     31
  Variations in Charges.................................     31
  Guarantee of Certain Charges..........................     31
  Expenses of the Funds.................................     31

DISTRIBUTIONS...........................................  31-34
  Cash Withdrawals......................................     31
  Loan Privileges.......................................     32
  Death Proceeds Payment Provisions.....................     32
   Standard Contractual Death Benefit...................     33
   Enhanced Death Benefit Rider.........................     33
   Death of the Owner...................................     33
   Death of the Annuitant...............................     33
  Payments from the Variable Account....................     33
  Annuity Period........................................     33

Description                                                Page
-----------                                                ----

DISTRUBUTIONS (Continued)
   General .............................................     33
   Fixed Payment Annuity................................     34
   Variable Payment Annuity.............................     34
   Payment Options......................................     34
   Selection of an Option...............................     35

THE FIXED ACCOUNT(S)....................................  35-36
  Summary of the Fixed Accounts.........................     35
   Non-Market Value Adjusted Fixed Account..............     35
   Market Value Adjusted Fixed Account..................     35
   Enhanced Averaging Fixed Account.....................     36
  Withdrawals...........................................     36
  Transfers.............................................     36
  Contract Charges......................................     36
  Payments from the Fixed Account(s)....................     36

MORE ABOUT THE CONTRACTS................................  37-38
  Designation and Change of Beneficiary.................     37
  Assignability.........................................     37
  Proof of Age and Survival.............................     37
  Misstatements.........................................     37
  Acceptance of New Premiums............................     37
  Optional Benefits.....................................     37
   Earnings Benefit Rider...............................     37
   Enhanced Earnings Benefit Rider......................     37
   Enhanced Death Benefit Rider.........................     37
   Extra Credit Premium Rider...........................     37
   Guaranteed Minimum Annuitization Benefit Rider.......     37
   Long Term Care Facility and Terminal Illness
    Benefit Rider.......................................     38
   Six Year Contract Withdrawal Charge Rider............     38

FEDERAL TAX MATTERS.....................................  38-41
  Introduction..........................................     38
  Diversification Standards.............................     38
  Taxation of Annuities in General-
   Non-Qualified Plans..................................     38
  Additional Considerations.............................     39
  Qualified Plans.......................................     40
  Qualified Plan Federal Taxation Summary...............     41
  403(b) Programs-Constraints on Withdrawals............     41
  403(b) Programs-Loan Privileges.......................     41

OTHER INFORMATION.......................................  42-43
  Voting of Shares of the Funds.........................     42
  Substitution of Investments...........................     42
  Changes to Comply with Law and Amendments.............     43
  Reservation of Rights.................................     43
  Periodic Reports......................................     43
  Legal Proceedings.....................................     43
  Legal Matters.........................................     43
  Financial Statements..................................     43

PERFORMANCE INFORMATION ................................     43


STATEMENT OF ADDITIONAL
INFORMATION ............................................     44

                                   DEFINITIONS

Various terms commonly used in this Prospectus are defined as follows:

403(b) PLAN - An arrangement by a public school organization or an organization that is described in Section 501(c)(3) of the Internal Revenue Code, including certain charitable, educational and scientific organizations, under which employees are permitted to take advantage of the federal income tax deferral benefits provided for in Section 403(b) of the Internal Revenue Code.

408 or 408A PLAN - A plan of individual retirement accounts or annuities, including a simplified employee pension plan, SIMPLE IRA or Roth IRA plan established by an employer, that meets the requirements of Section 408 or 408A of the Internal Revenue Code.

457 PLAN - A plan established by a unit of a state or local government or a tax-exempt organization under Section 457 of the Internal Revenue Code.

ACCOUNT VALUE - The total sum of a Contract Owner's interest in the Variable Account, the Fixed Account(s) and the Loan Account. Initially, it is equal to the initial Premium less any applicable Premium tax and thereafter reflects the net result of Premiums, investment experience, charges deducted, and any withdrawals taken.

ACCUMULATION PERIOD - The period starting on the Contract Date and ending when the Contract is terminated, either through surrender, withdrawal(s), annuitization, payment of charges, payment of the death benefit, or a combination thereof.

ACCUMULATION UNIT - A unit of measure used to record amounts of increases to, decreases from, and accumulations in the Investment Accounts of the Variable Account during the Accumulation Period.

ANNUITANT - The person or persons on whose life or lives annuity payments depend.

ANNUITY - A series of payments made by AUL to an Annuitant or Beneficiary during the period specified in the Annuity Option.

ANNUITY DATE - The first day of any month in which an annuity begins under a Contract, which shall not be later than the required beginning date under applicable federal requirements.

ANNUITY OPTIONS - Options under a Contract that prescribe the provisions under which a series of annuity payments are made to an Annuitant, contingent Annuitant, or Beneficiary.

ANNUITY PERIOD - The period during which annuity payments are made.

ASSUMED INTEREST RATE (AIR) - The investment rate built into the Variable Payment Annuity table used to determine the first annuity payment.

AUL - American United Life Insurance Company(R).

BENEFICIARY - The person having the right to receive the death proceeds, if any, payable upon the death of the Contract Owner during the Accumulation Period, and the person having the right to benefits, if any, payable upon the death of an Annuitant during the Annuity Period under any Annuity Option other than a survivorship option (i.e., Option 3-under which the contingent Annuitant has the right to benefits payable upon the death of an Annuitant).

BUSINESS DAY - A day on which AUL's Home Office is customarily open for business. Traditionally, in addition to federal holidays, AUL is not open for business on the day after Thanksgiving and either the day before or after Christmas and/or Independence Day.

CASH VALUE - An Owner's Account Value minus the applicable withdrawal charge plus or minus any applicable Market Value Adjustment.

CONTRACT ANNIVERSARY - The yearly anniversary of the Contract Date.

CONTRACT DATE - The date shown as the Contract Date in a Contract. It will not be later than the date the initial Premium is accepted under a Contract, and it is the date used to determine Contract Months, Contract Years, and Contract Anniversaries.

CONTRACT OWNER OR OWNER - The person entitled to the ownership rights under the Contract and in whose name the Contract is issued. A trustee or custodian may be designated to exercise an Owner's rights and responsibilities under a Contract in connection with a retirement plan that meets the requirements of Section 401 or 408 of the Internal Revenue Code. An administrator, custodian, or other person performing similar functions may be designated to exercise an Owner's responsibilities under a Contract in connection with a 403(b) or 457 Program. The term "Owner," as used in this Prospectus, shall include, where appropriate, such a trustee, custodian, or administrator.

CONTRACT YEAR - A period beginning with one Contract Anniversary, or, in the case of the first Contract Year, beginning on the Contract Date, and ending the day before the next Contract Anniversary.

DEATH PROCEEDS - The amount payable to the Beneficiary by reason of the death of the Annuitant or Owner during the Accumulation Period in accordance with the terms of the Contract.

EMPLOYEE BENEFIT PLAN - A pension or profit sharing plan established by an Employer for the benefit of its employees and which is qualified under Section 401 of the Internal Revenue Code.

FIRST YEAR PREMIUM - Premium received by AUL from a Contract Owner with an effective date in the first Contract Year.

FIXED ACCOUNT - An account that is part of our General Account, and is not part of or dependent on the investment performance of the Variable Account.

FIXED ACCOUNT VALUE - The total value under a Contract allocated to any of the Fixed Account(s).

FREE WITHDRAWAL AMOUNT - The amount that may be withdrawn without incurring withdrawal charges, which is 12% of the Account Value as of the first withdrawal, in the first Contract Year, and 12% of the Account Value as of the most recent Contract Anniversary thereafter.

FUNDS - OneAmerica Funds, Inc., which offers the Asset Director, Investment Grade Bond, Money Market, and Value Portfolios; Alger American Fund, which offers the Alger American Growth and the Alger American Small Capitalization Portfolios; American Century Variable Portfolios, Inc., which offers the American Century VP Income & Growth and American Century VP International Portfolios; Calvert Variable Series, Inc., which offers the Calvert Social Mid Cap Growth Fund; Fidelity Variable Insurance Products Fund ("VIP"), which offers the VIP Asset Manager, VIP Contrafund(R), VIP Equity-Income, VIP Growth, VIP High Income, VIP Index 500 and VIP Overseas Portfolios; INVESCO Variable Investment Funds, Inc. ("VIF"), which offers the INVESCO VIF-Dynamics Fund, INVESCO VIF-Financial Services Fund, INVESCO VIF-Health Sciences Fund, INVESCO VIF-High Yield Fund, INVESCO VIF-Real Estate Opportunity Fund, and INVESCO VIF-Utilities Fund Portfolios; Janus Aspen Series, which offers the Flexible Income and Worldwide Growth Portfolios; PBHG Insurance Series Fund, which offers the Growth II and the Technology & Communications Portfolios; SAFECO Resource Series Trust, which offers the RST Equity and RST Growth Opportunities Portfolios; T. Rowe Price Equity Series, Inc., which offers the T. Rowe Price Equity Income and T. Rowe Price Mid-Cap Growth Portfolios; and T. Rowe Price Fixed Income Series, Inc., which offers the T. Rowe Price Limited-Term Bond Portfolio. Each of the Funds is a diversified, open-end management investment company commonly referred to as a mutual fund, or a portfolio thereof.

GENERAL ACCOUNT - All assets of AUL other than those allocated to the Variable Account or to any other separate account of AUL.

GUARANTEED PERIOD - The period of time in years that the interest rate on an MVA Fixed Account is guaranteed. Guaranteed Periods may be 1, 3, 5, 7, or 10 years in length or other duration offered from time to time by AUL.

HOME OFFICE - The Variable Products Service Office at AUL's principal business office, One American Square, P.O. Box 7127, Indianapolis, Indiana 46209-7127,
(800) 863-9354.

HR-10 PLAN - An Employee Benefit Plan established by a self-employed person in accordance with Section 401 of the Internal Revenue Code.

INVESTMENT ACCOUNT/INVESTMENT OPTION - One or more of the subdivisions of the Separate Account. Each Investment Account is invested in a corresponding Portfolio of a particular mutual fund.

LOAN ACCOUNT - A portion of the Account Value which is collateral for loan amounts.

MARKET VALUE ADJUSTMENT - An upward or downward adjustment in the value of an MVA Fixed Account if withdrawals or transfers are made prior to the expiration of the Guaranteed Period.

MVA FIXED ACCOUNT - A subaccount of the Fixed Account, having a particular Guaranteed Period, and subject to a Market Value Adjustment.

NET CASH VALUE - Cash Value less outstanding loans and loan interest.

NET PURCHASE PAYMENTS - The Premiums paid less any applicable Premium tax.

PREMIUM(S) - The amounts paid to AUL as consideration for the Contract. In those states that require the payment of premium tax upon receipt of a premium by AUL, the term "premium" shall refer to the amount received by AUL net of the amount deducted for premium tax.

PROPER NOTICE - Notice that is received at our Home Office in a form that is acceptable to Us.

SEPARATE  ACCOUNT - AUL American  Individual  Variable  Annuity Unit Trust.  The
Separate Account is segregated into several Investment Accounts each of which invests in a corresponding mutual fund portfolio.

VALUATION DATE - Valuation Dates are the dates on which the Investment Accounts are valued. A Valuation Date is any date on which the New York Stock Exchange is open for trading and we are open for business. Traditionally, in addition to federal holidays, AUL is not open for business on the day after Thanksgiving and either the day before or after Christmas and/or Independence Day.

VALUATION PERIOD - The Valuation Period begins at the close of one Valuation Date and ends at the close of the next succeeding Valuation Date. Generally, the Valuation Date is "closed" at or about 4:00 P.M. eastern standard time, on each day the NYSE is open for trading. The Valuation Date may close earlier than 4:00 P.M. EST if the NYSE closes earlier than 4:00 P.M. and it is possible to determine the net asset value at that time.

VARIABLE ACCOUNT - The Separate Account.

VARIABLE ACCOUNT VALUE - The Account Value of this Contract which is invested in one or more Investment Accounts.

WE - "We", "Us", or "Our", means AUL.

YOU - "You" or "Your" means the Owner of this Policy.

                                     SUMMARY

     This summary is intended to provide a brief overview of the more significant aspects of the Contracts. Later sections of this Prospectus, the Statement of Additional Information, and the Contracts provide further detail. Unless the context indicates otherwise, the discussion in this summary and the remainder of the Prospectus relates to the portion of the Contracts involving the Variable Account. The pertinent Contract and "The Fixed Account" section of this Prospectus briefly describe the Fixed Account.

PURPOSE OF THE CONTRACTS

     AUL offers the individual variable annuity contracts ("Contracts") described in this Prospectus for use in connection with taxable contribution retirement plans and deferred compensation plans for individuals (collectively "non-Qualified Plans"). AUL also offers the Contracts for use by individuals in connection with retirement plans that meet the requirements of Sections 401, 403(b), 457, 408 or 408A of the Internal Revenue Code, allowing for pre-tax contributions (collectively "Qualified Plans"). While a Contract Owner may benefit from tax deferral under a Qualified Plan without the use of a variable annuity contract, variable annuities may provide additional investment and insurance or annuity-related benefits to individual Contract Owners. A variable annuity contract presents a dynamic concept in retirement planning designed to give Contract Owners flexibility in attaining investment goals. A Contract provides for the accumulation of values on a variable basis, a fixed basis, or both, and provides several options for fixed and variable annuity payments. During the Accumulation Period, a Contract Owner can allocate Premiums to the various Investment Accounts of the Variable Account or to the Fixed Account. See "The Contracts."

     Investors should carefully consider the tax benefits and disadvantages of a Contract, and should consult a tax advisor. The tax benefits can be important for investors seeking retirement income. The Contract may be disadvantageous for those who do not plan to use the Contract as a source of retirement income. The tax treatment may not be important for investors using the Contract in connection with certain Qualified Plans. Investors should also consider the investment and annuity benefits offered by the Contracts.

TYPES OF CONTRACTS

     AUL offers Flexible Premium Contracts where Premium payments may vary in amount and frequency, subject to the limitations described herein.

THE VARIABLE ACCOUNT AND THE FUNDS

     AUL will allocate Premiums designated to accumulate on a variable basis to the Variable Account. See "Variable Account." The Variable Account is currently divided into subaccounts referred to as Investment Accounts. Each Investment Account invests exclusively in shares of one of the portfolios of the following mutual funds:

Investment Account and                   Mutual Fund                                    Investment Advisor
 Corresponding Mutual Fund Portfolio

OneAmerica Asset Director                OneAmerica Funds, Inc.                         American United Life Insurance Company(R)
OneAmerica Investment Grade Bond         OneAmerica Funds, Inc.                         American United Life Insurance Company(R)
OneAmerica Money Market                  OneAmerica Funds, Inc.                         American United Life Insurance Company(R)
OneAmerica Value                         OneAmerica Funds, Inc.                         American United Life Insurance Company(R)
Alger American Growth                    Alger American Fund                            Fred Alger Management, Inc.
Alger American Small Capitalization      Alger American Fund                            Fred Alger Management, Inc.
American Century VP Income & Growth      American Century Variable Portfolios, Inc.     American Century Investment Management, Inc.
American Century VP International        American Century Variable Portfolios, Inc.     American Century Investment Management, Inc.
Calvert Social Mid Cap Growth            Calvert Variable Series, Inc.                  Calvert Asset Management Corporation
Fidelity VIP Asset Manager               Fidelity Variable Insurance Products Fund      Fidelity Management & Research Company
Fidelity VIP Contrafund(R)               Fidelity Variable Insurance Products Fund      Fidelity Management & Research Company
Fidelity VIP Equity-Income               Fidelity Variable Insurance Products Fund      Fidelity Management & Research Company
Fidelity VIP Growth                      Fidelity Variable Insurance Products Fund      Fidelity Management & Research Company
Fidelity VIP High Income                 Fidelity Variable Insurance Products Fund      Fidelity Management & Research Company
Fidelity VIP Index 500                   Fidelity Variable Insurance Products Fund      Fidelity Management & Research Company
Fidelity VIP Overseas                    Fidelity Variable Insurance Products Fund      Fidelity Management & Research Company
INVESCO VIF-Dynamics Fund                INVESCO Variable Investment Funds, Inc.        INVESCO Funds Group, Inc.
INVESCO VIF-Financial Services Fund      INVESCO Variable Investment Funds, Inc.        INVESCO Funds Group, Inc.
INVESCO VIF-Health Sciences Fund         INVESCO Variable Investment Funds, Inc.        INVESCO Funds Group, Inc.
INVESCO VIF-High Yield Fund              INVESCO Variable Investment Funds, Inc.        INVESCO Funds Group, Inc.
INVESCO VIF-Real Estate Opportunity Fund INVESCO Variable Investment Funds, Inc.        INVESCO Funds Group, Inc.
INVESCO VIF-Utilities Fund               INVESCO Variable Investment Funds, Inc.        INVESCO Funds Group, Inc.
Janus Aspen Series Flexible Income       Janus Aspen Series                             Janus Capital Management LLC
Janus Aspen Series Worldwide Growth      Janus Aspen Series                             Janus Capital Management LLC
PBHG Growth II                           PBHG Insurance Series Fund                     Pilgrim Baxter & Associates, Ltd.
PBHG Technology & Communications         PBHG Insurance Series Fund                     Pilgrim Baxter & Associates, Ltd.

Investment Account and                   Mutual Fund                                    Investment Advisor
 Corresponding Mutual Fund Portfolio

SAFECO RST Equity                        SAFECO Resource Series Trust                   SAFECO Asset Management Company
SAFECO RST Growth Opportunities          SAFECO Resource Series Trust                   SAFECO Asset Management Company
T. Rowe Price Equity Income              T. Rowe Price Equity Series, Inc.              T. Rowe Price Associates, Inc.
T. Rowe Price Limited-Term Bond          T. Rowe Price Fixed Income Series, Inc.        T. Rowe Price Associates, Inc.
T. Rowe Price Mid-Cap Growth             T. Rowe Price Equity Series, Inc.              T. Rowe Price Associates, Inc.

     Each of the Funds has a different investment objective. A Contract Owner may allocate Premiums to one or more of the Investment Accounts available under a Contract. Premiums allocated to a particular Investment Account will increase or decrease in dollar value depending upon the investment performance of the corresponding mutual fund portfolio in which the Investment Account invests. These amounts are not guaranteed. The Contract Owner bears the investment risk for amounts allocated to an Investment Account of the Variable Account.

SUMMARY OF THE FIXED ACCOUNTS

     A Contract Owner may allocate Premiums to one of several fixed accounts which are part of AUL's General Account. The Contracts offer either Market Value Adjusted (MVA) Fixed Accounts or a Non-MVA Fixed Account. The MVA and Non-MVA Fixed Account(s) may not be available in all states. The Contracts also offer an Enhanced Averaging Fixed Account in all states as a part of the dollar cost averaging program.

Market Value Adjusted Fixed Accounts

     Market Value Adjusted Fixed Accounts provide a guaranteed rate of interest over five different maturity durations: currently, one (1), three (3), five (5), seven (7) or ten (10) years. AUL will credit the Fixed Account the declared interest rate for the duration selected unless a distribution from the Market Value Adjusted Fixed Account occurs for any reason. If such a distribution occurs, AUL will subject the proceeds to a market value adjustment, resulting in either an increase or decrease in the value of the distributed proceeds, depending on interest rate fluctuations. No market value adjustment will be applied to a Market Value Adjusted Fixed Account if the allocations are held until maturity. In that case, the Market Value Adjusted Fixed Account will be credited the declared rate for the duration selected. A Contract Owner must allocate a minimum amount of $1,000 to a Market Value Adjusted Fixed Account. These rates are guaranteed to be at least an effective annual rate of 3%. MARKET VALUE ADJUSTED FIXED ACCOUNTS ARE NOT AVAILABLE IN ALL STATES.

Non-Market Value Adjusted Fixed Account

     A Contract Owner may allocate Premiums to the Non-Market Value Adjusted (Non-MVA) Fixed Account only where MVA Fixed Accounts are not available and where the Non-MVA Fixed Account is approved by the state (currently, only Washington state). The Non-MVA Fixed Account is part of AUL's General Account. Amounts allocated to the Non-MVA Fixed Account earn interest at rates periodically determined by AUL. Generally, any current rate that exceeds the guaranteed rate will be effective for the Contract for a period of at least one year. These rates are guaranteed to be at least an effective annual rate of 3%. THE NON-MARKET VALUE ADJUSTED FIXED ACCOUNT MAY NOT BE AVAILABLE IN ALL STATES.

Enhanced Averaging Fixed Account

     A Contract Owner may allocate initial and subsequent Premiums in the first Contract Year to the Enhanced Averaging Fixed Account. AUL will transfer out an amount each month that ensures that the entire balance of the Enhanced Averaging Fixed Account will be transferred within six months or one year after the initial deposit into this account.

     Amounts allocated to the Enhanced Averaging Fixed Account earn interest at rates periodically determined by AUL. AUL guarantees these rates to be at least an effective annual rate of 3%.

PREMIUMS

     The Contract Owner may vary Premiums in amount and frequency. The minimum monthly APP (Automatic Premium Payment) is $100. Otherwise, the minimum Premium is $1,000. The minimum first year Premium is $1,000. The Contract Owner must deposit $5,000 by the fifth policy anniversary. See "Premiums under the Contracts."

RIGHT TO EXAMINE

     The Contract Owner has the right to return the Contract for any reason within ten calendar days of receipt (or a longer period if required by state law). If the Contract Owner exercises this right, AUL will treat the Contract as void from its inception. AUL will refund to the Contract Owner the Account Value. The Contract Owner bears all of the investment risk prior to the Company's receipt of request for cancellation. AUL will refund the Premium paid in those states where required by law and for all individual retirement annuities, if returned within seven days of receipt.

TRANSFERS

     A Contract Owner may transfer his or her Variable Account Value among the available Investment Accounts or to any of the available Fixed Accounts at any time during the Accumulation Period. The Contract Owner may transfer part of his or her Fixed Account Value to one or more of the available Investment Accounts during the Accumulation Period, subject to certain restrictions. The minimum transfer amount from any one Investment

Account or from the Fixed Account is $500. If the Account Value in an Investment Account or the Fixed Account prior to a transfer is less than $500, then the minimum transfer amount is the Contract Owner's remaining Account Value in that account. If, after any transfer, the remaining Account Value in an Investment Account or in the Fixed Account would be less than $500, then AUL will treat that request as a request for a transfer of the entire Account Value.

     If we determine that the transfers made by or on behalf of one or more Owners are to the disadvantage of other Owners, the transfer right may be restricted. We also reserve the right to limit the size of transfers and remaining balances, to limit the number and frequency of transfers, and to discontinue telephone, interactive voice response or internet based transfers.

CHARGES

     AUL will deduct certain charges in connection with the operation of the Contracts and the Variable Account. These charges include a withdrawal charge assessed upon withdrawal or surrender, a mortality and expense risk charge, a Premium tax charge, an administrative fee, fees for selected optional benefit riders and an annual Contract fee. In addition, the Funds pay investment advisory fees and other expenses. For further information on these charges and expenses, see "Charges and Deductions."

DISTRIBUTIONS

Withdrawals

     The Contract Owner may surrender or take a withdrawal from the Account Value at any time before the Annuity Date. Withdrawals and surrender are subject to the limitations under any applicable Qualified Plan and applicable law. The minimum withdrawal amount is $250.

     Certain retirement programs, such as 403(b) Programs, are subject to constraints on withdrawals and surrenders. See "403(b) Programs-Constraints on Withdrawals." See "Cash Withdrawals" for more information, including the possible charges and tax consequences of a surrender or withdrawals.

Loan Privileges

     Prior to the annuity date, the owner of a Contract qualified under Section 403(b) may take a loan from the Account Value subject to the terms of the Contract. The Plan and the Internal Revenue Code may impose restrictions on loans. Outstanding loans will reduce the amount of any Death Proceeds as well as reduce the amount of Account Value available for surrender.

The Death Benefit

     If a Contract Owner dies during the Accumulation Period, AUL will pay a death benefit to the Beneficiary. The amount of the death benefit is equal to the Death Proceeds. A death benefit will not be payable if the Contract Owner dies on or after the Annuity Date, except as may be provided under the Annuity Option elected. See "Death Proceeds Payment Provisions" and "Annuity Period."

INITIAL DOLLAR COST AVERAGING PROGRAM

     At issue, owners who wish to purchase units of an Investment Account over a six month or one year period may do so by electing the Initial Dollar Cost Averaging ("Initial DCA") Program. Under the Initial DCA Program, the Contract Owner selects either a six month Initial DCA Program or a twelve month Initial DCA Program. Once the first Premium is deposited into the Enhanced Averaging Fixed Account, AUL will transfer out an amount each month that ensures that the entire balance of the Enhanced Averaging Fixed Account will be transferred within a six month or twelve month period based on the Owner's election at issue. The unit values are determined on the dates of the transfers. To participate in the Program, AUL requires a minimum deposit of $10,000 into the Enhanced Averaging Fixed Account. For further information, see the explanation under "Dollar Cost Averaging Program."


ONGOING DOLLAR COST AVERAGING PROGRAM

     At any time, the Contract Owner may purchase units of an Investment Account over a period of time through the Ongoing Dollar Cost Averaging (Ongoing DCA) Program. Under the Ongoing DCA Program, the Contract Owner authorizes AUL to transfer a specific dollar amount from the OneAmerica Money Market Investment Account into one or more other Investment Accounts at the unit values determined on the dates of the transfers. These transfers will continue automatically until AUL receives notice to discontinue the Program, or until there is not enough money in the OneAmerica Money Market Investment Account to continue the Program. To participate in the Program, AUL requires a minimum deposit of $10,000 into the OneAmerica Money Market Investment Account. For further information, see the explanation under "Dollar Cost Averaging Program."

PORTFOLIO REBALANCING PROGRAM

     The Contract Owner may elect to automatically adjust his or her investment account balances consistent with the allocation most recently requested. AUL can do this on a quarterly or annual basis from the date on which the Portfolio Rebalancing Program commences.

EXTRA CREDIT PREMIUM RIDER

     The Extra Credit Premium Rider, if selected, offers a credit of 4%, 5%, 6% or 7% of the total first year premium payments (the "Credit"). There is a separate charge for this Rider. If an owner selects the Extra Credit Premium Rider at the time of application, AUL will credit an extra amount to the Contract each time the owner makes a premium payment within the first twelve months after the Contract is issued. Any withdrawals or surrender will result in the recapture of a portion of the Credit amount, according to the Credit vesting schedule. See "Expense Table" for detail regarding the charges for these riders. See "Extra Credit Premium Rider" below for more detail regarding the riders.

OTHER OPTIONAL BENEFIT RIDERS

     AUL offers other optional benefit riders with separate charges. A Contract Owner may add, at issue, an Enhanced Death Benefit Rider, a Six Year Withdrawal Charge Rider, an Earnings Beneft Rider, an Enhanced Earnings Benefit Rider or a Guaranteed Minimum Annuitization Benefit Rider. See "Optional Benefits" for a description of the benefits and "Expense Table" for detail regarding the charges for the individual benefits.

EXCHANGE OFFERS

     AUL may offer current Contract Owners the opportunity to exchange their old AUL contracts for Contracts offered herein ("Exchange Offer"). If the Contract Owner elects the Extra Credit Premium Rider, AUL, from its general account, will provide a Credit to each Contract Owner who accepts the offer, which is based on the value of the contract surrendered (the "Exchanged Contract") exchanged for the new AUL Contract (the "New Contract").

     Potential customers should be advised that the Exchange Offer is specifically designed for those customers who intend to continue to hold their Contracts as long-term investment vehicles. The Exchange Offer is not intended for all potential customers and is especially not appropriate for any customer who anticipates surrendering all or a significant part (i.e., more than the 12% Free Withdrawal Amount on an annual basis) of his or her Contract before the expiration of the Withdrawal Charge period. The Exchange Offer will result in the imposition of a new Withdrawal Charge period regardless of the customer's current withdrawal charge period of the Exchanged Contract.

     AUL reserves the right to withdraw or modify the Exchange Offer at any time.

CONTACTING AUL

     Individuals should direct all written requests, notices, and forms required under these Contracts, and any questions or inquiries to AUL's Variable Products Office at the address and phone number shown on the front of this Prospectus.

                                  EXPENSE TABLE

     The purpose of the following table is to assist investors in understanding the various costs and expenses that Contract Owners bear directly and indirectly. The table reflects expenses of the Variable Account as well as the Funds. Expenses of the Variable Account shown under "Contract Owner Transaction Expenses" (including the withdrawal charge and annual Contract fee) and "Separate Account Annual Expenses" are fixed and specified under the terms of the Contract. Expenses of the Funds as shown under "Fund Annual Expenses" are not fixed or specified under the terms of the Contract and may vary from year to year. The fees in this expense table have been provided by the Funds and have not been independently verified by AUL. The table does not reflect AUL's charges for Premium taxes that may be imposed by various jurisdictions. See "Premium Tax Charge." The information contained in the table is not generally applicable to amounts allocated to the Fixed Account(s) or to annuity payments under an Annuity Option.

     For a complete description of a Contract's costs and expenses, see "Charges and Deductions." For a more complete description of the Funds' costs and expenses, see the Funds' Prospectuses.

CONTRACT OWNER TRANSACTION EXPENSES

 DEFERRED SALES LOAD (As a percentage of first year premium surrendered; also referred to as a "WITHDRAWAL CHARGE")(1)

 Charge as a Percentage of First Year Premium on Withdrawals Exceeding 12% Free Withdrawal Amount(1)

Contract Year                       1      2        3        4        5        6       7        8        9 or more
-------------                       -      -        -        -        -        -       -        -        ---------

Flexible Premium                    8%     8%       8%       7%       6%       5%      4%       2%           0%
 Contracts

Flexible Premium Contracts with
 the Six Year Surrender Charge
 Rider (optional)                   8%     8%       8%       7%       6%       5%      0%       0%           0%


ANNUAL CONTRACT FEE

 Maximum Annual Contract fee for Contracts with less than $20,000............................................ $50
 Maximum Annual Contract fee for Contracts $20,000 or greater but less than $50,000.......................... $30
 Maximum Annual Contract fee for Contracts $50,000 or greater................................................ $ 0

     (1) An amount  withdrawn  during a Contract  Year  referred  to as the Free
Withdrawal Amount will not be subject to a withdrawal charge. The Free Withdrawal Amount is 12% of the account as of the first withdrawal, in the first contract year, and 12% of the account value as of the most recent Contract Anniversary thereafter. See "Withdrawal Charge."



SEPARATE ACCOUNT ANNUAL EXPENSES (as a percentage of annual account value)

    Monthly Administrative Fee(2).......................................................................... 0.15%

    Standard Individual Deferred Variable Annuity(2)
        Mortality and expense risk fee..................................................................... 1.25%

    Optional Rider Expenses (as an equivalent annual percentage of average account value)
         Enhanced Death Benefit Rider(2)................................................................... 0.15%
         Earnings Benefit Rider(3)......................................................................... 0.30%
         Enhanced Earnings Benefit Rider(3)................................................................ 0.40%
         Guaranteed Minimum Annuitization Benefit(2)....................................................... 0.40%
         4% Extra Credit Premium Rider(3).................................................................. 0.55%
         5% Extra Credit Premium Rider(3).................................................................. 0.60%
         6% Extra Credit Premium Rider(3).................................................................. 0.70%
         7% Extra Credit Premium Rider(3).................................................................. 0.80%
         Six Year Contract Withdrawal Charge Rider(3)...................................................... 0.30%

     (2) The Variable Account expenses set forth apply exclusively to allocations made to the Investment Account(s) of the Variable Account. Such charges do not apply to, and will not be assessed against, allocations made to the Fixed Account(s).

     (3) The expenses set forth apply to allocations made to both the Investment Account(s) of the Variable Account and the Fixed Account(s).





       FUND ANNUAL EXPENSES (as a percentage of net assets of each Fund)

                                                                     Management/    Other                      Total Fund
Portfolio                                                            Advisory Fee   Expenses      12b-1        Annual Expenses
---------                                                            ------------   --------      ----------   ---------------

OneAmerica Funds, Inc.
  Asset Director Portfolio                                           0.50%(7)       0.14%           --            0.64%
  Investment Grade Bond Portfolio                                    0.50%(7)       0.15%           --            0.65%
  Money Market Portfolio                                             0.40%(7)       0.12%           --            0.52%
  Value Portfolio                                                    0.50%(7)       0.12%           --            0.62%
Alger American Fund
  Alger American Growth Portfolio                                    0.75%          0.06%           --            0.81%
  Alger American Small Capitalization Portfolio                      0.85%          0.07%           --            0.92%
American Century Variable Portfolios, Inc.
  American Century VP Income & Growth Portfolio                      0.70%          0.00%           --            0.70%(8)
  American Century VP International Portfolio                        1.26%          0.00%           --            1.26%(8)
Calvert Variable Series, Inc.
  Calvert Social Mid Cap Growth Portfolio                            0.90%          0.23%           --            1.13%(9)
Fidelity Variable Insurance Products Fund
  VIP Asset Manager Portfolio                                        0.53%          0.11%           --            0.64%(10)
  VIP Contrafund(R) Portfolio                                        0.58%          0.10%           --            0.68%(10)
  VIP Equity-Income Portfolio                                        0.48%          0.10%           --            0.58%(10)
  VIP Growth Portfolio                                               0.58%          0.10%           --            0.68%(10)
  VIP High Income Portfolio                                          0.58%          0.13%           --            0.71%(10)
  VIP Index 500 Portfolio                                            0.24%          0.11%           --            0.35%(11)
  VIP Overseas Portfolio                                             0.73%          0.19%           --            0.92%(10)
INVESCO Variable Investment Funds, Inc.
  INVESCO VIF-Dynamics Fund                                          0.75%          0.33%           --            1.08%(12)
  INVESCO VIF-Financial Services Fund                                0.75%          0.32%           --            1.07%(12)
  INVESCO VIF-Health Sciences Fund                                   0.75%          0.31%           --            1.06%(12)
  INVESCO VIF-High Yield Fund                                        0.60%          0.42%           --            1.02%
  INVESCO VIF-Real Estate Opportunity Fund                           0.90%          1.80%           --            2.70%(12)
  INVESCO VIF-Utilities Fund                                         0.60%          0.77%           --            1.37%(12)

     (7)AUL has currently agreed to waive its advisory fee if the ordinary expenses of a Portfolio exceed 1% and, to the extent necessary, assume any expenses in excess of its advisory fee so that the expenses of each Portfolio, including the advisory fee but excluding extraordinary expenses, will not exceed 1% of the Portfolio's average daily net asset value per year. The Advisor may terminate the policy of reducing its fee and/or assuming Fund expenses upon 30 days written notice to the Fund and such policy will be terminated automatically by the termination of the Investment Advisory Agreement. During 2001, expenses did not exceed 1% of the average daily net asset value.

     (8) Out of this  fee,  the  advisor  paid  all  expenses  of  managing  and operating the fund except brokerage, taxes, interest, fees and expenses of independent directors (including legal counsel fees), and extraordinary expenses.

     (9) Management fees include an administrative fee paid by the Fund to Calvert Administrative Services Company, an affiliate of Calvert. "Other Expenses" reflect an indirect fee resulting from the Portfolio's offset arrangement with the custodian bank whereby the custodian's and transfer agent's fees may be paid indirectly by credits earned on the portfolio's uninvested cash balances. These credits are used to reduce the Portfolio's expenses. Net operating expenses after reductions for fees paid indirectly would be 1.02% for Social Mid Cap Growth Portfolio. Expenses have been restated for the upcoming fiscal year.

     (10) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time.

     (11) The fund's manager has voluntarily agreed to reimburse the class to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions and extraordinary expenses) exceed 0.28%. This arrangement may be discontinued by the fund's manager at any time. Including this reimbursement, the management fee, other expenses and total annual expenses in 2001 were 0.24%, 0.04% and 0.28%, respectively.

     (12) The Fund's  actual  Other  Expenses  and Total  Annual Fund  Operating
Expenses were lower than the figures shown because its custodian fees were reduced under an expense offset arrangement. For the VIF-Dynamics Fund,
VIF-Financial   Services  Fund,   VIF-Health   Sciences  Fund,  VIF-Real  Estate
Opportunity Fund and VIF-Utilities Fund certain expenses of the Funds were absorbed voluntarily by INVESCO pursuant to a commitment between the Fund and INVESCO. This commitment may be changed at any time following consultation with the board of directors. After absorption, but excluding any expense offset arrangements, the Fund's Other Expenses and Total Annual Fund Operating Expenses for the fiscal year ended December 31, 2001 were .90% and .48%, respectively, of the Fund's average net assets for the VIF-Real Estate Opportunities Fund; 0.60% and 0.55%, respectively, of the Fund's average net assets for the VIF-Utilities Fund; and, were insignificant for the VIF-Dynamics Fund, VIF-Financial Services Fund and the VIF-Health Sciences Fund.



       FUND ANNUAL EXPENSES (as a percentage of net assets of each Fund)


                                                                     Management/    Other                      Total Fund
Portfolio                                                            Advisory Fee   Expenses      12b-1        Annual Expenses
---------                                                            ------------   --------      ----------   ---------------
Janus Aspen Series
  Flexible Income Portfolio                                          0.64%          0.03%           --            0.67%(13)
  Worldwide Growth Portfolio                                         0.65%          0.04%           --            0.69%(13)
PBHG Insurance Series Fund
  Growth II Portfolio                                                0.85%          0.22%           --            1.07%(14)
  Technology & Communications Portfolio                              0.85%          0.20%           --            1.05%(14)
SAFECO Resource Series Trust
  RST Equity Portfolio                                               0.74%          0.04%           --            0.78%
  RST Growth Opportunities Portfolio                                 0.74%          0.04%           --            0.78%
T. Rowe Price Equity Series, Inc.
  T. Rowe Price Equity Income Portfolio                              0.85%          0.00%           --            0.85%(15)
  T. Rowe Price Mid-Cap Growth Portfolio                             0.85%          0.00%           --            0.85%(15)
T. Rowe Price Fixed Income Series, Inc.
  T. Rowe Price Limited-Term Bond Portfolio                          0.70%          0.00%           --            0.70%(15)



     (13) Expenses are based upon expenses for the year ended December 31, 2001. All expenses are shown without the effect of any expense offset arrangements.
     (14) You should know that for the fiscal year ended December 31, 2002, Pilgrim Baxter has contractually agreed to waive that portion, if any, of the annual management fees payable by the Portfolio and to pay certain expenses of the Portfolio to the extent necessary to ensure that the total annual fund operating expenses do not exceed 1.20%. In addition, in connection with Old Mutual plc's acquisition of Pilgrim Baxter's parent company, United Asset Management Corporation, Old Mutual and Pilgrim Baxter have agreed to maintain this expense limitation agreement until December 31, 2002. You should also know that in any fiscal year in which the Portfolio's assets are greater than $75 million and its total annual fund operating expenses are less than 1.20%, the Portfolio's Board of Directors may elect to reimburse Pilgrim Baxter for any fees it waived or expenses it reimbursed on the Portfolio's behalf during the previous two fiscal years.

     (15) Management fees include the ordinary, recurring operating expenses of the Portfolio.


EXAMPLES  (for any Investment Account)

     The following examples show expenses that a Contract Owner would pay at the end of one, three, five or ten years if at the end of those time periods, the Contract is (1) surrendered, (2) annuitized, or (3) neither surrendered nor annuitized. The information below represents expenses on a $1,000 Premium and assumes a 5% return per year. For a Contract that is surrendered, and for a Contract that is annuitized, the example shows expenses for Contracts with the standard withdrawal charge period and Contracts with the Six Year Contract Withdrawal Charge Rider. Both include a Mortality and Expense Risk Fee, an administrative fee, and an annual contract fee that assumes an Account Value of less than $20,000. The examples also assume all optional riders are chosen (where they are not mutually exclusive), thus yielding the maximum rider charges. Expenses will be the same for both Contracts if neither surrendered nor annuitized. Column (2) reflects an assumption that a life annuity or survivorship annuity is elected. Under certain circumstances, a withdrawal charge may apply upon annuitization. See "Withdrawal Charge." These examples should not be considered a representation of past or future expenses. Because Fund expenses may vary, actual expenses may be greater or less than those shown. The assumed 5% return is hypothetical and should not be considered a representation of past or future returns, which may be greater or less than the assumed amount. Where Annual Expenses reflect fee waivers or expense reimbursements (see Expense Table and accompanying footnotes), these waivers or reimbursements are assumed to continue for the periods shown below.

                                                                                                              (3) If your Contract
                                    (1) If Your Contract                     (2) If your Contract             is neither Surrendered
                                        is Surrendered                            is Annuitized                   nor Annuitized
                                    --------------------                     --------------------              ---------------------
                               Flexible Premium    Flex Premium w/          Flexible        Flex Prem w/ Six
Investment Account                 Contracts       Six Year Withdrawal  Premium Contracts   Year Withdrawal         All Contracts
------------------             -----------------   -----------------    -----------------   -----------------       -------------
[To Be Provided in Pre-Effective Amendment to the Registration Statement]

OneAmerica Asset Director



OneAmerica Investment Grade Bond




                                                                                                              (3) If your Contract
                                    (1) If Your Contract                     (2) If your Contract             is neither Surrendered
                                        is Surrendered                            is Annuitized                   nor Annuitized
                                    --------------------                     --------------------             ---------------------

                               Flexible Premium    Flex Premium w/          Flexible        Flex Prem w/ Six
Investment Account                 Contracts       Six Year Withdrawal  Premium Contracts   Year Withdrawal         All Contracts
------------------             -----------------   -----------------    -----------------   -----------------       -------------


OneAmerica Money Market


OneAmerica Value


Alger American Growth


Alger American Small Capitalization


American Century VP Income & Growth


American Century VP International



Calvert Social Mid Cap Growth



Fidelity VIP Asset Manager



Fidelity VIP Contrafund(R)



Fidelity VIP Equity-Income



Examples  (for any Investment Account) (continued)
                                                                                                              (3) If your Contract
                                    (1) If Your Contract                     (2) If your Contract             is neither Surrendered
                                        is Surrendered                            is Annuitized                   nor Annuitized
                                    --------------------                     --------------------             ---------------------

                               Flexible Premium    Flex Premium w/          Flexible        Flex Prem w/ Six
Investment Account                 Contracts       Six Year Withdrawal  Premium Contracts   Year Withdrawal         All Contracts
------------------             -----------------   -----------------    -----------------   -----------------       -------------


Fidelity VIP Growth



Fidelity VIP High Income



Fidelity VIP Index 500



Fidelity VIP Overseas



INVESCO VIF-Dynamics Fund



INVESCO VIF-Financial Services Fund



INVESCO VIF-Health Sciences Fund



INVESCO VIF-High Yield Fund



INVESCO VIF-Real Estate Opportunity Fund



INVESCO VIF-Utilities Fund



Examples  (for any Investment Account) (continued)
                                                                                                              (3) If your Contract
                                    (1) If Your Contract                     (2) If your Contract             is neither Surrendered
                                        is Surrendered                            is Annuitized                   nor Annuitized
                                    --------------------                     --------------------             ---------------------

                               Flexible Premium    Flex Premium w/          Flexible        Flex Prem w/ Six
Investment Account                 Contracts       Six Year Withdrawal  Premium Contracts   Year Withdrawal         All Contracts
------------------             -----------------   -----------------    -----------------   -----------------       -------------

Janus Flexible Income



Janus Worldwide Growth



PBHG Growth II



PBHG Technology & Communications



SAFECO RST Equity



SAFECO RST Growth Opportunities



T. Rowe Price Equity Income



T. Rowe Price Limited-Term Bond



T. Rowe Price Mid-Cap Growth

                         CONDENSED FINANCIAL INFORMATION

     The following table presents Condensed Financial Information with respect to each of the Investment Accounts of the Variable Account for the period from the date of first deposit on April 30, 1999 to December 31, 2001. The following tables should be read in conjunction with the Variable Account's financial statements, which are included in the Variable Account's Annual Report dated as of December 31, 2001. The Variable Account's financial statements have been audited by PricewaterhouseCoopers LLP, the Variable Account's independent accountant.



                                          Accumulation Unit Value    Accumulation Unit Value       Number of Accumulations Units
      Investment Account                  at beginning of period       at end of period            Outstanding at end of period
      ------------------                 ------------------------    -----------------------       -----------------------------

      OneAmerica Asset Director

          2001                                     $ 5.464                  $ 6.041                           712,689
          2000                                       4.726                    5.464                           122,198
          1999                                       5.000 (04/30/99)         4.726                            48,423

      OneAmerica Investment Grade Bond

          2001                                     $ 5.487                  $ 5.876                           971,660
          2000                                       4.951                    5.487                           218,082
          1999                                       5.000 (04/30/99)         4.951                            56,480

      OneAmerica Money Market

          2001                                     $ 1.093                  $ 1.133                        32,417,607
          2000                                       1.031                    1.093                        12,747,263
          1999                                       1.000 (04/30/99)         1.031                         2,004,240

      OneAmerica Value

          2001                                     $ 5.364                  $ 5.971                           645,711
          2000                                       4.561                    5.364                           150,669
          1999                                       5.000 (04/30/99)         4.561                            26,106


      Alger American Growth

          2001                                     $ 5.138                  $ 4.531                         3,525,503
          2000                                       6.028                    5.138                         2,638,476
          1999                                       5.000 (04/30/99)         6.028                           732,954

      Alger American Small Capitalization

          2001                                     $ 3.796                  $ 2.676                           768,352
          2000                                       5.000 (05/01/00)         3.796                           183,854

      American Century VP Income & Growth

          2001                                     $ 4.994                  $ 4.576                           417,648
          2000                                       5.586                    4.994                           233,692
          1999                                       5.000 (04/30/99)         5.586                            23,497

      American Century VP International

          2001                                     $ 6.449                  $ 4.568                           217,946
          2000                                       7.754                    6.449                           123,237
          1999                                       5.000 (04/30/99)         7.754                            15,100

      Calvert Social Mid Cap Growth

          2001                                     $ 5.852                  $ 5.139                           313,493
          2000                                       5.246                    5.852                           121,959
          1999                                       5.000 (04/30/99)         5.246                             9,364

      Fidelity VIP Asset Manager

          2001                                     $ 5.172                  $ 4.960                         1,589,777
          2000                                       5.383                    5.172                         1,251,519
          1999                                       5.000 (04/30/99)         5.383                           320,165

      Fidelity VIP Contrafund(R)

          2001                                     $ 5.386                  $ 4.726                         1,598,992
          2000                                       5.767                    5.386                         1,194,512
          1999                                       5.000 (04/30/99)         5.767                           351,784

      Fidelity VIP Equity-Income

          2001                                     $ 5.187                  $ 4.929                           809,426
          2000                                       4.784                    5.187                           413,997
          1999                                       5.000 (04/30/99)         4.784                           148,240

                                       15




                                          Accumulation Unit Value    Accumulation Unit Value       Number of Accumulations Units
      Investment Account                  at beginning of period       at end of period            Outstanding at end of period
      ------------------                 ------------------------    -----------------------       -----------------------------

      Fidelity VIP Growth

          2001                                     $ 5.618                  $ 4.626                         2,272,877
          2000                                       6.310                    5.618                         1,706,866
          1999                                       5.000 (04/30/99)         6.310                           483,747

      Fidelity VIP High Income

          2001                                     $ 3.799                  $ 3.353                           441,105
          2000                                       4.900                    3.799                           323,604
          1999                                       5.000 (04/30/99)         4.900                            79,913

      Fidelity VIP Index 500

          2001                                     $ 5.023                  $ 4.415                         3,164,881
          2000                                       5.538                    5.023                         2,308,450
          1999                                       5.000 (04/30/99)         5.538                           679,942

      Fidelity VIP Overseas

          2001                                     $ 5.374                  $ 4.237                           161,593
          2000                                       6.644                    5.374                           130,138
          1999                                       5.000 (04/30/99)         6.644                            26,030

      INVESCO VIF-Dynamics

          2001                                     $ 5.000 (08/28/01)       $ 5.048                            21,967

      INVESCO VIF-Financial Services

          2001                                     $ 5.000 (08/28/01)       $ 5.024                             7,568

      INVESCO VIF-Health Sciences

          2001                                     $ 5.000 (08/28/01)       $ 5.023                            14,080

      INVESCO VIF-High Yield

          2001                                     $ 5.000 (08/28/01)       $ 4.478                             5,869

      INVESCO VIF-Real Estate Opportunity

          2001                                     $ 5.000 (08/28/01)       $ 4.977                             1,428

      INVESCO VIF-Utilities

          2001                                     $ 5.000 (08/28/01)       $ 4.453                            10,269

      Janus Aspen Series Flexible Income

          2001                                     $ 5.319                  $ 5.730                           505,442
          2000                                       5.005                    5.319                           227,478
          1999                                       5.000 (04/30/99)         5.005                            56,703

      Janus Aspen Series Worldwide Growth

          2001                                     $ 6.391                  $ 4.957                         1,730,283
          2000                                       7.578                    6.391                         1,231,773
          1999                                       5.000 (04/30/99)         7.578                           235,301

      PBHG Growth II

          2001                                     $ 7.178                  $ 4.273                           528,259
          2000                                       8.613                    7.178                           337,948
          1999                                       5.000 (04/30/99)         8.613                            36,740

      PBHG Technology & Communications

          2001                                     $ 7.182                  $ 3.424                         1,263,071
          2000                                      12.408                    7.182                           854,262
          1999                                       5.000 (04/30/99)        12.408                           320,093

      SAFECO RST Equity

          2001                                     $ 4.468                  $ 4.049                           418,561
          2000                                       5.009                    4.468                           289,801
          1999                                       5.000 (04/30/99)         5.009                           139,120

      SAFECO RST Growth Opportunities

          2001                                     $ 5.428                  $ 6.466                           409,107
          2000                                       5.784                    5.428                           193,071
          1999                                       5.000 (04/30/99)         5.784                            29,591



                                       16

                 CONDENSED FINANCIAL INFORMATION (Continued)




                                          Accumulation Unit Value    Accumulation Unit Value       Number of Accumulations Units
      Investment Account                  at beginning of period       at end of period            Outstanding at end of period
      ------------------                 ------------------------    -----------------------       -----------------------------

      T. Rowe Price Equity Income

          2001                                     $ 5.319                  $ 5.398                         1,537,211
          2000                                       4.705                    5.319                           883,644
          1999                                       5.000 (04/30/99)         4.705                           330,769

      T. Rowe Price Limited-Term Bond

          2001                                     $ 5.403                  $ 5.862                           238,860
          2000                                       5.000 (05/01/00)         5.403                            20,303

      T. Rowe Price Mid-Cap Growth

          2001                                     $ 5.047                  $ 5.000                           331,592
          2000                                       5.000 (05/01/00)         5.047                            72,220


           INFORMATION ABOUT AUL, THE VARIABLE ACCOUNT, AND THE FUNDS

AMERICAN UNITED LIFE INSURANCE COMPANY(R)

     AUL is a stock insurance company existing under the laws of the State of Indiana. It was originally incorporated as a fraternal society on November 7, 1877, under the laws of the federal government, and reincorporated as a mutual insurance company under the laws of the State of Indiana in 1933. On December 17, 2000, AUL converted from a mutual life insurance company to a stock life insurance company ultimately controlled by a mutual holding company, American United Mutual Insurance Holding Company ("MHC").

     After conversion, the insurance company issued voting stock to a newly-formed stock holding company, OneAmerica Financial Partners, Inc. (the "Stock Holding Company"). The Stock Holding Company may, at some future time, offer shares of its stock publicly or privately; however, the MHC must always hold at least 51% of the voting stock of the Stock Holding Company, which in turn owns 100% of the voting stock of AUL. No plans have been formulated to issue any shares of capital stock or debt securities of the Stock Holding Company at this time.

     AUL conducts a conventional life insurance, reinsurance, and annuity business. At December 31, 2001, AUL had assets of $11,582,755,000 and equity of $934,662,000.

     The principal underwriter for the Contracts is AUL. OneAmerica Securities, Inc., a wholly owned subsidiary of AUL, is the distributor of the Contracts. OneAmerica Securities, Inc., is registered as a broker-dealer with the SEC.

VARIABLE ACCOUNT

     AUL American Individual Variable Annuity Unit Trust was established by AUL on November 11, 1998, under procedures established under Indiana law. The income, gains, or losses of the Variable Account are credited to or charged against the assets of the Variable Account without regard to other income, gains, or losses of AUL. Assets in the Variable Account attributable to the reserves and other liabilities under the Contracts are not chargeable with liabilities arising from any other business that AUL conducts. AUL owns the assets in the Variable Account and is required to maintain sufficient assets in the Variable Account to meet all Variable Account obligations under the Contracts. AUL may transfer to its General Account assets that exceed anticipated obligations of the Variable Account. All obligations arising under the Contracts are general corporate obligations of AUL. AUL may invest its own assets in the Variable Account, and may accumulate in the Variable Account proceeds from Contract charges and investment results applicable to those assets.

     The Variable Account is currently divided into sub-accounts referred to as Investment Accounts. Each Investment Account invests exclusively in shares of one of the Funds. Premiums may be allocated to one or more Investment Accounts available under a Contract. AUL may in the future establish additional Investment Accounts of the Variable Account, which may invest in other securities, mutual funds, or investment vehicles.

     The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). Registration with the SEC does not involve supervision by the SEC of the administration or investment practices of the Variable Account or of AUL.

THE FUNDS

     Each of the Funds is a diversified, open-end management investment company commonly referred to as a mutual fund, or a portfolio thereof. Each of the Funds is registered with the SEC under the 1940 Act. Such registration does not involve supervision by the SEC of the investments or investment policies or practices of the Fund. Each Fund has its own investment objective or objectives and policies. The shares of a Fund are purchased by AUL for the corresponding Investment Account at the Fund's net asset value per share, i.e., without any sales load. All dividends and capital gain distributions received from a Fund are automatically reinvested in such Fund at net asset value, unless otherwise instructed by AUL. AUL has entered into agreements with the Distributors/Advisors of American Century Variable Portfolios, Inc., Calvert Variable Series, Inc., Fidelity Investments, INVESCO Funds Group, Inc., Janus Capital Management LLC, Pilgrim Baxter & Associates, SAFECO Asset Management Company, T. Rowe Price Equity Series, Inc. and T. Rowe Price Fixed Income Series, Inc., under which AUL has agreed to render certain services and to provide information about these funds to its Contract Owners and/or Participants who invest in these funds. Under these agreements and for providing these services, AUL receives compensation from the Distributor/Advisor of these funds, ranging from zero basis points until a certain level of Fund assets have been purchased to 25 basis points based on an annual service fee of average daily market value of shares owned by the Separate Account.

     The investment advisors of the Funds are identified in the Summary. All of the investment advisors are registered with the SEC as investment advisors. The Funds offer their shares as investment vehicles to support variable annuity contracts. The advisors or distributors to certain of the Funds may advise and distribute other investment companies that offer their shares directly to the public, some of which have names similar to the names of the Funds in which the Investment Accounts invest. These investment companies offered to the public should not be confused with the Funds in which the Investment Accounts invest. The Funds are described in their prospectuses, which accompany this prospectus.

     A summary of the investment objective or objectives of each Fund is provided below. There can be no assurance that any Fund will achieve its objective or objectives. More detailed information is contained in the Prospectus for the Funds, including information on the risks associated with the investments and investment techniques of each Fund.


ONEAMERICA FUNDS, INC. (formerly the AUL American Series Fund, Inc.)

ONEAMERICA  ASSET  DIRECTOR   PORTFOLIO   (formerly  the  AUL  American  Managed
Portfolio)

     The investment objective of the OneAmerica Asset Director Portfolio is to provide a high total return consistent with prudent investment risk. The Fund attempts to achieve this objective through a fully managed investment policy utilizing publicly traded common stock, debt securities (including convertible debentures), and money market securities.

ONEAMERICA INVESTMENT GRADE BOND PORTFOLIO (formerly the AUL American Bond Portfolio)

     The primary  investment  objective of the OneAmerica  Investment Grade Bond
Portfolio is to provide a high level of income consistent with prudent investment risk. As a secondary objective, the Fund seeks to provide capital appreciation to the extent consistent with the primary objective. The Fund attempts to achieve these objectives by investing primarily in corporate bonds and other debt securities.

ONEAMERICA MONEY MARKET PORTFOLIO (formerly the AUL American Money Market Portfolio)

     The investment objective of the OneAmerica Money Market Portfolio is to provide a high level of current income while preserving assets and maintaining liquidity and investment quality. The Fund attempts to achieve this objective by investing in short-term money market instruments that are of the highest quality.

ONEAMERICA VALUE PORTFOLIO (formerly the AUL American Equity Portfolio)

     The primary investment objective of the OneAmerica Value Portfolio is long-term capital appreciation. The Fund seeks current investment income as a secondary objective. The Fund attempts to achieve these objectives by investing primarily in equity securities selected on the basis of fundamental investment research for their long-term growth prospects.

FOR ADDITIONAL INFORMATION CONCERNING ONEAMERICA FUNDS, INC. AND ITS PORTFOLIOS, PLEASE SEE THE ONEAMERICA FUNDS, INC. PROSPECTUS, WHICH SHOULD BE READ CAREFULLY BEFORE INVESTING.

ALGER AMERICAN FUND

ALGER AMERICAN GROWTH PORTFOLIO

     The Alger American Growth Portfolio seeks long-term capital appreciation. It focuses on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the Portfolio invests primarily in the equity securities of large companies. The Portfolio considers a large company to have a market capitalization of $1 billion or greater.

ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO

     The Alger American Small Capitalization Portfolio seeks long-term capital appreciation. It focuses on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the portfolio invests primarily in the equity securities of small capitalization companies. A small capitalization company is one that has a market capitalization within the range of the Russell 2000 Growth Index or the S&P SmallCap 600 Index.

FOR  ADDITIONAL   INFORMATION   CONCERNING  THE  ALGER  AMERICAN  FUND  AND  ITS
PORTFOLIOS, PLEASE SEE THE ALGER AMERICAN FUND PROSPECTUS, WHICH SHOULD BE READ CAREFULLY BEFORE INVESTING.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

AMERICAN CENTURY VP INCOME & GROWTH PORTFOLIO

     The American Century VP Income & Growth Portfolio seeks capital growth by investing in common stocks. Income is a secondary objective. The fund employs a quantitative management approach, selecting primarily from the 1,500 largest publicly traded companies in the United States, with the goal of producing a total return that exceeds its benchmark, the S&P 500, without taking on significant additional risk. The fund's management team also targets a dividend yield that is higher than the yield of the S&P 500.

AMERICAN CENTURY VP INTERNATIONAL PORTFOLIO

     The American Century VP International Portfolio seeks to achieve its investment objective of capital growth by investing primarily in securities of foreign companies that meet certain fundamental and technical standards of selection and have, in the opinion of the investment manager, potential for appreciation. The Fund will invest primarily in common stocks of companies located in developed markets. Investment in securities of foreign issuers typically involves greater risks than investment in domestic securities, including currency fluctuations and political instability.

FOR ADDITIONAL INFORMATION CONCERNING AMERICAN CENTURY VARIABLE PORTFOLIOS, INC. AND ITS PORTFOLIOS, PLEASE SEE THE AMERICAN CENTURY VARIABLE PORTFOLIOS, INC. PROSPECTUS, WHICH SHOULD BE READ CAREFULLY BEFORE INVESTING.

CALVERT VARIABLE SERIES, INC.

CALVERT SOCIAL MID CAP GROWTH PORTFOLIO

     The  Calvert  Social Mid Cap  Growth  Portfolio  is a socially  responsible growth  Portfolio  that  seeks  long-term  capital
appreciation by investing primarily in a nondiversified portfolio of the equity securities of mid-sized companies that are undervalued but demonstrate a potential for growth. Investments are selected on the basis of their ability to contribute to the dual objectives of their financial soundness and social criteria. Although the Portfolio's social criteria tend to limit the availability of investment opportunities more than is customary with other investment companies, the Advisor believes there are sufficient investment opportunities to permit full investment among issuers which satisfy the Portfolio's investment and social objectives.

FOR ADDITIONAL INFORMATION CONCERNING CALVERT VARIABLE SERIES, INC., AND THE CALVERT SOCIAL MID CAP GROWTH PORTFOLIO, PLEASE SEE THE CALVERT VARIABLE SERIES, INC. PROSPECTUS, WHICH SHOULD BE READ CAREFULLY BEFORE INVESTING.
FIDELITY VARIABLE INSURANCE PRODUCTS FUND

FIDELITY VARIABLE INSURANCE PRODUCTS FUND

VIP ASSET MANAGER PORTFOLIO

     The VIP Asset Manager Portfolio seeks to obtain high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term instruments. FMR allocates the fund's assets among the following classes, or types, of investments. The stock class includes equity securities of all types. The bond class includes all varieties of fixed-income securities, including lower-quality debt securities, maturing in more than one year. The short-term/money market class includes all types of short-term and money market instruments.

VIP CONTRAFUND(R) PORTFOLIO

     The VIP Contrafund(R) Portfolio seeks long-term capital appreciation. FMR normally invests the fund's assets primarily in common stocks. FMR invests the fund's assets in securities of companies whose value FMR believes is not fully recognized by the public. The types of companies in which the fund may invest include companies experiencing positive fundamental change such as a new management team or product launch, a significant cost-cutting initiative, a merger or acquisition, or a reduction in industry capacity that should lead to improved pricing; companies whose earnings potential has increased or is expected to increase more than generally perceived; companies that have enjoyed recent market popularity but which appear to have temporarily fallen out of favor for reasons that are considered non-recurring or short-term; and companies that are undervalued in relation to securities of other companies in the same industry.

VIP EQUITY-INCOME PORTFOLIO

     The VIP Equity-Income Portfolio seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P
500. Fidelity Management & Research Company (FMR) normally invests at least 65% of the fund's total assets in income-producing equity securities. FMR may also invest the fund's assets in other types of equity securities and debt securities, including lower-quality debt securities. The Advisor may also invest in securities of foreign issuers in addition to securities of domestic issuers.

VIP GROWTH PORTFOLIO

     The VIP Growth Portfolio seeks to achieve capital appreciation. FMR invests the fund's assets in companies that it believes have above-average growth potential. Growth may be measured by factors such as earnings or revenue. FMR may invest the fund's assets in securities of foreign issuers in addition to securities of domestic issuers.

VIP HIGH INCOME PORTFOLIO

     The VIP High Income Portfolio seeks a high level of current income while also considering growth of capital. FMR normally invests at least 65% of the fund's total assets in income-producing debt securities, preferred stocks and convertible securities, with an emphasis on lower-quality debt securities. Many lower-quality debt securities are subject to legal or contractual restrictions limiting FMR's ability to resell the securities to the general public. FMR may also invest the fund's assets in non-income producing securities, including defaulted securities and common stocks. FMR intends to limit common stocks to 10% of the fund's total assets. FMR may invest in companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganization or financial restructurings.

VIP INDEX 500 PORTFOLIO

     The VIP Index 500 Portfolio seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500. Banker's Trust invests at least 80% of assets in common stocks included in the S&P 500.

VIP OVERSEAS PORTFOLIO

     The VIP Overseas Portfolio seeks long-term growth of capital. FMR normally invests at least 65% of the fund's total assets in foreign securities. FMR normally invests the fund's assets primarily in stocks. FMR normally diversifies the fund's investments across different countries and regions. In allocating the fund's investments across countries and regions, FMR will consider the size of the market in each country and region relative to the size of the international market as a whole.


FOR ADDITIONAL INFORMATION CONCERNING FIDELITY'S VARIABLE INSURANCE PRODUCTS FUND ("VIP") AND ITS PORTFOLIOS, PLEASE SEE THE VIP PROSPECTUS, WHICH SHOULD BE READ CAREFULLY BEFORE INVESTING.

INVESCO VARIABLE INVESTMENT FUNDS, INC.

INVESCO VIF-DYNAMICS FUND

     INVESCO  VIF - Dynamics  Fund seeks  capital  appreciation.

The Portfolio normally invests at least 65% of its assets in common stocks of mid-sized companies. INVESCO defines mid-sized companies as companies that are included in the Russell Midcap Growth Index at the time of purchase, or if not included in that Index, have market capitalizations of between $2.5 billion and $15 billion at the time of purchase. The scope of the Index varies with market performance of the companies in the Index. The Fund also has the flexibility to invest in other types of securities, including preferred stocks, convertible securities and bonds. The core of the Fund's portfolio is invested in securities of established companies that are leaders in attractive growth markets with a history of strong returns. The remainder of the portfolio is invested in securities of companies that show accelerating growth, driven by product cycles, favorable industry or sector conditions, and other factors that INVESCO believes will lead to rapid sales or earnings growth.

INVESCO VIF-FINANCIAL SERVICES FUND

     INVESCO VIF - Financial Services seeks capital appreciation. The Portfolio invests normally at least 80% of its assets in the equity securities of companies involved in the financial services sector. These companies include, but are not limited to, banks (regional and money-centers), insurance companies (life, property and casualty, and multiline), investment and miscellaneous industries (asset managers, brokerage firms, and government-sponsored agencies) and suppliers to financial services companies. The investment advisor seeks companies which it believes can grow their revenues and earnings in a variety of interest rate environments - although securities prices of financial services companies generally are interest rate-sensitive.

INVESCO VIF-HEALTH SCIENCES FUND

     INVESCO VIF - Health Sciences seeks capital appreciation. The Portfolio normally invests at least 80% of its assets in the equity securities of companies that develop, produce or distribute products or services related to health care. These companies include, but are not limited to, medical equipment or supplies, pharmaceuticals, biotechnology and healthcare providers and service companies. The investment advisor attempts to blend well-established healthcare firms with faster-growing, more dynamic health care companies. Well-established health care companies typically provide liquidity and earnings visibility for the Portfolio and represent core holdings in the Fund.

INVESCO VIF-HIGH YIELD FUND

     INVESCO VIF - High Yield Fund seeks a high level of current income by investing primarily in bonds and other debt securities. It also seeks capital appreciation. It normally invests at least 65% (80% effective July 31, 2002) of its assets in a diversified portfolio of high yield corporate bonds rated below investment grade, commonly known as "junk bonds," and preferred stock with investment grade and below investment grade ratings. These investments generally offer higher rates of return, but are riskier than investments in securities of issuers with higher credit ratings. A portion of the Fund's assets may be invested in other securities such as corporate short-term notes, repurchase agreements, and money market funds. There are no limitations on the maturities held by the Fund, and the Fund's average maturity will vary as INVESCO responds to interest rates.

INVESCO VIF-REAL ESTATE OPPORTUNITY FUND

     The Fund seeks capital growth. It also seeks to earn current income. The Fund is aggressively managed. The Fund invests primarily in equity securities that INVESCO believes will rise in price faster than other securities, as well as in options and other instruments whose values are based upon the values of equity securities. The Fund normally invests at least 65% (80% effective July 31, 2002) in equity securities and equity-related instruments of companies doing business in the real estate industry, including real estate investment trusts ("REITS"), which invest in real estate or interests in real estate. The companies in which the Fund invests may also include, but are not limited to real estate brokers, home builders or real estate developers, companies with substantial real estate holdings, and companies with significant involvement in the real estate industry or other real estate-related companies.

INVESCO VIF-UTILITIES FUND

     INVESCO VIF - Utilities Fund seeks capital growth. It also seeks current income. The Fund is aggressively managed. The Fund invests primarily in equity securities that INVESCO believes will rise in price faster than other securities, as well as in options and other instruments whose values are based upon the values of equity securities. The Fund normally invests at least 80% of its assets in equity securities and equity-related instruments of companies that produce, generate, transmit or distribute natural gas or electricity, as well as in companies that provide telecommunications services, including local, long distance and wireless, and excluding broadcasting.

FOR ADDITIONAL INFORMATION CONCERNING INVESCO VARIABLE INVESTMENT FUNDS, INC. AND ITS PORTFOLIOS, PLEASE SEE THE VIF PROSPECTUS, WHICH SHOULD BE READ CAREFULLY BEFORE INVESTING.

JANUS ASPEN SERIES

FLEXIBLE INCOME PORTFOLIO

     The Flexible Income Portfolio is a diversified portfolio that seeks to maximize total return from a combination of income and capital appreciation by investing primarily in income-producing securities. This Portfolio may have substantial holdings of lower rated debt securities or "junk" bonds.

WORLDWIDE GROWTH PORTFOLIO

     The Worldwide Growth Portfolio is a diversified portfolio that seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic issuers.

FOR  ADDITIONAL   INFORMATION   CONCERNING  JANUS  ASPEN  SERIES  FUND  AND  ITS
PORTFOLIOS,

PLEASE SEE THE JANUS ASPEN SERIES FUND PROSPECTUS, WHICH SHOULD BE READ CAREFULLY BEFORE INVESTING.


PBHG INSURANCE SERIES FUND

PBHG GROWTH II PORTFOLIO

     The investment objective of the PBHG Growth II Portfolio is capital appreciation. The Portfolio will normally invest in growth securities of small and medium-sized companies with market capitalizations or annual revenues between $500 million and $10 billion. The growth securities in the Portfolio are primarily common stocks that the Advisor believes have strong business momentum, earnings growth and capital appreciation potential. The PBHG Growth II Portfolio is managed by Jeffrey A. Wrona, CFA, who is responsible for managing other mid-cap institutional accounts and the PBHG Technology & Communications Fund of The PBHG Funds, Inc.

PBHG TECHNOLOGY & COMMUNICATIONS PORTFOLIO

     The primary objective of the PBHG Technology & Communications Portfolio is long-term growth of capital. Current income is incidental to the Portfolio's objective. The Portfolio will normally invest in common stocks of companies doing business in the technology and communications sectors of the market. The Portfolio will invest 25% or more of its total assets in the groups of industries within these sectors, which may include computer software and hardware, network and cable broadcasting, semiconductors, defense and data storage and retrieval and biotechnology. The Portfolio is managed by Jeffrey A. Wrona, CFA, who also manages the PBHG Technology & Communications Fund of The PBHG Funds, Inc.

FOR MORE COMPLETE INFORMATION, INCLUDING INFORMATION ON CHARGES AND EXPENSES, CONCERNING THE PBHG INSURANCE SERIES FUND, PLEASE CALL (800) 433-0051 OR WRITE THE PBHG INSURANCE SERIES FUND FOR A PROSPECTUS, WHICH SHOULD BE READ CAREFULLY BEFORE INVESTING.

SAFECO RESOURCE SERIES TRUST

RST EQUITY PORTFOLIO

     The RST Equity Portfolio has as its investment objective to seek long-term capital and reasonable current income. The RST Equity Portfolio typically invests in common stocks of large established companies that are proven performers.

RST GROWTH OPPORTUNITIES PORTFOLIO

     The RST Growth Opportunities Portfolio has as its investment objective to seek growth of capital. The RST Growth Opportunities Portfolio invests most of its assets in common stocks selected primarily for potential growth at a reasonable price.

FOR ADDITIONAL INFORMATION CONCERNING SAFECO RESOURCE SERIES TRUST AND ITS PORTFOLIOS, PLEASE SEE THE SAFECO RESOURCE SERIES TRUST PROSPECTUS, WHICH SHOULD BE READ CAREFULLY BEFORE INVESTING.

T. ROWE PRICE EQUITY SERIES, INC.

T. ROWE PRICE EQUITY INCOME PORTFOLIO

     The T. Rowe Price Equity Income Portfolio seeks to provide substantial dividend income as well as long-term growth of capital through investments in the common stocks of established companies.

T. ROWE PRICE MID-CAP GROWTH PORTFOLIO

     The T. Rowe Price Mid-Cap Growth Portfolio seeks long-term growth of capital by investing in mid-cap stocks with potential for above-average earnings growth. Mid-cap companies are defined as those whose market capitalization, at the time of purchase by the Portfolio, fall within the capitalization range of companies included in either the S&P 400 MidCap Index or the Russell MidCap Growth Index. However, the Portfolio will not automatically sell or cease to purchase stock of a company it already owns just because the company's market capitalization grows or falls outside this range.

T. ROWE PRICE FIXED INCOME SERIES, INC.

T. ROWE PRICE LIMITED-TERM BOND PORTFOLIO

     The T. Rowe Price Limited-Term Bond Portfolio seeks a high level of income consistent with moderate fluctuations in principal value. The Portfolio invests primarily in investment grade short- and intermediate-term bonds. While there are no maturity limitations on individual securities purchased, the portfolio's dollar-weighted average effective maturity will not exceed five years.

FOR ADDITIONAL INFORMATION CONCERNING T. ROWE PRICE EQUITY SERIES, INC. AND T. ROWE PRICE FIXED INCOME SERIES, INC. AND THEIR PORTFOLIOS, PLEASE SEE THE T. ROWE PRICE EQUITY SERIES, INC. AND THE T. ROWE PRICE FIXED INCOME SERIES, INC. PROSPECTUSES, WHICH SHOULD BE READ CAREFULLY BEFORE INVESTING.

                                 THE CONTRACTS

GENERAL

     The Contracts are offered for use in connection with non-tax qualified retirement plans by an individual. The Contracts are also eligible for use in connection with certain tax qualified retirement plans that meet the requirements of Sections 401, 403(b), 408 or 408A of the Internal Revenue Code. Certain federal tax advantages are currently available to retirement plans that qualify as (1) self-employed individuals' retirement plans under Section 401, such as HR-10 Plans, (2) pension or profit-sharing plans established by an employer for the benefit of its employees under Section 401, (3) Section 403(b) annuity purchase plans for employees of public schools or a charitable, educational, or scientific organization described under Section 501(c)(3), and
(4) individual retirement accounts or annuities, including those established by an employer as a simplified employee pension plan or SIMPLE IRA plan under
Section 408, Roth IRA plan under Section 408A or (5) deferred compensation plans for employees established by a unit of a state or local government or by a tax-exempt organization under Section 457.

           PREMIUMS AND ACCOUNT VALUES DURING THE ACCUMULATION PERIOD

APPLICATION FOR A CONTRACT

     Any person or, in the case of Qualified Plans, any qualified organization, wishing to purchase a Contract must submit an application and an initial Premium to AUL, and provide any other form or information that AUL may require. AUL reserves the right to reject an application or Premium for any reason, subject to AUL's underwriting standards and guidelines.

PREMIUMS UNDER THE CONTRACTS

     Premium payments under the Contracts may be made at any time during the Contract Owner's life and before the Contract's Annuity Date. Premiums may vary in amount and frequency but each Premium payment must be at least $100 if paying Premiums through monthly APP (Automatic Premium Payment). Otherwise, the minimum is $1,000. Premiums must total at least $5,000 in the first five Contract Years. Premiums may not total more than $1 million in each of the first two Contract Years. In subsequent Contract Years, Premiums may not exceed $15,000 for non-Qualified Contracts or $30,000 for Qualified Contracts, unless otherwise agreed to by AUL.

     If the minimum Premium amounts are not met, AUL may, after 60 days notice, terminate the Contract and pay an amount equal to the Account Value as of the close of business on the effective date of termination. AUL may change the minimum Premiums permitted under a Contract, and may waive any minimum required Premium at its discretion.

     Annual Premiums under any Contract purchased in connection with a Qualified Plan will be subject to maximum limits imposed by the Internal Revenue Code and possibly by the terms of the Qualified Plan. See the Statement of Additional Information for a discussion of these limits or consult the pertinent Qualified Plan document. Such limits may change without notice.

     Initial Premiums must be credited to a Contract no later than the end of the second Business Day after it is received by AUL at its Home Office if it is preceded or accompanied by a completed application that contains all the information necessary for issuing the Contract and properly crediting the Premium. If AUL does not receive a complete application, AUL will notify the applicant that AUL does not have the necessary information to issue a Contract. If the necessary information is not provided to AUL within five Business Days after the Business Day on which AUL first receives an initial Premium or if AUL determines it cannot otherwise issue a Contract, AUL will return the initial Premium to the applicant, unless consent is received to retain the initial Premium until the application is made complete.

Subsequent Premiums (other than initial Premiums) are credited as of the end of the Valuation Period in which they are received by AUL at its Home Office.

RIGHT TO EXAMINE PERIOD

     The Owner has the right to return the Contract for any reason within the Right to Examine Period which is a ten day period beginning when the Owner receives the Contract. If a particular state requires a longer Right to Examine Period, then eligible Owners in that state will be allowed the longer statutory period to return the Contract. The returned Contract will be deemed void and AUL will refund the Account Value as of the end of the Valuation Period in which AUL receives the Contract. The Contract Owner bears the investment risk during the period prior to the Company's receipt of request for cancellation. AUL will refund the Premium paid in those states where required by law and for individual retirement annuities (if returned within seven days of receipt).

ALLOCATION OF PREMIUMS

     In the Policy application, the Owner specifies the percentage of a Premium to be allocated to the investment accounts and to the Fixed Account(s). The sum of the allocations must equal 100%, with at least 1% of each Premium payment allocated to each account selected. All Premium allocations must be in whole percentages. AUL reserves the right to limit the number of Investment Accounts to which Premiums may be allocated. The Owner can change the allocation percentages at any time, subject to these rules, by providing Proper Notice to the Home Office. The change will apply to the Premium payments received with or after receipt of the notice.

     The initial Premium generally is allocated to the available Fixed Account(s) and the Investment Accounts in accordance with the allocation instructions on the date we receive the Premium at our Home Office. Subsequent Premiums are allocated as of the end of the Valuation Period during which we receive the Premium at our Home Office.

     In those states that require the refund of the greater of Premiums paid or Account Value, we generally allocate all Premiums received to our General
Account  prior to the end of the  "right  to  examine"  period.  We will  credit interest daily on Premiums so allocated. However, we reserve the right to allocate Premiums to the available Fixed Account(s) and the Investment Accounts of the Separate Account in accordance with the allocation instructions prior to the expiration of the "right to examine" period. At the end of the Right to Examine period, we transfer the Net Premium and interest to the Fixed Account(s) and the Investment Accounts based on the percentages selected in the application. For purposes of determining the end of the right to examine period, solely as it applies to this transfer, we assume that receipt of this Policy occurs 5 calendar days after the Contract Date.

TRANSFERS OF ACCOUNT VALUE

     All or part of an Owner's Account Value may be transferred among the Investment Accounts of the Variable Account or to the Fixed Account at any time during the Accumulation Period upon receipt of Proper Notice by AUL at its Home Office. The minimum amount that may be transferred from any one Investment Account is $100 or, if less than $100, the Owner's remaining Account Value in the Investment Account. If, after any transfer, the Owner's remaining Account Value in an Investment Account or in the Fixed Account would be less than $100, then such request will be treated as a request for a transfer of the entire Account Value.

     Currently, there are no limitations on the number of transfers between Investment Accounts available under a Contract or the Fixed Account. However, AUL may charge for each transfer in excess of twenty four in any policy year. AUL reserves the right, however, to change the limitation on the minimum transfer, to assess transfer charges, to change the limit on remaining balances, to limit the number and frequency of transfers, and to suspend any transfer privileges. If we determine that the transfers made by or on behalf of one or more Owners are to the disadvantage of other Owners, we may restrict the rights of certain Owners. We also reserve the right to limit the size of transfers and remaining balances, to limit the number and frequency of transfers, and to discontinue telephone, interactive voice response or internet based transfers. Any transfer from an Investment Account of the Variable Account shall be effected as of the end of the Valuation Date in which AUL receives the request in proper form. AUL has established procedures to confirm that instructions communicated by telephone or via the internet are genuine, which include the use of personal identification numbers and recorded telephone calls. Neither AUL nor its agents will be liable for acting upon instructions believed by AUL or its agents to be genuine, provided AUL has complied with its procedures.

DOLLAR COST AVERAGING PROGRAM

     Owners who wish to purchase units of an Investment Account over a period of time may do so through the Dollar Cost Averaging ("DCA") Program. The theory of dollar cost averaging is that greater numbers of Accumulation Units are purchased at times when the unit prices are relatively low than are purchased when the prices are higher. This has the effect, when purchases are made at different prices, of reducing the aggregate average cost per Accumulation Unit to less than the average of the Accumulation Unit prices on the same purchase dates. However, participation in the Dollar Cost Averaging Program does not assure a Contract Owner of greater profits from the purchases under the Program, nor will it prevent or necessarily alleviate losses in a declining market.

     For example, assume that a Contract Owner requests that $1,000 per month be transferred from the OneAmerica Money Market Investment Account to the OneAmerica Value Investment Account. The following table illustrates the effect of dollar cost averaging over a six month period.

                    Transfer          Unit            Units
      Month          Amount           Value         Purchased
      -----          ------           -----         ---------

        1            $1,000            $20             50
        2            $1,000            $25             40
        3            $1,000            $30             33.333
        4            $1,000            $40             25
        5            $1,000            $35             28.571
        6            $1,000            $30             33.333

The average price per unit for these purchases is the sum of the prices ($180) divided by the number of monthly transfers (6) or $30. The average cost per Accumulation Unit for these purchases is the total amount transferred ($6,000) divided by the total number of Accumulation Units purchased (210.237)
or $28.54. THIS TABLE IS FOR ILLUSTRATIVE PURPOSES ONLY AND IS NOT REPRESENTATIVE OF FUTURE RESULTS.

Initial Dollar Cost Averaging Program

     Under the Initial DCA Program, the Owner selects either a six month Initial DCA Program or a twelve month Initial DCA Program. Once the first Premium is deposited into the Enhanced Averaging Fixed Account, AUL will transfer out an amount each month that ensures that the entire balance of the Enhanced Averaging Fixed Account will be transferred within a six month or twelve month period based on the Owners election at issue. The unit values are determined on the dates of the transfers. To participate in the Program, AUL requires a minimum deposit of $10,000 into the Enhanced Averaging Fixed Account.

     Transfers to any of the Fixed Account(s) are not permitted under the Initial Dollar Cost Averaging Program. AUL offers the Initial Dollar Cost Averaging Program to Contract Owners at no charge, and the Company reserves the right to terminate, change or temporarily discontinue the Program at any time. Contract Owners may accelerate transfers into one or more Investment Accounts or discontinue participation in the Program at any time by providing Proper Notice to AUL. AUL must receive Proper Notice of such a change at least five days before a previously scheduled transfer is to occur.

     Contract Owners may only elect to participate in the Initial DCA Program by requesting it at issue. The Program will take effect on the first monthly transfer date following the Premium receipt by AUL at its Home Office. The initial transfer will occur 30 days after the expiration of the "Right to Examine" period. Subsequent transfers will occur at 30 day intervals after the date of the initial transfer. Transfers will be performed on such day, provided that such day is a Valuation Date. If the date is not a Valuation Date, then the transfer will be made on the next Valuation Date.

Ongoing Dollar Cost Averaging Program

     Under the Ongoing DCA Program, the owner deposits Premiums into the OneAmerica Money Market Investment Account ("MMIA") and then authorizes AUL to transfer a specific dollar amount from the MMIA into one or more other Investment Accounts at the unit values determined on the dates of the transfers. This may be done monthly, quarterly, semi-annually, or annually. These transfers will continue automatically until AUL receives notice to discontinue the Program, or until there is not enough money in the MMIA to continue the Program, whichever occurs first. To participate in the Program, AUL requires a minimum deposit of $10,000 into the OneAmerica Money Market Investment Account.

     Currently, the minimum required amount of each transfer is $500, although AUL reserves the right to change this minimum transfer amount in the future. Transfers to any of the Fixed Accounts are not permitted under the Ongoing DCA Program. At least ten days advance written notice to AUL is required before the date of the first proposed transfer under the Ongoing DCA Program. AUL offers the Ongoing Dollar Cost Averaging Program to Contract Owners at no charge and the Company reserves the right to temporarily discontinue, terminate, or change the Program at any time. Contract Owners may change the frequency of scheduled transfers, or may increase or decrease the amount of scheduled transfers, or may discontinue participation in the Program at any time by providing written notice to AUL, provided that AUL must receive written notice of such a change at least five days before a previously scheduled transfer is to occur.

     Contract Owners may initially elect to participate in the Ongoing DCA Program, and if this election is made at the time the Contract is applied for, the Program will take effect on the first monthly, quarterly, semi-annual, or annual transfer date following the Premium receipt by AUL at its Home Office. The Contract Owner may select the particular date of the month, quarter, or year that the transfers are to be made and such transfers will automatically be performed on such date, provided that such date selected is a day that AUL is open for business and provided further that such date is a Valuation Date. If the date selected is not a Business Day or is not a Valuation Date, then the transfer will be made on the next succeeding Valuation Date.

PORTFOLIO REBALANCING PROGRAM

     You may elect to automatically adjust your Investment Account balances to be consistent with the allocation most recently requested. This will be done on a quarterly or annual basis from the date on which the Portfolio Rebalancing Program commences. The redistribution will not count toward the 24 free transfers permitted each Policy year. If the Dollar Cost Averaging Program has been elected, the Portfolio Rebalancing Program will not commence until the date following the termination of the Dollar Cost Averaging Program.

     You may elect this plan at any time. The Portfolio Rebalancing Program is not available on Contracts with outstanding loans. Portfolio rebalancing will terminate when you request any transfer or the day we receive Proper Notice instructing us to cancel the Portfolio Rebalancing Program. We do not currently charge for this program. We reserve the right to alter the terms or suspend or eliminate the availability of portfolio rebalancing at any time.

EXCHANGE OFFERS

     AUL may offer current Contract Owners the opportunity to exchange their old AUL contracts for Contracts offered herein ("Exchange Offer"). If the Contract Owner elects the Extra Credit Premium Rider, AUL, from its general account, will provide a Credit to each Contract Owner who accepts the offer, which is based on the value of the contract surrendered (the "Exchanged Contract") exchanged for the new AUL Contract (the "New Contract").

     Potential customers should be advised that the Exchange Offer is specifically designed for those customers who intend to continue to hold their Contracts as long-term investment vehicles. The Exchange Offer is not intended for all potential customers and is especially not appropriate for any customer who anticipates surrendering all or a significant part (i.e., more than the 12% Free Withdrawal Amount on an annual basis) of his or her Contract before the expiration of the eight year withdrawal charge period (or the six year withdrawal charge period, if the Six Year Contract Withdrawal Charge Rider is elected). The Exchange Offer will result in the imposition of a new withdrawal charge period regardless of the customer's current withdrawal charge period in the Exchanged Contract.

     Withdrawals will be governed by the terms of the New Contract for purposes of calculating any contingent deferred sales charges ("Withdrawal Charges"; see "Withdrawal Charge"). The Exchange Offer will be communicated to potential clients by providing them with a prospectus for the New Contracts and the StarPoint Offering Notice.

     The Exchange Offer may only be available with certain plans. For example, the Enhanced Averaging Fixed Account is not available to Contracts purchased through the Exchange Offer.

     If a Contract is surrendered during the new Withdrawal Charge period, any applicable Credit will be recaptured based on the Credit vesting schedule. See "Extra Credit Premium Rider." Any Credit may be more than offset by the Withdrawal Charge; and a potential customer may be worse off than if he had not made the exchange. The potential customer should also compare the Mortality and Expense Risk charges, Rider charges and other charges, of the Exchanged Contract and the New Contract to be certain that the New Contract does not deduct higher charges, thus offsetting the benefit of the Credit paid.

     To accept the Exchange Offer, the potential client must sign the "StarPoint Offering Notice" disclosure form in addition to any customary applications and paperwork.

     AUL reserves the right to withdraw or modify the Exchange Offer at any time.

CONTRACT OWNER'S VARIABLE ACCOUNT VALUE

Accumulation Units

     Premiums allocated to the Investment Accounts available under a Contract are credited to the Contract in the form of Accumulation Units. The number of Accumulation Units to be credited is determined by dividing the dollar amount allocated to the particular Investment Account by the Accumulation Unit value for the particular Investment Account as of the end of the Valuation Period in which the Premium is credited. The number of Accumulation Units so credited to the Contract shall not be changed by a subsequent change in the value of an Accumulation Unit, but the dollar value of an Accumulation Unit may vary from Valuation Date to Valuation Date depending upon the investment experience of the Investment Account and charges against the Investment Account.

Accumulation Unit Value

     AUL determines the Accumulation Unit value for each Investment Account of the Variable Account on each Valuation Date. The Accumulation Unit value for the OneAmerica Money Market Investment Account was initially set at one dollar $1 and all the other Investment Accounts were initially set at $5. Subsequently, on each Valuation Date, the Accumulation Unit value for each Investment Account is determined by multiplying the Net Investment Factor determined as of the end of the Valuation Date for the particular Investment Account by the Accumulation Unit value for the Investment Account as of the immediately preceding Valuation Period. The Accumulation Unit value for each Investment Account may increase, decrease, or remain the same from Valuation Period to Valuation Period in accordance with the Net Investment Factor.

Net Investment Factor

     The Net Investment Factor is used to measure the investment performance of an Investment Account from one Valuation Period to the next. For any Investment Account for a Valuation Period, the Net Investment Factor is determined by dividing (a) by (b) where:

     (a)  is equal to:


          (1) the net asset value per share of the Fund in which the Investment Account invests, determined as of the end of the Valuation Period, plus

          (2) the per share amount of any dividend or other distribution, if any, paid by the Fund during the Valuation Period, plus or minus

          (3) a credit or charge with respect to taxes, if any, paid or reserved for AUL during the Valuation Period that are determined by AUL to be attributable to the operation of the Investment Account (although no federal income taxes are applicable under present law and no such charge is currently assessed);

     (b) is the net asset value per share of the Fund determined as of the end of the preceding Valuation Period.

                             CHARGES AND DEDUCTIONS
Premium Tax Charge

     Various states and municipalities impose a tax on Premiums received by insurance companies. Whether or not a Premium tax is imposed will depend upon, among other things, the Owner's state of residence, the Annuitant's state of residence, the insurance tax laws, and AUL's status in a particular state. AUL assesses a Premium tax charge to reimburse itself for Premium taxes that it incurs. This charge will be deducted as Premium taxes are incurred by AUL, which is usually when an annuity is effected. Premium tax rates currently range from 0% to 3.5%, but are subject to change.

Withdrawal Charge

     No deduction for sales charges is made from Premiums for a Contract. However, if a cash withdrawal is made or the Contract is surrendered by the Owner a withdrawal charge (which may also be referred to as a contingent deferred sales charge), may be assessed by AUL on the amount withdrawn if the Contract is within the withdrawal charge period. The withdrawal charge period varies depending upon whether the Contract Owner selected the Six Year Withdrawal Charge Rider. An amount withdrawn during a Contract Year referred to as the Free Withdrawal Amount will not be subject to an otherwise applicable withdrawal charge. The Free Withdrawal Amount is 12% of Account Value as of the most recent Contract Anniversary, or 12% of the account value as of the first withdrawal in the first Contract Year.

     The chart below illustrates the amount of the withdrawal charge that applies to the Contracts based on the number of years that the Contract has been in existence.

 Charge as a Percentage of First Year Premium on Withdrawals Exceeding 12% Free Withdrawal Amount
 -----------------------------------------------------------------------------------------------

Contract Year             1      2        3        4        5        6       7        8        9 or more

Flexible Premium
  Contracts               8%     8%       8%       7%       6%       5%      4%       2%       0%

Flexible Premium Contracts
  with Six Year Contract
  Withdrawal Charge Rider 8%     8%       8%       7%       6%       5%      0%       0%       0%


     In no event will the amount of any withdrawal charge, when added to any withdrawal charges previously assessed against any amount withdrawn from a Contract, exceed 8% of the total Premiums paid. In addition, no withdrawal charge will be imposed upon payment of Death Proceeds under the Contract.

     A withdrawal charge may be assessed upon annuitization of a Contract. No withdrawal charge will apply if a life annuity or survivorship annuity option is selected or if the Contract is in its fifth Contract Year or later and a fixed income option for a period of 10 or more years is chosen. Otherwise the withdrawal charge will apply. A withdrawal may result in taxable income to the Contract Owner.

     The withdrawal charge will be used to recover certain expenses relating to sales of the Contracts, including commissions paid to sales personnel and other promotional costs. AUL reserves the right to increase or decrease the withdrawal charge for any Contracts established on or after the effective date of the change, but the withdrawal charge will not exceed 8% of the total Premiums paid.

Mortality and Expense Risk Charge

     AUL deducts a monthly charge from the Variable Account Value pro rata based on your amounts in each account. Refer to the Expense Table for current charges. This amount is intended to compensate AUL for certain mortality and expense risks AUL assumes in offering and administering the Contracts and in operating the Variable Account.

     The expense risk is the risk that AUL's actual expenses in issuing and administering the Contracts and operating the Variable Account will be more than the charges assessed for such expenses. The mortality risk borne by AUL is the risk that the Annuitants, as a group, will live longer than AUL's actuarial tables predict. AUL may ultimately realize a profit from this charge to the extent it is not needed to address mortality and administrative expenses, but AUL may realize a loss to the extent the charge is not sufficient. AUL may use any profit derived from this charge for any lawful purpose, including any distribution expenses not covered by the withdrawal charge.

Annual Contract Fee

     AUL deducts a maximum annual Contract fee from each Owner's

Account Value pro rata based on your amounts in each account. Refer to the Expense Table for current charges. The fee is assessed every year on a Contract if the Contract is in effect on the Contract Anniversary, and is assessed only during the Accumulation Period. When a Contract Owner annuitizes or surrenders on any day other than a Contract Anniversary, a pro rata portion of the charge for that portion of the year will not be assessed. The charge is deducted proportionately from the Account Value allocated among the Investment Accounts and the Fixed Account(s). The purpose of this fee is to reimburse AUL for the expenses associated with the operation of the Variable Account. AUL does not expect to profit from this fee.

Administrative Fee

     AUL deducts a monthly charge from the Variable Account Value pro rata based on your amounts in each account. Refer to the Expense Table for current charges. This charge is assessed to reimburse AUL for the expenses associated with the administration of the Contracts. AUL may ultimately realize a profit from this charge to the extent it is not needed to address administrative expenses, but AUL may realize a loss to the extent the charge is not sufficient. AUL may use any profit derived from this charge for any lawful purpose, including any distribution expenses not covered by the withdrawal charge.

Rider Charges

     The addition of any riders will result in additional charges which will be deducted proportionately from either the Account Value or only the Variable Account Value. Please refer to specific rider for details. Refer to the Expense Table for a detail of rider charges.

Other Charges

     AUL may charge the Investment Accounts of the Variable Account for the federal, state, or local income taxes incurred by AUL that are attributable to the Variable Account and its Investment Accounts. No such charge is currently assessed.

Variations in Charges

     AUL may reduce or waive the amount of the withdrawal charge and annual Contract fee for a Contract where the expenses associated with the sale of the Contract or the administrative costs associated with the Contract are reduced. For example, the withdrawal and/or annual Contract fee may be reduced in connection with acquisition of the Contract in exchange for another annuity Contract issued by AUL. AUL may also reduce or waive the withdrawal charge and annual Contract fee on Contracts sold to the directors or employees of AUL or any of its affiliates or to directors or any employees of any of the Funds.

Guarantee of Certain Charges

     AUL guarantees that the mortality and expense risk charge shall not increase once a Contract has been sold. AUL reserves the right to increase the mortality and expense risk charge on future Contracts. AUL may increase the Annual Contract fee or the Administrative Fee, but only to the extent necessary to recover the expenses associated with administration of the Contracts and operations of the Variable Account.

Expenses of the Funds

     Each Investment Account of the Variable Account purchases shares at the net asset value of the corresponding Fund. The net asset value reflects the investment advisory fee and other expenses that are deducted from the assets of the Fund. The advisory fees and other expenses are not fixed or specified under the terms of the Contract and are described in the Funds' Prospectuses.

                                 DISTRIBUTIONS

Cash Withdrawals

     During the lifetime of the Annuitant, at any time before the Annuity Date and subject to the limitations under any applicable Qualified Plan and applicable law, a Contract may be surrendered or a withdrawal may be taken from a Contract. A surrender or withdrawal request will be effective as of the end of the Valuation Date that a Proper Notice is received by AUL at its Home Office. Generally, surrender or withdrawal requests will be paid within seven calendar days.

     If we receive proper notice of a full surrender request, we will pay the Net Cash Value as of the end of the Valuation Period to the Owner.

     A withdrawal may be requested for a specified percentage or dollar amount of an Owner's Account Value. Upon payment, the Owner's Account Value will be reduced by an amount equal to the payment, plus any positive or negative market value adjustment on the amounts withdrawn from the MVA Fixed Accounts, and any applicable withdrawal charge. We reserve the right to treat requests for a withdrawal that would leave an Account Value of less than $5,000 as a request for a surrender. AUL may change or waive this provision at its discretion. The minimum amount that may be withdrawn from a Contract Owner's Account Value is $250. In addition, Contracts issued in connection with certain retirement programs may be subject to constraints on withdrawals and surrenders.

     The amount of a withdrawal will be taken from the Investment Accounts and the Fixed Account(s) as instructed. If the Owner does not specify, withdrawals will be made in proportion to the Owner's Account Value in the various Investment Accounts and the Fixed Account(s). A withdrawal will not be effected until Proper Notice is received by AUL at its Home Office.

     In addition to any withdrawal charges or applicable market value adjustments, a surrender or a withdrawal may be subject to a Premium tax charge for any tax on Premiums that may be imposed by various states and municipalities. See "Premium Tax Charge." A surrender or withdrawal may result in taxable income and in some cases a tax penalty. See "Tax Penalty for All Annuity Contracts" in the Statement of Additional Information. Owners of Contracts used in connection with a Qualified Plan should refer to the terms of the applicable Qualified Plan for any limitations or restrictions on cash withdrawals. The tax consequences of a surrender or withdrawal under the Contracts should be carefully considered. See "Federal Tax Matters."


Loan Privileges

     Loan privileges are only available on Contracts qualified under 403(b). Prior to the Annuitization Date, the Owner of a Contract qualified under 403(b) may receive a loan from the Account Value subject to the terms of the Contract, the specific 403(b) plan, and the Internal Revenue Code, which may impose restrictions on loans.

     Loans from a 403(b) qualified Contracts are available beginning 30 days after the Issue Date. The Contract Owner may borrow a minimum of $1,000. Loans may only be secured by the Account Value. In non-ERISA plans, for Account Values up to $20,000, the maximum loan balance which may be outstanding at any time is 80% of the Account Value, but not more than $10,000. If the Account Value is $20,000 or more, the maximum loan balance which may be outstanding at any time is 40% of the Account Value, but not more than $50,000. For ERISA plans, the maximum loan balance which may be outstanding at any time is 50% of the Account Value, but not more than $50,000. The $50,000 limit will be reduced by the highest loan balances owed during the prior one-year period. Additional loans are subject to the Contract minimum amount. The aggregate of all loans may not exceed the Account Value limitations stated above.

     All loans are made from the Loan Account. An amount equal to the principal amount of the loan will be transferred to the Loan Account. The Owner can specify the Investment Accounts from which collateral will be transferred. If no allocation is specified, collateral will be transferred from each Investment Account and from the Fixed Account(s) (subject to any applicable market value adjustment) in the same proportion that the Account Value in each Investment Account and the Fixed Account(s) bears to the total Account Value in those accounts on the date the loan is made.

     AUL will charge interest on any outstanding loan at an annual rate of 5%. Interest is due and payable on each Contract Anniversary while a loan is outstanding. If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the loan. Due and unpaid interest will be transferred each Contract Anniversary from each Investment Account and the Fixed Account(s) to the Loan Account in the same proportion that each Investment Account value and the Fixed Account(s) bears to the total unloaned Account Value. The amount we transfer will be the amount by which the interest due exceeds the interest which has been credited on the Loan Account.

     The Loan Account will be credited with interest daily at an effective annual rate of not less than 3.0%. Beginning in the eleventh Policy Year, the amount in the Loan Account securing the loan will be credited with interest at an effective annual rate in excess of the minimum guaranteed rate of 3.0%. Any interest credited in excess of the minimum guaranteed rate is not guaranteed.

     Loans must be repaid in substantially level payments, not less frequently than quarterly, within five years. Loans used to purchase the principal residence of the Contract Owner may be repaid within 15 years. Loan repayments will be processed in the same manner as a Premium Payment. A loan repayment must be clearly marked as "loan repayment" or it will be credited as a Premium.

     If the Contract is surrendered while the loan is outstanding, the Cash Value will be reduced by the amount of the loan outstanding plus accrued interest. If the Contract Owner/Annuitant dies while the loan is outstanding, the Death Benefit will be reduced by the amount of the outstanding loan plus accrued interest. If annuity payments start while the loan is outstanding, the Cash Value will be reduced by the amount of the outstanding loan plus accrued interest. Until the loan is repaid, the Company reserves the right to restrict any transfer of the Contract which would otherwise qualify as a transfer as permitted in the Internal Revenue Code.

     If a loan payment is not made when due, interest will continue to accrue, and the entire loan will be treated as a deemed Distribution, may be taxable to the borrower, and may be subject to a tax penalty. Interest which subsequently accrues on defaulted amounts may also be treated as additional deemed Distributions each year. Any defaulted amounts, plus accrued interest, will be deducted from the Contract when the Participant becomes eligible for a Distribution of at least that amount, and this amount may again be treated as a Distribution where required by law. Additional loans may not be available while a previous loan remains in default.

     The Company reserves the right to modify the term or procedures if there is a change in applicable law. The Company also reserves the right to assess a loan processing fee.

     Loans may also be subject to additional limitations or restrictions under the terms of the employer's plan. Loans permitted under this Contract may still be taxable in whole or part if the Participant has additional loans from other plans or contracts.

Death Proceeds Payment Provisions

     The Death Proceeds will be determined as of the end of the Valuation Period in which due proof of death is received by AUL at its Home Office.

     At the time of application, Contract Owners may select one of two death benefits available under the Contract as listed below (the enhanced death benefit option rider may not be available in all states at the time of application).

     If no selection is made at the time of application, the Death Benefit will be the Standard Contractual Death Benefit.

Standard Contractual Death Benefit

     The Death Proceeds under the Standard Contractual Death Benefit are equal to the greater of:


     1)   the Account Value less any outstanding loan and accrued interest

     2) the total of all Premiums paid less an adjustment for amounts previously surrendered and less any outstanding loan and accrued interest.

Enhanced Death Benefit Rider

     The Death Proceeds under the Enhanced Death Benefit Rider are equal to the greatest of:

     1)   the Account Value less any outstanding loan and accrued interest

     2) the total of all Premiums paid less an adjustment for amounts previously surrendered and less any outstanding loan and accrued interest

     3) the highest Account Value on any Contract Anniversary before the Owner's 86th birthday, less an adjustment for amounts previously surrendered, plus Premiums paid less any outstanding loan and accrued interest after the last Contract Anniversary

          After the Owner's 86th birthday, the Death Benefit will be equal to the highest Account Value just prior to the Owner's 86th birthday, less an adjustment for amounts previously surrendered, plus Premiums paid less any outstanding loan and accrued interest after the last Contract Anniversary.

Death of the Owner

     If the Contract Owner dies before the Annuity Date and the Beneficiary is not the Contract Owner's surviving spouse, the Death Proceeds will be paid to the Beneficiary. Such Death Proceeds will be paid in a lump-sum, unless the Beneficiary elects to have this value applied under a settlement option. The option also must have payments which are payable over the life of the Beneficiary or over a period which does not extend beyond the life expectancy of the Beneficiary. If the Contract is non-qualified, the payments must begin within one year of the Contract Owner's death, or the entire amount must be distributed by the fifth anniversary of the Contract Owner's death. If the Contract is an IRA or qualified retirement plan, the payments must begin by December 31 of the year after the Contract Owner's death, or the entire amount must be distributed by December 31 of the fifth year after the Contract Owner's death.

     If the Contract Owner dies before the Annuity Date and the Beneficiary is the Contract Owner's surviving spouse, the surviving spouse will become the new Contract Owner. The Contract will continue with its terms unchanged and the Contract Owner's spouse will assume all rights as Contract Owner. Within 120 days of the original Contract Owner's death, the Contract Owner's spouse may elect to receive the Death Proceeds or withdraw any of the Account Value without any early withdrawal charge. However, depending upon the circumstances, income tax and a tax penalty may be imposed upon such a withdrawal.

     Any amount payable under a Contract will not be less than the minimum required by the law of the state where the Contract is delivered.

Death of the Annuitant

     If the Annuitant dies before the Annuity Date and the Annuitant is not also the Contract Owner, then: (1) if the Contract Owner is not an individual, the Death Proceeds will be paid to the Contract Owner in a lump-sum; or (2) if the Contract Owner is an individual, a new Annuitant may be named and the Contract will continue. If a new Annuitant is not named within 120 days of the Annuitant's death, the Account Value, less any withdrawal charges, will be paid to the Contract Owner in a lump-sum.

     The Death Proceeds will be paid to the Beneficiary or Contract Owner, as appropriate, in a single sum or under one of the Annuity Options, as directed by the Contract Owner or as elected by the Beneficiary. If the Beneficiary is to receive annuity payments under an Annuity Option, there may be limits under applicable law on the amount and duration of payments that the Beneficiary may receive, and requirements respecting timing of payments. A tax advisor should be consulted in considering payout options.

Payments from the Variable Account

     Payment of an amount from the Variable Account resulting from a surrender, withdrawal, transfer from an Owner's Account Value allocated to the Variable Account, or payment of the Death Proceeds, normally will be made within seven days from the date Proper Notice is received at AUL's Home Office. However, AUL can postpone the calculation or payment of such an amount to the extent permitted under applicable law, which is currently permissible for any period:
(a) during which the New York Stock Exchange is closed other than customary weekend and holiday closings; (b) during which trading on the New York Stock Exchange is restricted, as determined by the SEC; (c) during which an emergency, as determined by the SEC, exists as a result of which disposal of securities held by the Variable Account is not reasonably practicable, or it is not reasonably practicable to determine the value of the assets of the Variable Account; or (d) for such other periods as the SEC may, by order, permit for the protection of investors. For information concerning payment of an amount from the Fixed Account(s), see "The Fixed Account(s)."

ANNUITY PERIOD

General

     On the Annuity Date, the adjusted value of the Owner's

Account Value may be applied to provide an annuity option on a fixed or variable basis, or a combination thereof. No withdrawal charge will apply if a life annuity or survivorship annuity option is selected or if the Contract is in its fifth Contract Year or later and a fixed income option for a period of 10 or more years is chosen. Otherwise, Contract Proceeds are equal to the Account Value less any applicable Withdrawal Charge.

     The Annuity Date is the date chosen for annuity payments to begin. Such date will be the first day of a calendar month unless otherwise agreed upon by Us. During the Accumulation Period, the Contract Owner may change the Annuity Date subject to approval by Us.

     Annuitization is irrevocable once payments have begun, unless a variable payment annuity with no life contingency is selected.

     When You annuitize, You must choose:

     1.  An annuity payout option, and

     2. Either a fixed payment annuity, variable payment annuity, or any available combination.

     A Contract Owner may designate an Annuity Date, Annuity Option, contingent Annuitant, and Beneficiary on an Annuity Election Form that must be received by AUL at its Home Office prior to the Annuity Date. AUL may also require additional information before annuity payments commence. If the Contract Owner is an individual, the Annuitant may be changed at any time prior to the Annuity Date. The Annuitant must also be an individual and must be the Contract Owner, or someone chosen from among the Contract Owner's spouse, parents, brothers, sisters, and children. Any other choice requires AUL's consent. If the Contract Owner is not an individual, a change in the Annuitant will not be permitted without AUL's consent. The Beneficiary, if any, may be changed at any time and the Annuity Date and the Annuity Option may also be changed at any time prior to the Annuity Date. For Contracts used in connection with a Qualified Plan, reference should be made to the terms of the Qualified Plan for pertinent limitations regarding annuity dates and options.

Fixed Payment Annuity

     The payment amount under a Fixed Payment Annuity option will be determined by applying the selected portion of the Contract Proceeds to the Fixed Payment Annuity table then in effect, after deducting applicable Premium taxes. The annuity payments are based upon annuity rates that vary with the Annuity Option selected and the age of the Annuitant, except that in the case of Option 1, Income for a Fixed Period, age is not a consideration. Payments under the Fixed Payment Annuity are guaranteed as to dollar amount for the duration of the Annuity Period.

Variable Payment Annuity

     The first payment amount under a Variable Payment Annuity option is set at the first valuation date after the Annuity Date by applying the selected portion of the Contract Proceeds to the Variable Payment Annuity table you select, after deducting applicable Premium taxes. Payments under the Variable Payment Annuity option will vary depending on the performance of the underlying Investment Accounts. The dollar amount of each variable payment may be higher or lower than the previous payment.

     1. Annuity Units and Payment Amount - The dollar amount of the first payment is divided by the value of an Annuity Unit as of the Annuity Date to establish the number of Annuity Units representing each annuity payment. The number of Annuity Units established remains fixed during the annuity payment period. The dollar amount of subsequent annuity payments is determined by multiplying the fixed number of Annuity Units by the Annuity Unit Value for the Valuation Period in which the payment is due.

     2. Assumed Investment Rate - The Assumed Investment Rate (AIR) is the investment rate built into the Variable Payment Annuity table used to determine your first annuity payment. You may select an AIR from 3%, 4% or 5% when you annuitize. A higher AIR means you would receive a higher initial payment, but subsequent payments would rise more slowly or fall more rapidly. A lower AIR has the opposite effect. If actual investment experience equals the AIR you choose, annuity payments will remain level.

     3. Value of an Annuity Unit - The value of an Annuity Unit for an Investment Account for any subsequent Valuation Period is determined by multiplying the Annuity Unit Value for the immediately preceding Valuation Period by the Net Investment Factor for the Valuation Period for which the Annuity Unit Value is being calculated, and multiplying the result by an interest factor to neutralize the AIR built into the Variable Payment Annuity table which you selected.

     4. Transfers - During the Annuity Period, transfers between Investment Accounts must be made in writing. We reserve the right to restrict transfers to no more frequently than once a year. Currently, there are no restrictions. Transfers will take place on the anniversary of the Annuity Date unless otherwise agreed to by us.

Payment Options

     All or any part of the proceeds paid at death or upon full surrender of this Contract may be paid in one sum or according to one of the following options:

     1.   Income  for  a  Fixed   Period.   Proceeds   are  payable  in  monthly
          installments for a specified number of years, not to exceed 20.

     2. Life Annuity. Proceeds are payable in monthly installments for as long as the payee lives. A number of payments can be guaranteed, such as 120, or the number of payments required to refund the proceeds applied.

     3. Survivorship Annuity. Proceeds are payable in monthly installments for as long as either the first payee or surviving payee lives.

     The Contract Proceeds may be paid in any other method or frequency of payment acceptable to us.

     Contract Proceeds payable in one sum will accumulate at interest from the date of death or surrender to the payment date at the rate of interest then paid by us or at the rate specified by statute, whichever is greater.

Selection of an Option

     Contract Owners should carefully review the Annuity Options with their financial or tax advisors. For Contracts used in connection with a Qualified Plan, the terms of the applicable Qualified Plan should be referenced for pertinent limitations respecting the form of annuity payments, the commencement of distributions, and other matters. For instance, annuity payments under a Qualified Plan generally must begin no later than April 1 of the calendar year following the calendar year in which the Contract Owner reaches age 70 1/2 and is no longer employed. For Option 1, Income for a Fixed Period, the period elected for receipt of annuity payments under the terms of the Annuity Option generally may be no longer than the joint life expectancy of the Annuitant and Beneficiary in the year that the Annuitant reaches age 70 1/2 and must be shorter than such joint life expectancy if the Beneficiary is not the Annuitant's spouse and is more than 10 years younger than the Annuitant.

                                THE FIXED ACCOUNT(S)

Summary of the Fixed Accounts

     Premiums designated to accumulate on a fixed basis may be allocated to one of several Fixed Accounts which are part of AUL's General Account. Either Market Value Adjusted (MVA) Fixed Account(s) or a Non-MVA fixed account will be available under the Contract. The MVA and Non-MVA Fixed Account(s) may not be available in all states. An Enhanced Averaging Fixed Account will be available in most states in conjunction with the Dollar Cost Averaging program.

     Contributions or transfers to the Fixed Account(s) become part of AUL's General Account. The General Account is subject to regulation and supervision by the Indiana Insurance Department as well as the insurance laws and regulations of other jurisdictions in which the Contracts are distributed. In reliance on certain exemptive and exclusionary provisions, interests in the Fixed Account(s) have not been registered as securities under the Securities Act of 1933 (the "1933 Act") and the Fixed Account(s) has not been registered as an investment company under the Investment Company Act of 1940 ("1940 Act"). Accordingly, neither the Fixed Account(s) nor any interests therein are generally subject to the provisions of the 1933 Act or the 1940 Act. AUL has been advised that the staff of the SEC has not reviewed the disclosure in this Prospectus relating to the Fixed Account(s). This disclosure, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the Prospectus. This Prospectus is generally intended to serve as a disclosure document only for aspects of a Contract involving the Variable Account and contains only selected information regarding the Fixed Account(s). For more information regarding the Fixed Account(s), see the Contract itself.

Non-Market Value Adjusted Fixed Account

     The Account Value in the Fixed Account earns interest at one or more interest rates determined by AUL at its discretion and declared in advance ("Current Rate"), which are guaranteed by AUL to be at least an annual effective rate of 3% ("Guaranteed Rate"). AUL will determine a Current Rate from time to time and, generally, any Current Rate that exceeds the Guaranteed Rate will be effective for the Contract for a period of at least one year. We reserve the right to change the method of crediting from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest. AUL bears the investment risk for Owner's Non-MVA Fixed Account(s) values and for paying interest at the Current Rate on amounts allocated to the Non-MVA Fixed Account(s). NON-MARKET VALUE ADJUSTED FIXED ACCOUNTS MAY NOT BE AVAILABLE IN EVERY STATE JURISDICTION.

Market Value Adjusted Fixed Account

     Market Value Adjusted Fixed Accounts provide a guaranteed rate of interest over five different Guaranteed Periods: currently, one (1), three (3), five (5), seven (7) or ten (10) years. A guaranteed interest rate, determined and declared by the Company for any Guaranteed Period selected, will be credited unless a distribution from the Market Value Adjusted Fixed Account occurs for any reason. The minimum amount of any allocation made to a Market Value Adjusted Fixed Account must be $1,000. MARKET VALUE ADJUSTED FIXED ACCOUNTS MAY NOT BE AVAILABLE IN EVERY STATE JURISDICTION.

     Generally, the market value adjustment will increase or decrease the value of distributed proceeds depending on how prevailing interest rates compare to the market value adjusted option rates in effect. When prevailing rates are lower than the market value adjusted option rate in effect for the Guaranteed Period elected, distribution proceeds will increase in value. Conversely, when prevailing rates are higher than the Market Value Adjusted option rate in effect for the Guaranteed Period elected, distribution proceeds will decrease in value. In no event will the adjustment reduce the Cash Value attributable to that MVA Fixed Account below that necessary to satisfy statutory nonforfeiture requirements. The effect of a market value adjustment should be carefully considered before electing to surrender allocations in a Market Value Adjusted Fixed Account.

     During the MVA Free Window, you may transfer or withdraw amounts from MVA Fixed Accounts with expiring Guaranteed Periods without Market Value Adjustment. The

MVA Free Window is currently set at 30 days prior to the end of the maturity duration selected. We reserve the right to change the MVA Free Window. Such amounts may be transferred to the Investment Accounts or reinvested in different MVA Fixed Accounts for different Guaranteed Periods. If you take no such action, the amount available at the end of the Guaranteed Period will remain in the MVA Fixed Account and a new Guaranteed Period will apply.

     Market Value Adjusted Fixed Accounts are available during the accumulation phase of a Contract only and are not available as fixed accounts during the annuitization phase of a Contract. In addition, Market Value Adjusted Fixed Accounts are not available for use in conjunction with Contract Owner services such as dollar cost averaging and portfolio rebalancing.

Enhanced Averaging Fixed Account

     Initial and subsequent Premiums in the first Contract Year, and prior to the expiration of the Initial DCA Program, may be allocated to the Enhanced Averaging Fixed Account. AUL will transfer out an amount each month that ensures that the entire balance of the Enhanced Averaging Fixed Account will be transferred within six months or one year after the initial deposit into this account.

     Amounts allocated in the Enhanced Averaging Fixed Account earn interest at rates periodically determined by AUL that are guaranteed to be at least an effective annual rate of 3%. Any current rate that exceeds the guaranteed rate will be effective for a period of at least six months or one year after the initial deposit into the Enhanced Averaging Fixed Account. Subsequent deposits into the Enhanced Averaging Fixed Account will be credited with the current rate at the time of the deposit.

Withdrawals

     A Contract Owner may make a surrender or a withdrawal from his or her Fixed Account Value subject to the provisions of the Contract. A full surrender of a Contract Owner's Fixed Account Value will result in a withdrawal payment equal to the value of the Contract Owner's Fixed Account Value as of the day the surrender is effected, minus any applicable withdrawal charge and applicable market value adjustment. A withdrawal may be requested for a specified percentage or dollar amount of the Contract Owner's Fixed Account Value. For a further discussion of surrenders and withdrawals as generally applicable to a Contract Owner's Variable Account Value and Fixed Account Value, see "Cash Withdrawals."

Transfers

     The Contract Owner's Fixed Account Values may be transferred from the Fixed Account(s) to the Variable Account subject to certain limitations. The minimum amount that may be transferred from a Fixed Account is $500 or, if that Fixed Account Value is less than $500, the Contract Owner's remaining Account Value in that Fixed Account. If the amount remaining in a Fixed Account after a transfer would be less than $500, the remaining amount will be transferred with the amount that has been requested.

     Transfers from MVA Fixed Accounts may be subject to a market value adjustment. Transfers and withdrawals of a Contract Owner's MVA Fixed Account Value will be made from the Guarantee Periods you have indicated.

     For a discussion of transfers as generally applicable to a Contract Owner's Variable Account Value and Fixed Account Value, see "Transfers of Account Value."

Contract Charges

     The withdrawal charge will be the same for amounts surrendered or withdrawn from a Contract Owner's Fixed Account Values as for amounts surrendered or withdrawn from a Contract Owner's Variable Account Value. In addition, the annual Contract fee will be the same whether or not an Owner's Contract Value is allocated to the Variable Account or the Fixed Account(s). The monthly Administrative Charge will be deducted from the Variable Account Value only and will not be assessed against the Fixed Account(s). The charge for mortality and expense risks will not be assessed against the Fixed Account(s), and any amounts that AUL pays for income taxes allocable to the Variable Account will not be charged against the Fixed Account(s). In addition, the investment advisory fees and operating expenses paid by the Funds will not be paid directly or indirectly by Contract Owners to the extent the Account Value is allocated to the Fixed Account(s); however, such Contract Owners will not participate in the investment experience of the Variable Account. The See "Charges and Deductions."

Payments from the Fixed Account(s)

     Surrenders, cash withdrawals, and transfers from the Fixed Account(s) and payment of Death Proceeds based upon a Contract Owner's Fixed Account Values may be delayed for up to six months after a written request in proper form is received by AUL at its Home Office. During the period of deferral, interest at the applicable interest rate or rates will continue to be credited to the Contract Owner's Fixed Account Values.

                            MORE ABOUT THE CONTRACTS

Designation and Change of Beneficiary

     The Beneficiary designation contained in an application for the Contracts will remain in effect until changed. The interests of a Beneficiary who dies before the Contract Owner will pass to any surviving Beneficiary, unless the Contract Owner specifies otherwise. Unless otherwise provided, if no designated Beneficiary is living upon the death of the Contract Owner prior to the Annuity Date, the Contract Owner's estate is the Beneficiary. Unless otherwise provided, if no designated Beneficiary under an Annuity Option is living after the Annuity Date, upon the death of the Annuitant, the Owner is the Beneficiary. If the Contract Owner is not an individual, the Contract Owner will be the Beneficiary.

     Subject to the rights of an irrevocably designated Beneficiary, the designation of a Beneficiary may be changed or revoked at any time while the Contract Owner is living by filing with AUL a written beneficiary designation or revocation in such form as AUL may require. The change or revocation will not be binding upon AUL until it is received by AUL at its Home Office. When it is so received, the change or revocation will be effective as of the date on which the beneficiary designation or revocation was signed, but the change or revocation will be without prejudice to AUL if any payment has been made or any action has been taken by AUL prior to receiving the change or revocation.

     For Contracts issued in connection with Qualified Plans, reference should be made to the terms of the particular Qualified Plan, if any, and any applicable law for any restrictions on the beneficiary designation. For instance, under an Employee Benefit Plan, the Beneficiary must be the Contract Owner's spouse if the Contract Owner is married, unless the spouse properly consents to the designation of a Beneficiary (or contingent Annuitant) other than the spouse.

Assignability

     A Contract Owner may assign a Contract, but the rights of the Contract Owner and any Beneficiary will be secondary to the interests of the assignee. AUL assumes no responsibility for the validity of an assignment. Any assignment will not be binding upon AUL until received in writing at its Home Office. An assignment may be a taxable event, so Contract Owners should consult a tax advisor as to the tax consequences resulting from such an assignment.

Proof of Age and Survival

     AUL may require proof of age, sex, or survival of any person on whose life annuity payments depend.

Misstatements

     If the age or sex of any Annuitant has been misstated, the correct amount paid or payable by AUL shall be such as the Contract would have provided for the correct age and sex.

Acceptance of New Premiums

     AUL reserves the right to refuse to accept new Premiums for a Contract at any time.

Optional Benefits

     There are several riders available at the time of application which are described below. These riders carry their own charges which are described in the Expense Table in this Prospectus.

Earnings Benefit Rider

     The Earnings Benefit Rider will pay up to 35%, depending on the issue age of the Contract Owner, of the gain in the Contract up to a cap of a specified percent of Premium upon the death of the owner. The gain in the Contract will be calculated as the Account Value less Premiums, adjusted for withdrawals (Premiums will not include those deposited in the 12 months prior to death, except for a death in the first year which will include all Premiums paid). The benefit will be subject to a cap of 250% of adjusted Premium. The adjusted Premium will not exceed $1 million for the purposes of this benefit. See the Expense Table for the annual charge for this benefit.

Enhanced Earnings Benefit Rider

     The Enhanced Earnings Benefit Rider will pay 35% of the gain in the Contract up to a cap of a specified percent of premium upon the death of the owner. The gain in the Contract will be calculated as the death benefit (adjusted for the enhanced death benefit, but not earnings benefit or enhanced earnings benefit) less Premiums, adjusted for withdrawals (Premiums will not include those deposited in the 12 months prior to death, except for a death in the first year which will include all premiums paid). The Enhanced Earnings Benefit Rider can be added only if the Enhanced Death Benefit Rider has been selected. The benefit will be subject to a cap of 250% of adjusted premium. The adjusted Premium will not exceed $1 million for the purposes of this benefit. See the Expense Table for the annual charge for this benefit.

Enhanced Death Benefit Rider

     The Death Proceeds under the Enhanced Death Benefit Rider are equal to the greatest of:

     1)   the Account Value less any outstanding loan and accrued interest

     2) the total of all Premiums paid less an adjustment for amounts previously surrendered and less any outstanding loan and accrued interest

     3) the highest Account Value on any Contract Anniversary before the Owner's 86th birthday, less an adjustment for amounts previously surrendered, plus Premiums paid less any outstanding loan and accrued interest after the last Contract Anniversary

          After the Owner's 86th birthday, the Death Benefit will be equal to the highest Account Value just prior to the Owner's 86th birthday, less an adjustment for amounts previously surrendered, plus Premiums paid less any outstanding loan and accrued interest after the last Contract Anniversary.

Extra Credit Premium Rider

     The Contract Owner may select the Extra Credit Premium Rider at the time of application. AUL will credit additional sums (the "Credit") to the Contract Value each time the Contract Owner makes a contribution within the first twelve months after the Contract is issued. The Contract Owner may select a Credit percentage of 4% (available only when the Six Year Contract Withdrawal Charge Rider is elected), 5%, 6% or 7%. AUL will allocate Credit amounts among the investment options in the same ratio as Premiums are allocated. AUL will fund the Credit amounts from its General Account assets.

     The annual charge for the Extra Credit Premium Rider can be found in the Expense Table. This Rider charge will apply until the Credit is totally vested, according to the following vesting schedule.

Contract Year         4% Credit         5% Credit         6% Credit        7% Credit
       1                  0%                0%               0%                0%
       2                  0%                0%               0%                0%
       3                 25%               20%              16.67%           14.27%
       4                 25%               20%              16.67%           28.57%
       5                 50%               40%              33.33%           42.86%
       6                 50%               40%               50%             57.14%
       7                 75%               60%              66.67%           71.43%
       8                 75%               80%              83.33%           85.71%
       9                100%              100%               100%            100%

     The Credit is not part of the amount an owner will receive if he or she exercises the free look right. In addition, all or part of the Credit will be recaptured by AUL if the owner makes a withdrawal in the first 8 Contract years, depending upon the vesting schedule above. Regardless of whether or not the Credit is vested, all gains or losses attributable to such Credit are part of the Contract Owner's Account Value and are immediately vested.

Guaranteed Minimum Annuitization Benefit Rider

     For those Contracts which have elected the Guaranteed Minimum Annuitization Benefit Rider at the time of application, the following provisions apply. If your Contract is annuitized at any time after the tenth Contract Anniversary, the amount applied to the annuity table then current will be the greater of:

     1.   The Contract Proceeds at that time, or

     2. The total of all Premiums paid with interest credited at the rate shown on the Policy Data Page, less an adjustment for amounts previously withdrawn.

     Any transfer of Account Value to any Investment Account not listed on the Policy Data Page as approved for use with this benefit will terminate the rider.

Long Term Care Facility and Terminal Illness Benefit Rider

     The Long Term Care Facility and Terminal Illness Benefit rider ensures that surrender charges on withdrawals will not apply if a Contract Owner is confined for a continuous 90 day period to a Long Term Care Facility or a 30 day period to a hospital, as defined by the rider provisions. In addition, upon receipt of a physician's letter at the Company's Home Office, no surrender charges will be deducted upon withdrawals if the Contract Owner has been diagnosed by that physician to have a terminal illness as defined by the rider provisions.

     The Contract Owner may be subject to income tax on all or a portion of any such withdrawals and to a tax penalty if the Contract Owner takes withdrawals prior to age 59 1/2 (see "Federal Tax Matters, Additional Considerations, Contracts Owned by Non-Natural Persons").

Six Year Contract Withdrawal Charge Rider

     The Six Year Contract Withdrawal Charge Rider will reduce the withdrawal charge period by two years. The final two years of the withdrawal charge are dropped, and the previous years are consistent with the Withdrawal Charge schedule listed above. See the Expense Table for the annual charge for this Rider. This charge will expire at the end of the sixth Contract year. Only the 4% Extra Credit Premium Rider will be available if the Six Year Contract Withdrawal Charge Rider is elected.


                               FEDERAL TAX MATTERS
INTRODUCTION

     The Contracts described in this Prospectus are designed for use in connection with non-tax qualified retirement plans for individuals and for use by individuals in connection with retirement plans under the provisions of Sections 401(a), 403(b), 457, 408 or 408A of the Internal Revenue Code ("Code"). The ultimate effect of federal income taxes on values under a Contract, on annuity payments, and on the economic benefits to the Owner, the Annuitant, and the Beneficiary or other payee, may depend upon the type of plan for which the Contract is purchased and a number of different factors. The discussion contained herein and in the Statement of Additional Information is general in nature. It is based upon AUL's understanding of the present federal income tax laws as currently interpreted by the Internal Revenue Service ("IRS"), and is not intended as tax advice. No representation is made regarding the likelihood of continuation of the present federal income tax laws or of the current interpretations by the IRS. Future legislation may affect annuity contracts adversely. Moreover, no attempt is made to consider any applicable state or other laws. Because of the inherent complexity of such laws and the fact that tax results will vary according to the terms of the plan and the particular circumstances of the individual involved, any person contemplating the purchase of a Contract, or receiving annuity payments under a Contract, should consult a tax advisor.

AUL DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS. CONSULT YOUR TAX ADVISOR.

DIVERSIFICATION STANDARDS

     Treasury Department regulations under Section 817(h) of the Code prescribe asset diversification requirements which are expected to be met by the investment companies whose shares are sold to the Investment Accounts. Failure to meet these requirements would jeopardize the tax status of the Contracts. See the Statement of Additional Information for additional details.

     In connection with the issuance of the regulations governing diversification under Section 817(h) of the Code, the Treasury Department announced that it would issue future regulations or rulings addressing the circumstances in which a variable Contract Owner's control of the investments of a separate account may cause the Contract Owner, rather than the insurance company, to be treated as the Owner of the assets held by the separate account.

     If the variable Contract Owner is considered the Owner of the securities underlying the separate account, income and gains produced by those securities would be included currently in a Contract Owner's gross income. It is not clear, at present, what these regulations or rulings may provide. It is possible that when the regulations or rulings are issued, the Contracts may need to be modified in order to remain in compliance. AUL intends to make reasonable efforts to comply with any such regulations or rulings so that the Contracts will be treated as annuity contracts for federal income tax purposes and reserves the right to make such changes as it deems appropriate for that purpose.

TAXATION OF ANNUITIES IN GENERAL - NON-QUALIFIED PLANS

     Section 72 of the Code governs taxation of annuities. In general, a Contract Owner is not taxed on increases in value under an annuity contract until some form of distribution is made under the contract. However, the increase in value may be subject to tax currently under certain circumstances. See "Contracts Owned by Non-Natural Persons" and "Diversification Standards."

  1. Surrenders or Withdrawals Prior to the Annuity Date

     Code  Section  72  provides  that  amounts  received  upon a

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surrender or withdrawal from a Contract prior to the annuity date generally will be treated as gross income to the extent that the Account Value of the Contract (determined without regard to any withdrawal charge in the case of a surrender or withdrawal) exceeds the "investment in the Contract." In general, the "investment in the Contract" is that portion, if any, of Premiums paid under a Contract less any distributions received previously under the Contract that are excluded from the recipient's gross income. The taxable portion is taxed at ordinary income tax rates. For purposes of this rule, a pledge or assignment of a Contract is treated as a payment received on account of a withdrawal of a
Contract.   Similarly,   loans  under  a  Contract   generally  are  treated  as
distributions under the Contract.

   2. Surrenders or Withdrawals on or after the Annuity Date

     Upon receipt of a lump-sum payment, the recipient is taxed if the Account Value of the Contract exceeds the investment in the Contract.

   3. Amounts received as an Annuity

     For amounts received as an Annuity, the taxable portion of each payment is determined by using a formula known as the "exclusion ratio," which establishes the ratio that the investment in the Contract bears to the total expected amount of annuity payments for the term of the Contract. That ratio is then applied to each payment to determine the non-taxable portion of the payment. That remaining portion of each payment is taxed at ordinary income rates. Once the excludable portion of annuity payments to date equals the investment in the Contract, the balance of the annuity payments will be fully taxable.

     Withholding of federal income taxes on all distributions may be required unless a recipient who is eligible elects not to have any amounts withheld and properly notifies AUL of that election. Special rules apply to withholding on distributions from Employee Benefit Plans that are qualified under Section 401(a) of the Code.

  4. Penalty Tax on Certain Surrenders and Withdrawals

     With respect to amounts withdrawn or distributed before the Contract Owner reaches age 59 1/2, a penalty tax is imposed equal to 10% of the portion of such amount which is includable in gross income. However, the penalty tax is not applicable to withdrawals: (1) made on or after the death of the owner (or where the owner is not an individual, the death of the "primary annuitant," who is defined as the individual the events in whose life are of primary importance in affecting the timing and amount of the payout under the Contract); (2) attributable to the Contract Owner's becoming totally disabled within the meaning of Code Section 72(m)(7); or (3) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the Contract Owner, or the joint lives (or joint life expectancies) of the Contract Owner and his beneficiary. The 10% penalty also does not apply in certain other circumstances described in Code
Section 72.

     If the penalty tax does not apply to a surrender or withdrawal as a result of the application of item (3) above, and the series of payments are subsequently modified (other than by reason of death or disability), the tax for the first year in which the modification occurs will be increased by an amount (determined in accordance with IRS regulations) equal to the tax that would have been imposed but for item (3) above, plus interest for the deferral period, if the modification takes place (a) before the close of the period which is five years from the date of the first payment and after the Contract Owner attains age 59 1/2, or (b) before the Contract Owner reaches age 59 1/2.

ADDITIONAL CONSIDERATIONS

  1. Distribution-at-Death Rules

     In order to be treated as an annuity contract, a Contract must provide the following two distribution rules: (a) if the Owner dies on or after the Annuity Commencement Date, and before the entire interest in the Contract has been distributed, the remaining interest must be distributed at least as quickly as the method in effect on the Owner's death; and (b) if the Owner dies before the Annuity Date, the entire interest in the Contract must generally be distributed within five years after the date of death, or, if payable to a designated beneficiary, must be annuitized over the life of that designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, commencing within one year after the date of death of the Owner. If the designated beneficiary is the spouse of the Owner, the Contract may be continued in the name of the spouse as Owner.

     For purposes of determining the timing of distributions under the foregoing rules, where the Owner is not an individual, the primary annuitant is considered the Owner. In that case, a change in the primary annuitant will be treated as the death of the Owner. Finally, in the case of joint Owners, the distribution-at-death rules will be applied by treating the death of the first Owner as the one to be taken into account in determining how generally distributions must commence, unless the sole surviving Owner is the deceased Owner's spouse.

  2. Gift of Annuity Contracts

     Generally, a donor must pay income tax on the gain of the Contract if he makes a gift of the Contract before the Annuity Date. The donee's basis in the Contract is increased by the amount included in the donor's income. This provision does not apply to certain transfers incident to a divorce or transfers to a spouse. The 10% penalty tax on pre-age 59 1/2 withdrawals and distributions and gift tax also may be applicable.

  3. Contracts Owned by Non-Natural Persons

     If the Contract is held by a non-natural person (for example, a corporation in connection with its non-tax qualified deferred compensation plan) the income on that Contract (generally the net surrender value less the Premium payments and amounts includable in gross income for prior taxable years with respect to the Contract) is includable in taxable income each year. Other taxes (such as the alternative minimum tax

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and the  environmental  tax imposed under Code Section 59A) may also apply.  The rule does not apply where the Contract is acquired by the estate of a decedent, where the Contract is held by certain types of retirement plans, where the Contract is a qualified funding asset for structured settlements, where the Contract is purchased on behalf of an employee upon termination of an Employee Benefit Plan, and in the case of a so-called immediate annuity. Code Section 457 (deferred compensation) plans for employees of state and local governments and tax-exempt organizations are not within the purview of the exceptions. However, the income of state and local governments and tax-exempt organizations generally is exempt from federal income tax.

  4. Multiple Contract Rule

     For  purposes  of  determining  the amount of any  distribution  under Code
Section 72(e) (amounts not received as annuities) that is includable in gross income, all annuity contracts issued by the same insurer to the same Contract Owner during any calendar year must be aggregated and treated as one contract. Thus, any amount received under any such Contract prior to the Contract's Annuity Commencement Date, such as a partial surrender, dividend, or loan, will be taxable (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such Contracts. In addition, the Treasury Department has broad regulatory authority in applying this provision to prevent avoidance of the purposes of this rule.

QUALIFIED PLANS

     The Contract may be used with certain types of Qualified Plans as described under "The Contracts." The tax rules applicable to Participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. No attempt is made herein to provide more than general information about the use of the Contract with the various types of Qualified Plans. Contract Owners, Annuitants, and Beneficiaries, are cautioned that the rights of any person to any benefits under such Qualified Plans will be subject to the terms and conditions of the plans themselves and may be limited by applicable law, regardless of the terms and conditions of the Contract issued in connection therewith. For example, AUL may accept beneficiary designations and payment instructions under the terms of the Contract without regard to any spousal consents that may be required under the Code or the Employee Retirement Income Security Act of 1974 ("ERISA"). Consequently, a Contract Owner's Beneficiary designation or elected payment option may not be enforceable.

    The following are brief descriptions of the various types of Qualified Plans and the use of the Contract therewith:

  1. Individual Retirement Annuities

     Code Section 408 permits an eligible individual to contribute to an individual retirement program through the purchase of Individual Retirement Annuities ("IRAs"). The Contract may be purchased as an IRA. IRAs are subject to limitations on the amount that may be contributed, the persons who may be eligible, and the time when distributions must commence. Depending upon the circumstances of the individual, contributions to an IRA may be made on a deductible or non-deductible basis. IRAs may not be transferred, sold, assigned, discounted, or pledged as collateral for a loan or other obligation. The annual Premium for an IRA may not exceed $3,000 under the laws in effect as of the writing of this prospectus, reduced by any contribution to that individual's Roth IRA. In addition, distributions from certain other types of Qualified Plans may be placed on a tax-deferred basis into an IRA.

  2. Roth IRA

     Effective January 1, 1998, a Roth IRA under Code Section 408A is available for retirement savings for individuals with earned income. The Contract may be purchased as a Roth IRA. Roth IRA allows an individual to contribute non-deductible contributions for retirement purposes, with the earnings income tax-deferred, and the potential ability to withdraw the money income tax-free under certain circumstances. Roth IRAs are subject to limitations on the amount that may be contributed, the persons who may be eligible, and the time when distributions must commence. Roth IRAs may not be transferred, sold, assigned, discounted, or pledged as collateral for a loan or other obligation. The annual Premium for a Roth IRA may not exceed $3,000 under the laws in effect as of the writing of this prospectus, reduced by any contribution to that individual's IRA. In addition, a taxpayer may elect to convert an IRA to a Roth IRA, accelerating deferred income taxes on previous earnings in the IRA to a current year.

  3. Corporate Pension and Profit Sharing Plans

     Code Section 401(a) permits employers to establish various types of retirement plans for their employees. For this purpose, self-employed individuals (proprietors or partners operating a trade or business) are treated as employees eligible to participate in such plans. Such retirement plans may permit the purchase of Contracts to provide benefits thereunder.

     In order for a retirement plan to be "qualified" under Code Section 401(a), it must: (1) meet certain minimum standards with respect to participation, coverage and vesting; (2) not discriminate in favor of "highly compensated" employees; (3) provide contributions or benefits that do not exceed certain limitations; (4) prohibit the use of plan assets for purposes other than the exclusive benefit of the employees and their beneficiaries covered by the plan;
(5) provide for distributions that comply with certain minimum distribution requirements; (6) provide for certain spousal survivor benefits; and (7) comply with numerous other qualification requirements.

     A retirement plan qualified under Code Section 401(a) may be funded by employer contributions, employee contributions or a combination of both. Plan Participants are not subject to tax on employer contributions until such amounts are actually distributed from the plan. Depending upon the terms of the particular plan, employee contributions may be made on a pre-tax or after-tax basis. In addition, plan Participants are not

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taxed on plan earnings  derived from either  employer or employee  contributions until such earnings are distributed.

  4. Tax-Deferred Annuities

     Section 403(b) of the Code permits the purchase of "tax-deferred annuities" by public schools and organizations described in Section 501(c)(3) of the Code, including certain charitable, educational and scientific organizations. These qualifying employers may pay Premiums under the Contracts for the benefit of their employees. Such Premiums are not includable in the gross income of the employee until the employee receives distributions from the Contract. The amount of Premiums to the tax-deferred annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

  5.  Deferred Compensation Plans

     Section 457 of the Code permits employees of state and local governments and units and agencies of state and local governments as well as tax-exempt organizations described in Section 501(c)(3) of the Code to defer a portion of their compensation without paying current taxes. Distributions received by an employee from a 457 Plan will be taxed as ordinary income.

QUALIFIED PLAN FEDERAL TAXATION SUMMARY

     The above description of the federal income tax consequences of the different types of Qualified Plans which may be funded by the Contract offered by this Prospectus is only a brief summary and is not intended as tax advice. The rules governing the provisions of Qualified Plans are extremely complex and often difficult to comprehend. Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences. A prospective Contract Owner considering adoption of a Qualified Plan and purchase of a Contract in connection therewith should first consult a qualified and competent tax advisor with regard to the suitability of the Contract as an investment vehicle for the Qualified Plan.

     Periodic distributions (e.g., annuities and installment payments) from a Qualified Plan that will last for a period of ten or more years are generally subject to voluntary income tax withholding. The amount withheld on such periodic distributions is determined at the rate applicable to wages. The recipient of a periodic distribution may generally elect not to have withholding apply.

     Nonperiodic  distributions  (e.g.,  lump-sums and annuities or  installment payments of less than 10 years) from a Qualified Plan (other than an IRA) are generally subject to mandatory 20% income tax withholding. However, no withholding is imposed if the distribution is transferred directly to another eligible Qualified Plan, IRA or 457. Nonperiodic distributions from an IRA are subject to income tax withholding at a flat 10% rate. The recipient of such a distribution may elect not to have withholding apply.

403(b) PROGRAMS - CONSTRAINTS ON WITHDRAWALS

     Section 403(b) of the Internal Revenue Code permits public school employees and employees of organizations specified in Section 501(c)(3) of the Internal Revenue Code, such as certain types of charitable, educational, and scientific organizations, to purchase annuity contracts, and subject to certain limitations, to exclude the amount of purchase payments from gross income for federal tax purposes. Section 403(b) imposes restrictions on certain distributions from tax-deferred annuity contracts meeting the requirements of
Section 403(b) that apply to tax years beginning on or after January 1, 1989.

     Section 403(b) requires that distributions from Section 403(b) tax-deferred annuities that are attributable to employee contributions made after December 31, 1988 under a salary reduction agreement not begin before the employee reaches age 59 1/2, separates from service, dies, becomes disabled, or incurs a hardship. Furthermore, distributions of income or gains attributable to such contributions accrued after December 31, 1988 may not be made on account of hardship. Hardship, for this purpose, is generally defined as an immediate and heavy financial need, such as paying for medical expenses, the purchase of a principal residence, or paying certain tuition expenses.

     An Owner of a Contract purchased as a tax-deferred Section 403(b) annuity contract will not, therefore, be entitled to exercise the right of surrender or withdrawal, as described in this Prospectus, in order to receive his or her Contract Value attributable to Premiums paid under a salary reduction agreement or any income or gains credited to such Contract Owner under the Contract unless one of the above-described conditions has been satisfied, or unless the withdrawal is otherwise permitted under applicable federal tax law. In the case of transfers of amounts accumulated in a different Section 403(b) contract to this Contract under a Section 403(b) Program, the withdrawal constraints described above would not apply to the amount transferred to the Contract attributable to a Contract Owner's December 31, 1988 account balance under the old contract, provided that the amounts transferred between contracts meets certain conditions. An Owner's Contract may be able to be transferred to certain other investment or funding alternatives meeting the requirements of Section 403(b) that are available under an employer's Section 403(b) arrangement.

403(b) PROGRAMS - LOAN PRIVILEGES

     Generally, loans are non-taxable. However, loans under a 403(b) Contract are taxable in the event that the loan is in default. Please consult your tax advisor for more details.

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                                OTHER INFORMATION

VOTING OF SHARES OF THE FUNDS

     AUL is the legal owner of the shares of the Portfolios of the Funds held by the Investment Accounts of the Variable Account. In accordance with its view of present applicable law, AUL will exercise voting rights attributable to the shares of the Funds held in the Investment Accounts at regular and special meetings of the shareholders of the Funds on matters requiring shareholder voting under the 1940 Act. AUL will exercise these voting rights based on instructions received from persons having the voting interest in corresponding Investment Accounts of the Variable Account and consistent with any requirements imposed on AUL under contracts with any of the Funds, or under applicable law. However, if the 1940 Act or any regulations thereunder should be amended, or if the present interpretation thereof should change, and as a result AUL determines that it is permitted to vote the shares of the Funds in its own right, it may elect to do so.

     The person having the voting interest under a Contract is the Contract Owner. AUL or the pertinent Fund shall send to each Contract Owner a Fund's proxy materials and forms of instruction by means of which instructions may be given to AUL on how to exercise voting rights attributable to the Fund's shares.

     Unless otherwise required by applicable law or under a contract with any of the Funds, with respect to each of the Funds, the number of Fund shares as to which voting instructions may be given to AUL is determined by dividing the value of all of the Accumulation Units of the corresponding Investment Account attributable to a Contract on a particular date by the net asset value per share of that Fund as of the same date. After the Annuity Date, the number of Fund shares as to which voting instructions may be given to AUL is determined by dividing the value of all of the Annuity Units by the net asset value per share of that Fund as of the same date. Fractional votes will be counted. The number of votes as to which voting instructions may be given will be determined as of the date coincident with the date established by a Fund for determining shareholders eligible to vote at the meeting of the Fund. If required by the SEC or under a contract with any of the Funds, AUL reserves the right to determine in a different fashion the voting rights attributable to the shares of the Fund. Voting instructions may be cast in person or by proxy.

     Voting rights attributable to the Contracts for which no timely voting instructions are received will be voted by AUL in the same proportion as the voting instructions which are received in a timely manner for all Contracts participating in that Investment Account. AUL will vote shares of any Investment Account, if any, that it owns beneficially in its own discretion, except that if a Fund offers it shares to any insurance company separate account that funds variable life insurance contracts or if otherwise required by applicable law or contract, AUL will vote its own shares in the same proportion as the voting instructions that are received in a timely manner for Contracts participating in the Investment Account.

     Neither the Variable Account nor AUL is under any duty to inquire as to the instructions received or the authority of Owners or others to instruct the voting of shares of any of the Funds.

SUBSTITUTION OF INVESTMENTS

     AUL reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, substitutions for, or combinations of the securities that are held by the Variable Account or any Investment Account or that the Variable Account or any Investment Account may purchase. If shares of any or all of the Funds should become unavailable for investment, or if, in the judgment of AUL's management, further investment in shares of any or all of the Funds should become inappropriate in view of the purposes of the Contracts, AUL may substitute shares of another fund for shares already purchased, or to be purchased in the future under the Contracts. AUL may also purchase, through the Variable Account, other securities for other classes of contracts, or permit a conversion between classes of contracts on the basis of requests made by Contract Owners or as permitted by federal law.

     Where required under applicable law, AUL will not substitute any shares attributable to a Contract Owner's interest in an Investment Account or the Variable Account without notice, Contract Owner approval, or prior approval of the SEC or a state insurance commissioner, and without following the filing or other procedures established by applicable state insurance regulators.

     AUL also reserves the right to establish additional Investment Accounts of the Variable Account that would invest in another investment company, a series thereof, or other suitable investment vehicle. New Investment Accounts may be established in the sole discretion of AUL, and any new Investment Account will be made available to existing Contract Owners on a basis to be determined by AUL. AUL may also eliminate or combine one or more Investment Accounts or cease permitting new allocations to an Investment Account if, in its sole discretion, marketing, tax, or investment conditions so warrant.

     Subject to any required regulatory approvals, AUL reserves the right to transfer assets of any Investment Account of the Variable Account to another separate account or Investment Account.

     In the event of any such substitution or change, AUL may, by appropriate endorsement, make such changes in these and other Contracts as may be necessary or appropriate to reflect such substitution or change. AUL reserves the right to operate the Variable Account as a management investment company under the 1940 Act or any other form permitted by

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law, an Investment  Account may be deregistered under that Act in the event such registration is no longer required, or it may be combined with other separate accounts of AUL or an affiliate thereof. Subject to compliance with applicable law, AUL also may combine one or more Investment Accounts and may establish a committee, board, or other group to manage one or more aspects of the operation of the Variable Account.

CHANGES TO COMPLY WITH LAW AND AMENDMENTS

     AUL reserves the right, without the consent of Contract Owners, to make any change to the provisions of the Contracts to comply with, or to give Contract Owners the benefit of, any federal or state statute, rule, or regulation, including, but not limited to, requirements for annuity contracts and retirement plans under the Internal Revenue Code and regulations thereunder or any state statute or regulation.

RESERVATION OF RIGHTS

     AUL reserves the right to refuse to accept new Premiums under a Contract and to refuse to accept any application for a Contract.

PERIODIC REPORTS

     AUL will send quarterly statements showing the number, type, and value of Accumulation Units credited to the Contract. AUL will also send statements reflecting transactions in a Contract Owner's Account as required by applicable law. In addition, every person having voting rights will receive such reports or Prospectuses concerning the Variable Account and the Funds as may be required by the 1940 Act and the 1933 Act.

LEGAL PROCEEDINGS

     There are no legal proceedings pending to which the Variable Account or the Variable Account's principal underwriter or depositor (or any subsidiary) is a party, or which would materially affect the Variable Account.

LEGAL MATTERS

     Legal matters in connection with the issue and sale of the Contracts described in this Prospectus and the organization of AUL, its authority to issue the Contracts under Indiana law, the validity of the forms of the Contracts under Indiana law and federal securities and federal income tax laws have been passed upon by the Associate General Counsel of AUL.

FINANCIAL STATEMENTS

     Financial statements of OneAmerica Financial Partners, Inc. as of December 31, 2001, are included in the Statement of Additional Information.

                             PERFORMANCE INFORMATION

     Performance information for the Investment Accounts is shown under "Performance of the Investment Accounts" in the Statement of Additional Information. Performance information for the Investment Accounts may also appear in promotional reports and sales literature to current or prospective Contract Owners in the manner described in this section. Performance information in promotional reports and literature may include the yield and effective yield of the Investment Account investing in the OneAmerica Money Market Investment Account, the yield of the remaining Investment Accounts, the average annual total return and the total return of all Investment Accounts. For information on the calculation of current yield and effective yield, see the Statement of Additional Information.

     Quotations of average annual total return for any Investment Account will be expressed in terms of the average annual compounded rate of return on a hypothetical investment in a Contract over a period of one, three, five and ten years (or, if less, up to the life of the Investment Account), and will reflect the deduction of the applicable withdrawal charge, the mortality and expense risk charge, the administrative charge, maximum rider charges, and if applicable, the Annual Contract Fee. Hypothetical quotations of average annual total return may also be shown for an Investment Account for periods prior to the time that the Investment Account commenced operations based upon the performance of the mutual fund portfolio in which that Investment Account invests, and will reflect the deduction of the applicable withdrawal charge, the Annual Contract Fee, the administrative charge, maximum rider charges, and the mortality and expense risk charge as if, and to the extent, that such charges had been applicable. Quotations of total return, actual and hypothetical, may simultaneously be shown that do not take into account certain contractual charges such as the withdrawal charge, the administrative charge, the maximum rider charges, and the Annual Contract Fee and may be shown for different periods.

     Performance information for any Investment Account reflects only the performance of a hypothetical Contract under which Contract Value is allocated to an Investment Account during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics, and quality of the Fund in which the Investment Account invests, and the market conditions during the given time period, and should not be considered as representation of what may be achieved in the future. For a description of the methods used to determine yield and total return in promotional reports and literature for the Investment Accounts, information on possible uses for performance, and other information, see the Statement of Additional Information.

                       STATEMENT OF ADDITIONAL INFORMATION

     The Statement of Additional Information contains more specific information and financial statements relating to AUL. The Table of Contents of the Statement of Additional Information is set forth below:

GENERAL INFORMATION AND HISTORY..................................................................    3
DISTRIBUTION OF CONTRACTS........................................................................    3
CUSTODY OF ASSETS................................................................................    3
TAX STATUS OF AUL AND THE VARIABLE ACCOUNT.......................................................    3
TAX TREATMENT OF AND LIMITS ON PREMIUMS UNDER RETIREMENT PLANS...................................    3
  403(b) Programs................................................................................    4
  408 and 408A Programs..........................................................................    4
  457 Programs...................................................................................    5
  Employee Benefit Plans.........................................................................    5
  Tax Penalty for All Annuity Contracts..........................................................    5
  Withholding for Employee Benefit Plans and Tax-Deferred Annuities..............................    6
INDEPENDENT ACCOUNTANTS..........................................................................    6
PERFORMANCE INFORMATION..........................................................................    6
PERFORMANCE OF THE INVESTMENT ACCOUNTS...........................................................    8
FINANCIAL STATEMENTS.............................................................................    9

A Statement of Additional Information may be obtained without charge by calling or writing AUL at the telephone number and address set forth in the front of this Prospectus. A postage pre-paid envelope is included for this purpose.

================================================================================

          No dealer, salesman or any other person is authorized by the AUL American Individual Variable Annuity Unit Trust or by AUL to give any information or to make any representation other than as contained in this Prospectus in connection with the offering described herein.

          There has been filed with the Securities and Exchange Commission, Washington, D.C., a Registration Statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, with respect to the offering herein described. For further information with respect to the AUL American Individual Variable Annuity Unit Trust, AUL and its variable annuities, reference is made thereto and the exhibits filed therewith or incorporated therein, which include all contracts or documents referred to herein.

          The products described herein are not insured by the Federal Deposit Insurance Corporation; are not deposits or other obligations of the financial institution and are not guaranteed by the financial institution; and are subject to investment risks, including possible loss of the principal invested.

================================================================================





              INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY
                                   STARPOINT

                      Individual Variable Annuity Contracts

                                     Sold By

                                 AMERICAN UNITED
                            LIFE INSURANCE COMPANY(R)


                               One American Square
                           Indianapolis, Indiana 46282


                                   PROSPECTUS

                             Dated: November 4, 2002


================================================================================

                       STATEMENT OF ADDITIONAL INFORMATION
                                November 5, 2002

              INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY
                                   STARPOINT
                      Individual Variable Annuity Contracts

                                   Offered By


                    American United Life Insurance Company(R)
                               One American Square
                           Indianapolis, Indiana 46282
                                 (317) 285-1877


                 Individual Annuity Service Office Mail Address:
                 P.O. Box 7127, Indianapolis, Indiana 46209-7127
                                 (800) 863-9354

          This Statement of Additional Information is not a prospectus and should be read in conjunction with the current Prospectus for AUL Individual Flexible Premium Variable Deferred Annuity, dated November 4, 2002.

          A Prospectus is available without charge by calling the number listed above or by mailing the Business Reply Mail card included in this Statement of Additional Information to American United Life Insurance Company(R) ("AUL") at the address listed above.

                                TABLE OF CONTENTS
Description                                                                                        Page

GENERAL INFORMATION AND HISTORY.................................................................    3

DISTRIBUTION OF CONTRACTS.......................................................................    3

CUSTODY OF ASSETS...............................................................................    3

TAX STATUS OF AUL AND THE VARIABLE ACCOUNT......................................................    3

TAX TREATMENT OF AND LIMITS ON PREMIUMS UNDER RETIREMENT PROGRAMS...............................  3-6
  403(b) Programs...............................................................................    4
  408 and 408A Programs.........................................................................    4
  457 Programs..................................................................................
  Employee Benefit Plans........................................................................    5
  Tax Penalty for All Annuity Contracts.........................................................    5
  Withholding for Employee Benefit Plans and Tax-Deferred Annuities.............................    5

INDEPENDENT ACCOUNTANTS.........................................................................    6

PERFORMANCE INFORMATION.........................................................................  6-7

PERFORMANCE OF THE INVESTMENT ACCOUNTS..........................................................  7-8

FINANCIAL STATEMENTS............................................................................ 8-21

                         GENERAL INFORMATION AND HISTORY

     For a general description of AUL and the AUL American Individual Variable Annuity Unit Trust (the "Variable Account"), see the section entitled "Information about AUL, The Variable Account, and The Funds" in the Prospectus. Defined terms used in this Statement of Additional Information have the same meaning as terms defined in the Prospectus.

                           DISTRIBUTION OF CONTRACTS

     AUL is the Principal Underwriter for the variable annuity contracts (the "Contracts") described in the Prospectus and in this Statement of Additional Information. OneAmerica Securities, Inc., a wholly owned subsidiary of AUL, is the distributor of the Contracts. OneAmerica Securities, Inc. is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer. The Contracts are currently being sold in a continuous offering. While AUL does not anticipate discontinuing the offering of the Contracts, it reserves the right to do so. The Contracts are sold by registered representatives of OneAmerica Securities, Inc., who are also licensed insurance agents.

     AUL also has sales agreements with various broker-dealers under which the Contracts will be sold by registered representatives of the broker-dealers. The registered representatives are required to be authorized under applicable state regulations to sell variable annuity contracts. The broker-dealers are required to be registered with the SEC and members of the National Association of Securities Dealers, Inc.

     AUL serves as the Principal Underwriter without compensation from the Variable Account.

                                CUSTODY OF ASSETS

     The assets of the Variable Account are held by AUL. The assets are maintained separate and apart from the assets of other separate accounts of AUL and from AUL's General Account assets. AUL maintains records of all purchases and redemptions of shares of the Funds.

                   TAX STATUS OF AUL AND THE VARIABLE ACCOUNT

     The operations of the Variable Account form a part of AUL, so AUL will be responsible for any federal income and other taxes that become payable with respect to the income of the Variable Account. Each Investment Account will bear its allocable share of such liabilities, but under current law, no dividend, interest income, or realized capital gain attributable, at a minimum, to appreciation of the Investment Accounts will be taxed to AUL to the extent it is applied to increase reserves under the Contracts.

     Each of the Funds in which the Variable Account invests has advised AUL that it intends to qualify as a "regulated investment company" under the Code. AUL does not guarantee that any Fund will so qualify. If the requirements of the Code are met, a Fund will not be taxed on amounts distributed on a timely basis to the Variable Account. Were such a Fund not to so qualify, the tax status of the Contracts as annuities might be lost, which could result in immediate taxation of amounts earned under the Contracts (except those held in Employee Benefit Plans and 408 Programs).

     Under regulations promulgated under Code Section 817(h), each Investment Account must meet certain diversification standards. Generally, compliance with these standards is determined by taking into account an Investment Account's share of assets of the appropriate underlying Fund. To meet this test, on the last day of each calendar quarter, no more than 55% of the total assets of a Fund may be represented by any one investment, no more than 70% may be represented by any two investments, no more than 80% may be represented by any three investments, and no more than 90% may be represented by any four investments. For the purposes of Section 817(h), securities of a single issuer generally are treated as one investment, but obligations of the U.S. Treasury and each U.S. Governmental agency or instrumentality generally are treated as securities of separate issuers.

        TAX TREATMENT OF AND LIMITS ON PREMIUMS UNDER RETIREMENT PROGRAMS

     The Contracts may be offered for use with several types of qualified or non-qualified retirement programs as described in the Prospectus. The tax rules applicable to Owners of Contracts used in connection with qualified retirement programs vary according to the type of retirement plan and its terms and conditions. Therefore, no attempt is made herein to provide more than general information about the use of the Contracts with the various types of qualified retirement programs.

     Owners, Annuitants, Beneficiaries and other payees are cautioned that the rights of any person to any benefits under these programs may be subject to the terms and conditions of the Qualified Plans themselves, regardless of the terms and conditions of the Contracts issued in connection therewith.

     Generally, no taxes are imposed on the increases in the value of a Contract by reason of investment experience or employer contributions until a distribution occurs, either as a lump-sum payment or annuity payments under an elected Annuity Option or in the form of cash withdrawals, surrenders, or other distributions prior to the Annuity Date.

     The amount of Premiums that may be paid under a Contract issued in connection with a Qualified Plan are subject to limitations that may vary depending on the type of Qualified Plan. In addition, early distributions from most Qualified Plans may be subject to penalty taxes, or in the case of distributions of amounts contributed under salary reduction agreements, could cause the Qualified Plan to be disqualified. Furthermore, distributions from most Qualified Plans are subject to certain minimum distribution rules. Failure to comply with these rules could result in disqualification of the Qualified Plan or subject the Annuitant to penalty taxes. As a result, the minimum distribution rules could limit the availability of certain Annuity Options to Contract Owners and their Beneficiaries.

     Below are brief descriptions of various types of qualified retirement programs and the use of the Contracts in connection therewith. Unless otherwise indicated in the context of the description, these descriptions reflect the assumption that the Contract Owner is a Participant in the retirement program. For Employee Benefit Plans that are defined benefit plans, a Contract generally would be purchased by a Participant, but owned by the plan itself.

403(b) PROGRAMS

     Premiums paid pursuant to a 403(b) Program are excludable from a Contract Owner's gross income if they do not exceed the smallest of the limits calculated under Sections 402(g) and 415 of the Code. Section 402(g) generally limits a Contract Owner's salary reduction Premiums to a 403(b) Program to $11,000 a year. The $11,000 limit may be reduced by salary reduction Premiums to another type of retirement plan. A Contract Owner with at least 15 years of service for a "qualified employer" (i.e., an educational organization, hospital, home health service agency, health and welfare service agency, church or convention or association of churches) generally may exceed the $11,000 limit by $3,000 per year, subject to an aggregate limit of $15,000 for all years.

     Section 415(c) also provides an overall limit on the amount of employer and Contract Owner's salary reduction Premiums to a Section 403(b) Program that will be excludable from an employee's gross income in a given year. The Section 415(c) limit is the lesser of (a) $40,000, or (b) 100% of the Contract Owner's annual compensation (reduced by his salary reduction Premiums to the 403(b) Program and certain other employee plans). This limit will be reduced if a Contract Owner also participates in an Employee Benefit Plan maintained by a business that he or she controls.

     The limits described above do not apply to amounts "rolled over" from another Section 403(b) Program. A Contract Owner who receives an "eligible rollover distribution" will be permitted either to roll over such amount to another Section 403(b) Program or an IRA within 60 days of receipt or to make a direct rollover to another Section 403(b) Program or an IRA without recognition of income. An "eligible rollover distribution" means any distribution to a Contract Owner of all or any taxable portion of the balance of his credit under a Section 403(b) Program, other than a required minimum distribution to a Contract Owner who has reached age 70 1/2 and excluding any distribution which is one of a series of substantially equal payments made (1) over the life expectancy of the Contract Owner or the joint life expectancy of the Contract Owner and his beneficiary or (2) over a specified period of 10 years or more. Provisions of the Internal Revenue Code require that 20% of every eligible rollover distribution that is not directly rolled over be withheld by the payor for federal income taxes.

408 AND 408A PROGRAMS

     Code Sections 219, 408 and 408A permit eligible individuals to contribute to an individual retirement program, including a Simplified Employee Pension Plan, an Employer Association Established Individual Retirement Account Trust, known as an Individual Retirement Account ("IRA"), and a Roth IRA. These IRA accounts are subject to limitations on the amount that may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from some other types of retirement plans may be placed on a tax-deferred basis in an IRA. Sale of the Contracts for use with IRAs may be subject to special requirements imposed by the Internal Revenue Service. Purchasers of the Contracts for such purposes will be provided with such supplementary information as may be required by the Internal Revenue Service or other appropriate agency, and will have the right to revoke the Contract under certain circumstances.

     If an Owner of a Contract issued in connection with a 408 Program surrenders the Contract or makes a withdrawal, the Contract Owner will realize income taxable at ordinary tax rates on the amount received to the extent that the amount exceeds the 408 Premiums that were not excludable from the taxable income of the employee when paid.

     Premiums paid to the individual retirement account of a Contract Owner under a 408 Program that is described in Section 408(c) of the Internal Revenue Code are subject to the limits on Premiums paid to individual retirement accounts under Section 219(b) of the Internal Revenue Code. Under Section 219(b) of the Code, Premiums paid to an individual retirement account are limited to the lesser of $3,000 per year or the Contract Owner's annual compensation. In the case of an individual who has attained the age of 50 before the close of the taxable year, the deductible amount for such taxable year shall increase by $500. For tax years beginning after 1996, if a married couple files a joint return, each spouse may, in the great majority of cases, make contributions to his or her IRA up to the $3,000 limit. The extent to which a Contract Owner may deduct Premiums paid in connection with this type of 408 Program depends on his and his spouse's gross income for the year and whether either participate in another employer-sponsored retirement plan.

     Premiums paid in connection with a 408 Program that is a simplified employee pension plan are subject to limits under Section 402(h) of the Internal Revenue Code. Section 402(h) currently limits Premiums paid in connection with a simplified employee pension plan to the lesser of (a) 25% of the Contract Owner's compensation, or (b) $40,000. Premiums paid through salary reduction are subject to additional annual limits.

     Withdrawals   from  Roth   IRAs  may  be  made   tax-free   under   certain
circumstances. Please consult your tax advisor for more details.


457 PROGRAMS

     Deferrals by an eligible individual to a 457 Program generally are limited under Section 457(b) of the Internal Revenue Code to the lesser of (a) $11,000 or (b) 100% of the Contract Owner's includable compensation. If the Contract Owner participates in more than one 457 Program, the $11,000 limit applies to contributions to all such programs. The $11,000 limit is reduced by the amount of any salary reduction contribution the Contract Owner makes to a 403(b) Program, a 408 Program, or an Employee Benefit Program. The Section 457(b) limit is increased during the last three years ending before the Contract Owner reaches his normal retirement age under the 457 Program. Effective January 1, 1997, the limit on deferrals is indexed in $500 increments.

EMPLOYEE BENEFIT PLANS

     Code Section 401 permits business employers and certain associations to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of Contracts to provide benefits thereunder.

     If an Owner of a Contract issued in connection with an Employee Benefit Plan who is a Participant in the Plan receives a lump-sum distribution, the portion of the distribution equal to any Premiums that were taxable to the Contract Owner in the year when paid is generally received tax free. The balance of the distribution will generally be treated as ordinary income. Special ten-year averaging and a capital-gains election may be available to a Contract Owner who reached age 50 before 1986.

     Under an Employee Benefit Plan under Section 401 of the Code, when annuity payments commence (as opposed to a lump-sum distribution), under Section 72 of the Code, the portion of each payment attributable to Premiums that were taxable to the Participant in the year made, if any, is excluded from gross income as a return of the Participant's investment. The portion so excluded is determined at the time the payments commence by dividing the Participant's investment in the Contract by the expected return. The periodic payments in excess of this amount are taxable as ordinary income. Once the Participant's investment has been recovered, the full annuity payment will be taxable. If the annuity should stop before the investment has been received, the unrecovered portion is deductible on the Annuitant's final return. If the Contract Owner paid no Premiums that were taxable to the Contract Owner in the year made, there would be no portion excludable.

     The applicable annual limits on Premiums paid in connection with an Employee Benefit Plan depend upon the type of plan. Total Premiums paid on behalf of a Contract Owner who is a Participant to all defined contribution plans maintained by an Employer are limited under Section 415(c) of the Internal Revenue Code to the lesser of (a) $40,000, or (b) 100% of a Participant's annual compensation. Premiums paid through salary reduction to a cash-or-deferred arrangement under a profit sharing plan are subject to additional annual limits. Premiums paid to a defined benefit pension plan are actuarially determined based upon the amount of benefits the Participant will receive under the plan formula. The maximum annual benefit any Participant may receive under an Employer's defined benefit plan is limited under Section 415(b) of the Internal Revenue Code. The limits determined under Section 415(b) and (c) of the Internal Revenue Code are further reduced for a Participant who participates in a defined contribution plan and a defined benefit plan maintained by the same employer.

TAX PENALTY FOR ALL ANNUITY CONTRACTS

     Any distribution made to a Contract Owner who is a Participant from an Employee Benefit Plan or a 408 Program other than on account of one or more of the following events will be subject to a 10% penalty tax on the amount distributed:

   (a) the Contract Owner has attained age 59 1/2;
   (b) the Contract Owner has died; or
   (c) the Contract Owner is disabled.


     In addition, a distribution from an Employee Benefit Plan will not be subject to a 10% excise tax on the amount distributed if the Contract Owner is 55 and has separated from service. Distributions received at least annually as part of a series of substantially equal periodic payments made for the life of the Participant will not be subject to an excise tax. Certain amounts paid for medical care also may not be subject to an excise tax.


WITHHOLDING FOR EMPLOYEE BENEFIT PLANS AND
   TAX-DEFERRED ANNUITIES

     Distributions from an Employee Benefit Plan to an employee, surviving spouse, or former spouse who is an alternate payee under a qualified domestic relations order, in the form a lump-sum settlement or periodic annuity payments for a fixed period of fewer than 10 years are subject to mandatory federal income tax withholding of 20% of the taxable amount of the distribution, unless the distributee directs the transfer of such amounts to another Employee Benefit Plan or to an Individual Retirement Account under Code Section 408. The taxable amount is the amount of the distribution, less the amount allocable to after-tax Premiums.

     All other types of distributions from Employee Benefit Plans and all distributions from Individual Retirement Accounts, are subject to federal income tax withholding on the taxable amount unless the distributee elects not to have the withholding apply. The amount withheld is based on the type of distribution. Federal tax will be withheld from annuity payments (other than those subject to mandatory 20% withholding) pursuant to the recipient's withholding certificate. If no withholding certificate is filed with AUL, tax will be withheld on the basis that the payee is married with three withholding exemptions. Tax on all surrenders and lump-sum distributions from Individual Retirement Accounts will be withheld at a flat 10% rate.

     Withholding on annuity payments and other distributions from the Contract will be made in accordance with regulations of the Internal Revenue Service.

                             INDEPENDENT ACCOUNTANTS

     The combined balance sheets for OneAmerica Financial Partners, Inc. at December 31, 2001 and 2000 and the related combined statements of operations and comprehensive income, changes in equity and statements of cash flows for the years then ended, appearing herein have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report thereon appearing elsewhere herein, and are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             PERFORMANCE INFORMATION

     Performance information for the Investment Accounts is shown below under "Performance of the Investment Accounts." Performance information for the Investment Accounts may also appear in promotional reports and literature to current or prospective Contract Owners in the manner described in this section. Performance information in promotional reports and literature may include the yield and effective yield of the Investment Account investing in the OneAmerica Money Market Portfolio ("Money Market Investment Account"), the yield of the remaining Investment Accounts, the average annual total return and the total return of all Investment Accounts.

     Current yield for the Money Market Investment Account will be based on the change in the value of a hypothetical investment (exclusive of capital changes) over a particular 7-day period, less a pro rata share of the Investment Account's expenses accrued over that period (the "base period"), and stated as a percentage of the investment at the start of the base period (the "base period return"). The base period return is then annualized by multiplying by 365/7, with the resulting yield figures carried to at least the nearest hundredth of one percent.

     Calculation of "effective yield" begins with the same "base period return" used in the calculation of yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

                                             365/7
Effective Yield  =  [(Base Period Return + 1)     ] - 1


Quotations of yield for the remaining Investment Accounts will be based on all investment income per Accumulation Unit earned during a particular 30-day period, less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the value of the Accumulation Unit on the last day of the period, according to the following formula:

             a-b       6
YIELD =  2[(-----) + 1)  - 1]
             cd

where a = net investment income earned during the period by the Portfolio attributable to shares owned by the Investment Account

      b = expenses accrued for the period (net of reimbursements), c = the average daily number of Accumulation Units outstanding during the period that were entitled to receive dividends, and

      d = the value (maximum offering period) per Accumulation Unit on the last day of the period.

     Quotations of average annual total return for any Investment Account will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a Contract over a period of one, three, five, and ten years (or, if less, up to the life of the Investment Account), calculated pursuant to the following formula: P(1 + T)**n = ERV (where P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years, and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period). Hypothetical quotations of average total return may also be shown for an Investment Account for periods prior to the time that the Investment Account commenced operations based upon the performance of the mutual fund portfolio in which that Investment Account invests, as adjusted for applicable charges. All standardized total return figures reflect the deduction of the applicable withdrawal charge, the administrative fee, maximum rider charges, the Annual Contract Fee, and the mortality and expense risk charge. Quotations of total return, actual and hypothetical, may simultaneously be shown that do not take into account certain contractual charges such as the withdrawal charge and the Annual Contract Fee and quotations of total return may reflect other periods of time.

     Performance information for an Investment Account may be compared, in promotional reports and literature, to: (1) the Standard & Poor's 500 Composite Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Donoghue Money Market Institutional Averages, or other indices that measure performance of a pertinent group of securities so that investors may compare an Investment Account's results with those of a group of securities widely regarded by investors as representative of the securities markets in general; (2) other groups of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by other services, companies, publications, or persons who rank such investment companies on overall performance or other criteria; and (3) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the Contract. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

     Performance information for any Investment Account reflects only the performance of a hypothetical Contract under which an Owner's Account Value is allocated to an Investment Account during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the Funds in which the Investment Account invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

     Promotional reports and literature may also contain other information including (1) the ranking of any Investment Account derived from rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria; (2) the effect of tax-deferred compounding on an Investment Account's investment returns, or returns in general, which may include a comparison, at various points in time, of the return from an investment in a Contract (or returns in general) on a tax-deferred basis; (assuming one or more tax rates) with the return on a taxable basis; and (3) AUL's rating or a rating of AUL's claim-paying ability by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

                     PERFORMANCE OF THE INVESTMENT ACCOUNTS

     The following tables present the return on investment for each of the Investment Accounts. The return on investment figures in the first and second tables (including charges) represents a change in an Accumulation Unit allocated to an Investment Account and takes into account Variable Account charges such as the mortality and expense risk charge, withdrawal charges, the administrative charge, and optional benefit rider charges. The tables assume that all riders that are not mutually exclusive are chosen. The return on investment figures in the third table (excluding charges) include the mortality and expense risk charge, the administrative charge, and optional benefit rider charges. The table also assumes that all riders that are not mutually exclusive are chosen. However, the table does not reflect the deduction of withdrawal charges. For the periods that a particular Investment Account has been in operation (see the Inception Date of Investment Account column), the figures represent actual performance. Therefore, the performance figures for the Lessor of One Year or Since Inception represent actual performance. For the periods that precede the creation of the Investment Account, if the mutual fund portfolio was in existence (see Inception Date of Mutual Fund column), results represent hypothetical returns that the Investment Accounts that invest in the corresponding Mutual Fund Portfolios would have achieved had they invested in such Portfolios for the periods indicated. Therefore, the performance figures for the 3 year, 5 year, and the Lessor of 10 Years or Since Inception may be hypothetical, or they may represent actual performance, based on the inception date of a particular Investment Account and the mutual fund portfolio. For the Lesser of 10 Years or Since Inception (the last column), if the Mutual Fund has been in existence for 10 Years, then the return reflects hypothetical performance of the mutual fund; if the mutual fund has not been in existence for 10 Years, then the return reflects actual performance of the Investment Account.






                                Performance (including charges) for Flexible Premium Contracts

                                             ACTUAL PERFORMANCE          |      ACTUAL/HYPOTHETICAL PERFORMANCE
                                                              Average    |   Average       Average       Average        Average
                                                              Annual     |    Annual        Annual        Annual         Annual
                                                            Return on    |  Return on     Return on     Return on      Return on
                                   Inception  Inception     Investment   |  Investment    Investment    Investment     Investment
                                    Date of    Date of     for lessor of | for 1 Year    for 3 Years   for 5 Years   for lesser of
                                    Mutual   Investment      1 Year or   |   ending        ending        ending       10 Years or
Investment Account                   Fund      Account    Since Inception|  12/31/01       12/31/01      12/31/01    Since Inception
------------------                   ----      -------       --------    |  --------       --------      --------    ---------------

[To be provided with Pre-Effective Amendment to the Registration Statement]

OneAmerica Asset Director           4/10/90    04/30/99                  |
OneAmerica Investment                                                    |
  Grade Bond                        4/10/90    04/30/99                  |
OneAmerica Money Market             4/10/90    04/30/99                  |
OneAmerica Value                    4/10/90    04/30/99                  |
Alger American Growth               1/09/89    04/30/99                  |
Alger American Small                                                     |
 Capitalization                     9/20/88    05/01/00                  |
American Century VP Income &                                             |
 Growth                            10/30/97    04/30/99                  |
American Century VP                                                      |
 International                      5/01/94    04/30/99                  |
Calvert Social Mid Cap Growth       7/16/91    04/30/99                  |
Fidelity VIP Asset Manager          9/06/89    04/30/99                  |
Fidelity VIP Contrafund(R)          1/03/95    04/30/99                  |
Fidelity VIP Equity-Income         10/09/86    04/30/99                  |
Fidelity VIP Growth                10/09/86    04/30/99                  |
Fidelity VIP High Income            9/19/85    04/30/99                  |
Fidelity VIP Index 500              8/27/92    04/30/99                  |
Fidelity VIP Overseas               1/28/87    04/30/99                  |
INVESCO VIF-Dynamics Fund           8/25/97    08/30/01                  |
INVESCO VIF-Financial Services Fund 9/21/99    08/30/01                  |
INVESCO VIF-Health Sciences Fund    5/22/97    08/30/01                  |
INVESCO VIF-High Yield Fund         5/27/94    08/30/01                  |
INVESCO VIF-Real Estate                                                  |
        Opportunity Fund            4/01/98    08/30/01                  |
INVESCO VIF-Utilities Fund          1/03/95    08/30/01                  |
Janus Flexible Income               9/13/93    04/30/99                  |
Janus Worldwide Growth              9/13/93    04/30/99                  |
PBHG Growth II                      5/01/97    04/30/99                  |
PBHG Technology                                                          |
 & Communications                   5/01/97    04/30/99                  |
SAFECO RST Equity                   4/03/87    04/30/99                  |
SAFECO RST Growth                                                        |
 Opportunities                      1/07/93    04/30/99                  |
T. Rowe Price Equity Income         3/31/94    04/30/99                  |
T. Rowe Price Limited-Term Bond     3/29/95    05/01/00                  |
T. Rowe Price Mid-Cap Growth       12/31/96    05/01/00                  |





               PERFORMANCE OF THE INVESTMENT ACCOUNTS (continued)


                                Performance (including charges) for Six Year Surrender Charge Rider Contracts

                                             ACTUAL PERFORMANCE          |      ACTUAL/HYPOTHETICAL PERFORMANCE
                                                                         |
                                                              Average    |   Average       Average       Average        Average
                                                              Annual     |    Annual        Annual        Annual         Annual
                                                            Return on    |  Return on     Return on     Return on      Return on
                                  Inception   Inception     Investment   |  Investment    Investment    Investment     Investment
                                   Date of     Date of     for lessor of | for 1 Year    for 3 Years   for 5 Years   for lesser of
                                    Mutual    Investment     1 Year or   |   ending        ending        ending       10 Years or
Investment Account                   Fund      Account    Since Inception|  12/31/01       12/31/01      12/31/01    Since Inception
------------------                   ----      -------       --------    |  --------       --------      --------    ---------------
[To be provided with Pre-Effective Amendment to the Registration Statement]

OneAmerica Asset Director           4/10/90    04/30/99                  |
OneAmerica Investment                                                    |
  Grade Bond                        4/10/90    04/30/99                  |
OneAmerica Money Market             4/10/90    04/30/99                  |
OneAmerica Value                    4/10/90    04/30/99                  |
Alger American Growth               1/09/89    04/30/99                  |
Alger American Small                                                     |
 Capitalization                     9/20/88    05/01/00                  |
American Century VP Income &                                             |
 Growth                            10/30/97    04/30/99                  |
American Century VP                                                      |
 International                      5/01/94    04/30/99                  |
Calvert Social Mid Cap Growth       7/16/91    04/30/99                  |
Fidelity VIP Asset Manager          9/06/89    04/30/99                  |
Fidelity VIP Contrafund(R)          1/03/95    04/30/99                  |
Fidelity VIP Equity-Income         10/09/86    04/30/99                  |
Fidelity VIP Growth                10/09/86    04/30/99                  |
Fidelity VIP High Income            9/19/85    04/30/99                  |
Fidelity VIP Index 500              8/27/92    04/30/99                  |
Fidelity VIP Overseas               1/28/87    04/30/99                  |
INVESCO VIF-Dynamics Fund           8/25/97    08/30/01                  |
INVESCO VIF-Financial Services Fund 9/21/99    08/30/01                  |
INVESCO VIF-Health Sciences Fund    5/22/97    08/30/01                  |
INVESCO VIF-High Yield Fund         5/27/94    08/30/01                  |
INVESCO VIF-Real Estate                                                  |
        Opportunity Fund            4/01/98    08/30/01                  |
INVESCO VIF-Utilities Fund          1/03/95    08/30/01                  |
Janus Flexible Income               9/13/93    04/30/99                  |
Janus Worldwide Growth              9/13/93    04/30/99                  |
PBHG Growth II                      5/01/97    04/30/99                  |
PBHG Technology                                                          |
 & Communications                   5/01/97    04/30/99                  |
SAFECO RST Equity                   4/03/87    04/30/99                  |
SAFECO RST Growth                                                        |
 Opportunities                      1/07/93    04/30/99                  |
T. Rowe Price Equity Income         3/31/94    04/30/99                  |
T. Rowe Price Limited-Term Bond     3/29/95    05/01/00                  |
T. Rowe Price Mid-Cap Growth       12/31/96    05/01/00                  |



               PERFORMANCE OF THE INVESTMENT ACCOUNTS (continued)

               Performance (excluding charges) for All Contracts

                                            ACTUAL PERFORMANCE          |      ACTUAL/HYPOTHETICAL PERFORMANCE
                                                                        |
                                                             Average    |   Average       Average       Average        Average
                                                             Annual     |    Annual        Annual        Annual         Annual
                                                           Return on    |  Return on     Return on     Return on      Return on
                                   Inception   Inception   Investment   |  Investment    Investment    Investment     Investment
                                    Date of     Date of   for lessor of | for 1 Year    for 3 Years   for 5 Years   for lesser of
                                    Mutual    Investment    1 Year or   |   ending        ending        ending       10 Years or
Investment Account                   Fund       Account  Since Inception|  12/31/01       12/31/01      12/31/01    Since Inception
------------------                   ----       -------     --------    |  --------       --------      --------    ---------------
[To be provided with Pre-Effective Amendment to the Registration Statement]

OneAmerica Asset Director           4/10/90    04/30/99                  |
OneAmerica Investment                                                    |
  Grade Bond                        4/10/90    04/30/99                  |
OneAmerica Money Market             4/10/90    04/30/99                  |
OneAmerica Value                    4/10/90    04/30/99                  |
Alger American Growth               1/09/89    04/30/99                  |
Alger American Small                                                     |
 Capitalization                     9/20/88    05/01/00                  |
American Century VP Income &                                             |
 Growth                            10/30/97    04/30/99                  |
American Century VP                                                      |
 International                      5/01/94    04/30/99                  |
Calvert Social Mid Cap Growth       7/16/91    04/30/99                  |
Fidelity VIP Asset Manager          9/06/89    04/30/99                  |
Fidelity VIP Contrafund(R)          1/03/95    04/30/99                  |
Fidelity VIP Equity-Income         10/09/86    04/30/99                  |
Fidelity VIP Growth                10/09/86    04/30/99                  |
Fidelity VIP High Income            9/19/85    04/30/99                  |
Fidelity VIP Index 500              8/27/92    04/30/99                  |
Fidelity VIP Overseas               1/28/87    04/30/99                  |
INVESCO VIF-Dynamics Fund           8/25/97    08/30/01                  |
INVESCO VIF-Financial Services Fund 9/21/99    08/30/01                  |
INVESCO VIF-Health Sciences Fund    5/22/97    08/30/01                  |
INVESCO VIF-High Yield Fund         5/27/94    08/30/01                  |
INVESCO VIF-Real Estate                                                  |
        Opportunity Fund            4/01/98    08/30/01                  |
INVESCO VIF-Utilities Fund          1/03/95    08/30/01                  |
Janus Flexible Income               9/13/93    04/30/99                  |
Janus Worldwide Growth              9/13/93    04/30/99                  |
PBHG Growth II                      5/01/97    04/30/99                  |
PBHG Technology                                                          |
 & Communications                   5/01/97    04/30/99                  |
SAFECO RST Equity                   4/03/87    04/30/99                  |
SAFECO RST Growth                                                        |
 Opportunities                      1/07/93    04/30/99                  |
T. Rowe Price Equity Income         3/31/94    04/30/99                  |
T. Rowe Price Limited-Term Bond     3/29/95    05/01/00                  |
T. Rowe Price Mid-Cap Growth       12/31/96    05/01/00                  |


                              FINANCIAL STATEMENTS

     The consolidated financial statements of OneAmerica Financial Partners, Inc. as of December 31, 2001 and 2000, are included in this Statement of
Additional Information. The financial statements of OneAmerica Financial Partners, Inc. should be distinguished from financial statements of AUL or its Separate Account and should be considered only as bearing upon AUL's ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
OneAmerica Financial Partners, Inc.


In our opinion, the accompanying combined balance sheets and the related combined statements of operations and comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of OneAmerica Financial Partners, Inc., its subsidiaries and affiliates (the "Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP

Indianapolis, Indiana
March 8, 2002

OneAmerica Financial Partners, Inc.
Combined Balance Sheets

December 31                                                                     2001         (in millions)          2000

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

Assets
Investments:
    Fixed maturities:
      Available-for-sale at fair value                                     $ 3,073.2                           $ 2,171.9
      Held-to-maturity at amortized cost                                     1,199.4                             1,934.9
    Equity securities at fair value                                             22.9                                25.8
    Mortgage loans                                                           1,316.7                             1,253.0
    Real estate                                                                 40.0                                43.1
    Policy loans                                                               153.5                               149.4
    Short-term and other invested assets                                        26.5                                46.4
    Cash and cash equivalents                                                  154.0                                69.9

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

      Total investments                                                      5,986.2                             5,694.4

Accrued investment income                                                       75.8                                78.4
Reinsurance receivables                                                        725.9                               430.5
Deferred acquisition costs                                                     626.1                               588.5
Property and equipment                                                          88.4                                79.0
Insurance premiums in course of collection                                     138.7                               111.6
Other assets                                                                    75.9                                95.6
Assets held in separate accounts                                             3,865.7                             3,854.6

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

      Total assets                                                        $ 11,582.7                          $ 10,932.6

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

Liabilities and equity
Liabilities
    Policy reserves                                                        $ 5,557.9                           $ 5,215.0
    Other policyholder funds                                                   264.0                               270.5
    Pending policyholder claims                                                600.9                               365.9
    Surplus notes                                                               75.0                                75.0
    Other liabilities and accrued expenses                                     284.5                               304.0
    Liabilities related to separate accounts                                 3,865.7                             3,854.6

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

      Total liabilities                                                     10,648.0                            10,085.0

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

Equity
    Common stock, no par value -
      authorized 1,000 shares; issued and outstanding
      100 shares                                                                   -                                   -
    Retained earnings                                                          897.1                               843.1
    Accumulated other comprehensive income:
      Unrealized appreciation of
        securities, net of deferred income taxes                                37.6                                 4.5

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

      Total equity                                                             934.7                               847.6

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

      Total liabilities and equity                                        $ 11,582.7                          $ 10,932.6

-------------------------------------------------------------------------------------------------------------------------


    The accompanying notes are an integral part of the financial statements.

OneAmerica Financial Partners, Inc.
Combined Statements of Operations and Comprehensive Income


Year ended December 31                                                                2001         (in millions)           2000

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

Revenues:
    Insurance premiums and other considerations                                    $ 808.8                              $ 693.0
    Policy and contract charges                                                       96.5                                103.7
    Net investment income                                                            446.9                                440.0
    Realized investment gains (losses)                                               (13.5)                                 6.6
    Other income                                                                      33.1                                 33.0

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

      Total revenues                                                               1,371.8                              1,276.3

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

Benefits and expenses:
    Policy benefits                                                                  701.8                                597.0
    Interest expense on annuities and financial products                             186.6                                193.6
    General operating expenses                                                       173.8                                164.8
    Commissions                                                                      146.0                                118.6
    Amortization                                                                      63.5                                 56.5
    Dividends to policyholders                                                        25.9                                 27.8
    Interest expense on surplus notes                                                  5.8                                  5.8

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

      Total benefits and expenses                                                  1,303.4                              1,164.1

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

Income before income tax expense                                                      68.4                                112.2
Income tax expense                                                                    14.4                                 31.9

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

      Net income                                                                    $ 54.0                               $ 80.3

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income, net of income tax:
    Change in unrealized appreciation of securities                                   33.1                                 28.1

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive Income                                                                $ 87.1                              $ 108.4
------------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the financial statements.
                                        3

Combined Statements of Changes in Equity

December 31                                                                            2001         (in millions)           2000

------------------------------------------------------------------------------------------------------------------------------------

Common stock                                                                        $ -                                  $ -

------------------------------------------------------------------------------------------------------------------------------------

Retained earnings:
    Beginning balance                                                               $ 843.1                              $ 762.8
    Net income                                                                         54.0                                 80.3

------------------------------------------------------------------------------------------------------------------------------------

      Total retained earnings                                                       $ 897.1                              $ 843.1

------------------------------------------------------------------------------------------------------------------------------------

Accumulated other comprehensive income:
    Beginning balance                                                                 $ 4.5                              $ (23.6)
    Change in unrealized appreciation
      of securities                                                                    33.1                                 28.1

------------------------------------------------------------------------------------------------------------------------------------

    Total accumulated other comprehensive income                                     $ 37.6                                $ 4.5

------------------------------------------------------------------------------------------------------------------------------------
      Total equity                                                                  $ 934.7                              $ 847.6
------------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the financial statements.

OneAmerica Financial Partners, Inc.
Combined Statements of Cash Flows

Year ended December 31                                                        2001         (in millions)       2000

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Net income                                                                  $ 54.0                           $ 80.3

Adjustments to reconcile net income to net cash
    provided by operating activities:
      Amortization                                                            63.5                             56.5
      Depreciation                                                            14.7                             13.6
      Deferred taxes                                                           2.7                              9.5
      Realized investment (gains) losses                                      13.5                             (6.6)
      Policy acquisition costs capitalized                                  (104.0)                          (110.4)
      Interest credited to deposit liabilities                               179.7                            187.2
      Fees charged to deposit liabilities                                    (33.1)                           (33.0)
      Amortization and accrual of investment income                           (8.8)                            (6.6)
      Increase in insurance liabilities                                      547.7                            312.3
      Increase in other assets                                              (353.2)                          (107.4)
      Increase (decrease) in other liabilities                               (19.5)                            21.3

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                                    357.2                            416.7

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
    Purchases:
      Fixed maturities, held-to-maturity                                     (98.6)                           (86.5)
      Fixed maturities, available-for-sale                                  (937.4)                          (552.2)
      Equity securities                                                       (4.1)                            (3.2)
      Mortgage loans                                                        (172.9)                          (201.4)
      Real estate                                                             (1.9)                            (4.8)
      Short-term and other invested assets                                    (9.7)                           (13.4)

    Proceeds from sales, calls or maturities:
      Fixed maturities, held-to-maturity                                     314.6                            305.8
      Fixed maturities, available-for-sale                                   616.6                            308.9
      Equity securities                                                        6.6                             64.7
      Mortgage loans                                                         109.8                            106.1
      Real estate                                                              1.3                                -
      Short-term and other invested assets                                    29.5                             74.6

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Net cash used by investing activities                                       (146.2)                            (1.4)

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
      Deposits to insurance liabilities                                    1,162.2                          1,094.7
      Withdrawals from insurance liabilities                              (1,285.1)                        (1,501.6)
      Other                                                                   (4.0)                            (0.8)

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Net cash used by financing activities                                       (126.9)                          (407.7)

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Net increase in cash and
    cash equivalents                                                          84.1                              7.6

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents beginning of year                                   69.9                             62.3

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents end of year                                      $ 154.0                           $ 69.9
----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

OneAmerica Financial Partners, Inc.
Notes to Financial Statements




1.   Significant Accounting Policies

Reorganization

OneAmerica Financial Partners, Inc. (OneAmerica or"the Company"), is a wholly owned subsidiary of American United Mutual Insurance Holding Company (AUMIHC). On December 17, 2000, American United Life Insurance Company (AUL) reorganized and formed a mutual insurance holding company, AUMIHC, and an intermediate stock holding company, OneAmerica. As part of the reorganization, AUL converted from a mutual to a stock insurance company through a non-cash transaction, and OneAmerica became the parent of AUL.

The conversion was approved by the policyholders and by the Indiana Department of Insurance. Upon conversion to a stock company, all outstanding shares of AUL stock were issued to AUMIHC through OneAmerica. AUMIHC will at all times, in accordance with the Indiana Mutual Holding Company Law, control at least a majority of the voting shares of the capital stock of AUL through OneAmerica. Policyholder membership rights exist at AUMIHC, while the policyholder contract rights remain with AUL.

The reorganization was a change in legal organization but not a change in the enterprise. As such, the transaction was accounted for at historical cost in a manner similar to pooling-of-interests accounting, and comparative financial statements are presented.

Nature of Operations and Business Presentation

OneAmerica owns 100 percent of AUL, which is an Indiana-domiciled stock life insurance company with headquarters in Indianapolis. AUL is licensed to do business in 49 states and the District of Columbia, and is an authorized reinsurer in all states. In addition, AUL markets reinsurance products and services in several foreign countries. AUL offers individual life and annuity products through its general and career agents. AUL's qualified group retirement plans, tax-deferred annuities and other nonmedical group products are marketed through regional representatives, agents and brokers. Life, long-term care, accident and other reinsurance is marketed directly to other insurance companies and through intermediaries in both the domestic and international markets. The combined financial statements of the Company include the accounts of OneAmerica; its affiliate, The State Life Insurance Company (State Life); and its subsidiaries, AUL, AUL Equity Sales Corporation (effective 2002, OneAmerica Securities), AUL Reinsurance Management Services, LLC, and CNL Financial Corporation (CNL). Significant intercompany transactions have been eliminated.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). AUL, State Life and CNL file separate financial statements with insurance regulatory authorities, which are prepared on the basis of statutory accounting practices that are significantly different from financial statements prepared in accordance with GAAP. These financial statements are described in detail in Note 11 - Statutory Information.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

Fixed maturity securities, which may be sold to meet liquidity and other needs of the Company, are categorized as available- for-sale and are stated at fair value. Unrealized gains and losses resulting from carrying available-for-sale securities at fair value are reported in equity, net of deferred taxes. Fixed maturity securities for which the Company has the positive intent and ability to hold to maturity are categorized as held-to-maturity and are stated at amortized cost. Equity securities are stated at fair value. Mortgage loans on real estate are carried at amortized cost, less an impairment allowance for estimated uncollectible amounts. Real estate is reported at cost, less allowances for depreciation. Depreciation is provided (straight line) over the estimated useful lives of the related assets. Investment real estate is net of accumulated depreciation of $35.6 million and $33.2 million at December 31, 2001 and 2000, respectively. Depreciation expense for investment real estate amounted to $2.3 million for 2001 and 2000. Policy loans are carried at their unpaid balance. Other invested assets are reported at cost, plus the Company's equity in undistributed net equity since acquisition. Short-term investments include

OneAmerica Financial Partners, Inc.
Notes to Financial Statements

investments with maturities of one year or less at the date of acquisition and are carried at amortized cost, which approximates market value. Short-term certificates of deposit and savings certificates are considered to be cash equivalents. The carrying amount for cash and cash equivalents approximates market value.

Realized gains and losses on sale or call of investments are based upon specific identification of the investments sold and do not include amounts allocable to separate accounts. At the time a decline in value of an investment is determined to be other than temporary, a loss is recorded, which is included in realized investment gains and losses.


Deferred Policy Acquisition Costs

Those costs of acquiring new business, which vary with and are primarily related to the production of new business, have been deferred to the extent that such costs are deemed recoverable. Such costs include commissions, certain costs of policy underwriting and issue, and certain variable agency expenses. These costs are amortized with interest as follows:

     For participating whole life insurance products, over the lesser of 30 years or the lifetime of the policy in relation to the present value of estimated gross margins from expenses, investments and mortality, discounted using the expected investment yield.

     For universal life-type policies and investment contracts, over the lesser of the lifetime of the policy or 30 years for life policies or 20 years for other policies in relation to the present value of estimated gross profits from surrender charges and investment, mortality and expense margins, discounted using the interest rate credited to the policy.

     For term life insurance products and life reinsurance policies, over the lesser of the benefit period or 30 years for term life or 20 years for life reinsurance policies in relation to the anticipated annual premium revenue, using the same assumptions used in calculating policy benefits.

     For miscellaneous group life and individual and group health policies, straight line over the expected life of the policy.

     For credit insurance policies, the deferred acquisition cost balance is primarily equal to the unearned premium reserve multiplied by the ratio of deferrable commissions to premiums written.

Recoverability of the unamortized balance of deferred policy acquisition costs is evaluated regularly. For universal life-type contracts, investment contracts and participating whole life policies, the accumulated amortization is adjusted (increased or decreased) whenever there is a material change in the estimated gross profits or gross margins expected over the life of a block of business to maintain a constant relationship between cumulative amortization and the present value of gross profits or gross margins. For most other contracts, the unamortized asset balance is reduced by a charge to income only when the present value of future cash flows, net of the policy liabilities, is not sufficient to cover such asset balance.

Goodwill and other intangible assets

Goodwill represents the excess of cost of acquisition over the fair value of assets acquired, and other intangibles include the present value of future profits on business acquired. The amortization of goodwill and other intangibles was $13.7 million and $2.1 million in 2001 and 2000, respectively.

Assets Held in Separate Accounts

Separate accounts are funds on which investment income and gains or losses accrue directly to certain policies, primarily variable annuity contracts, equity-based pension and profit sharing plans and variable universal life policies. The assets of these accounts are legally segregated and are valued at fair value. The related liabilities are recorded at amounts equal to the underlying assets; the fair value of these liabilities is equal to their carrying amount.

Property and Equipment

Property and equipment includes real estate owned and occupied by the Company. Property and equipment is carried at cost, net of accumulated depreciation of $69.4 million and $60.4 million as of December 31, 2001 and 2000, respectively. The Company provides for depreciation of property and equipment using the straight-line method over its estimated useful life. Depreciation expense for 2001 and 2000 was $12.4 million and $11.3 million, respectively.

OneAmerica Financial Partners, Inc.
Notes to Financial Statements (continued)


Premium Revenue and Benefits to Policyholders

The premiums and benefits for whole life and term insurance products and certain annuities with life contingencies (immediate annuities) are fixed and guaranteed. Such premiums are recognized as premium revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contracts. This association is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.

Universal life policies and investment contracts are policies with terms that are not fixed and guaranteed. The terms that may be changed could include one or more of the amounts assessed the policyholder, premiums paid by the policyholder or interest accrued to policyholder balances. The amounts collected from policyholders for these policies are considered deposits, and only the deductions during the period for cost of insurance, policy administration and surrenders are included in revenue. Policy benefits and claims that are charged to expense include interest credited to contracts and benefit claims incurred in the period in excess of related policy account balances.

Reserves for Future Policy and Contract Benefits

Liabilities for future policy benefits for participating whole life policies are calculated using the net level premium method and assumptions as to interest and mortality. The interest rate is the dividend fund interest rate, and the mortality rates are those guaranteed in the calculation of cash surrender values described in the contract. Liabilities for future policy benefits for term life insurance and life reinsurance policies are calculated using the net level premium method and assumptions as to investment yields, mortality and withdrawals. The assumptions are based on projections of past experience and include provisions for possible unfavorable deviation. These assumptions are made at the time the contract is issued. Liabilities for future policy benefits on universal life and investment contracts consist principally of policy account values, plus certain deferred policy fees, which are amortized using the same assumptions and factors used to amortize the deferred policy acquisition costs. If the future benefits on investment contracts are guaranteed (immediate annuities with benefits paid for a period certain), the liability for future benefits is the present value of such guaranteed benefits. Claim liabilities include provisions for reported claims and estimates based on historical experience for claims incurred but not reported.

Income Taxes

The provision for income taxes includes amounts currently payable and deferred income taxes resulting from the temporary differences in the assets and liabilities determined on a tax and financial reporting basis.

Comprehensive Income

Comprehensive income is the change in equity of the Company that results from recognized transactions and other economic events of the period other than transactions with the policyholders. Comprehensive income includes net income and net unrealized gains (losses) on available-for-sale securities.

Reclassification
Certain  2000   balances  have  been   reclassified   to  conform  to  the  2001
presentation.

Derivatives

In 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities, and requires recognition of all derivatives as either assets or liabilities measured at fair value.

The Company, upon its adoption of SFAS No. 133, reclassified $522.4 million of held-to-maturity securities as available-for-sale so that those securities could be available as hedged items in future fair value and cash-flow hedge transactions. This reclassification resulted in a net of tax cumulative effect type adjustment of $6.7 million as unrealized gains in other comprehensive income. Under the provisions of SFAS No. 133, such a reclassification does not call into question the Company's intent to hold current or future debt securities to their maturity.

OneAmerica Financial Partners, Inc.
Notes to Financial Statements (continued)

2.   Investments:

The amortized cost and fair value of investments in fixed maturity securities by type of investment were as follows:



                                                                                December 31, 2001

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                                                Gross            Gross        Estimated
                                                                    Amortized  Unrealized      Unrealized    Fair Value
                                                                      Cost      Gains           Gains
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

Available-for-sale:                                                                       (in millions)
Obligations of U.S. government, states,
    political subdivisions and
    foreign governments                                           $   113.4        $   4.0      $ 0.3      $   117.1
Corporate securities                                                2,023.5           67.7       39.8        2,051.4
Mortgage-backed securities                                            861.0           44.3        0.6          904.7

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

                                                                  $ 2,997.9        $ 116.0      $ 40.7     $ 3,073.2

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

Held-to-maturity:
Obligations of U.S. government, states,
    political subdivisions and
    foreign governments                                              $ 53.6        $ 3.1          $ -       $ 56.7
Corporate securities                                                1,011.0         66.3          7.2      1,070.1
Mortgage-backed securities                                            134.8          6.2            -        141.0

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

                                                                  $ 1,199.4       $ 75.6        $ 7.2    $ 1,267.8

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

                                                                                                December 31, 2000

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                                                Gross            Gross        Estimated
                                                                    Amortized  Unrealized      Unrealized    Fair Value
                                                                      Cost      Gains           Gains

-----------------------------------------------------------------------------------------------------------------------

Available-for-sale:                                                                       (in millions)
Obligations of U.S. government, states,
    political subdivisions and
    foreign governments                                              $ 52.3        $ 2.5        $ 0.5       $ 54.3
Corporate securities                                                1,521.6         29.6         41.8      1,509.4
Mortgage-backed securities                                            591.4         18.9          2.1        608.2

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

                                                                  $ 2,165.3       $ 51.0       $ 44.4    $ 2,171.9
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

Held-to-maturity:
Obligations of U.S. government, states,
    political subdivisions and
    foreign governments                                              $ 71.1        $ 2.9        $ 0.2       $ 73.8
Corporate securities                                                1,322.2         49.0         29.5      1,341.7
Mortgage-backed securities                                            541.6         27.9          0.6        568.9

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

                                                                  $ 1,934.9       $ 79.8       $ 30.3    $ 1,984.4

-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

OneAmerica Financial Partners, Inc.
Notes to Financial Statements (continued)

The amortized cost and fair value of fixed maturity securities at December 31, 2001, by contractual average maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                        Available-for-Sale           Held-to-Maturity                 Total
                                                   ---------------------------  -------------------------- -------------------------
                                                   ---------------------------  -------------------------- -------------------------
(in millions)                                         Amortized                   Amortized                   Amortized
                                                        Cost       Fair Value       Cost        Fair Value      Cost    Fair Value
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Due in one year or less                                 $ 73.8       $ 74.5         $ 64.0       $ 64.9        $ 137.8      $ 139.4
Due after one year through five years                    619.7        632.7          453.3        478.4        1,073.0      1,111.1
Due after five years through 10 years                    896.6        907.5          343.2        371.8        1,239.8      1,279.3
Due after 10 years                                       546.8        553.8          204.1        211.7          750.9        765.5

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

                                                       2,136.9      2,168.5        1,064.6      1,126.8        3,201.5      3,295.3
Mortgage-backed securities                               861.0        904.7          134.8        141.0          995.8      1,045.7

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

                                                     $ 2,997.9     $3,073.2      $ 1,199.4     $1,267.8      $ 4,197.3     $4,341.0

------------------------------------------------------------------------------------------------------------------------------------


Net investment income consisted of the following:

Years ended December 31                                                                               2001 (in millions)     2000

----------------------------------------------------------------------------------------------------------------------------------

Fixed maturity securities                                                                          $ 323.4                $ 323.8
Equity securities                                                                                      0.7                    2.0
Mortgage loans                                                                                       104.0                  100.0
Real estate                                                                                           11.7                   10.2
Policy loans                                                                                           9.9                    9.5
Other                                                                                                 17.3                   14.2

----------------------------------------------------------------------------------------------------------------------------------

Gross investment income                                                                              467.0                  459.7
Investment expenses                                                                                   20.1                   19.7

----------------------------------------------------------------------------------------------------------------------------------

Net investment income                                                                              $ 446.9                $ 440.0

----------------------------------------------------------------------------------------------------------------------------------


Proceeds from the sales of investments in fixed maturities during 2001 and 2000 were approximately $558.6 million and $263.0 million, respectively. Gross gains of $21.3 million and $4.3 million, and gross losses of $12.0 million and $2.2 million were realized in 2001 and 2000, respectively. The change in unrealized appreciation of fixed maturities amounted to approximately $68.7 million and $61.9 million in 2001 and 2000, respectively.

OneAmerica Financial Partners, Inc.
Notes to Financial Statements (continued)


The Company has reported approximately $24.5 million in realized losses related to a decline in fair value below amortized cost that is deemed to be an other than temporary decline on $43.4 million of investments in fixed maturities. The Company does not continue to accrue income on these investments after the amounts are deemed uncollectible. Realized investment gains (losses) consisted of the following:

Years ended December 31                                                                               2001     (in millions)   2000

------------------------------------------------------------------------------------------------------------------------------------

Fixed maturity securities                                                                          $   9.3                  $ 2.1
Equity securities                                                                                      2.7                    5.7
Other securities                                                                                      (1.0)                  (1.2)
Other-than-temporary impairment                                                                      (24.5)                     -

------------------------------------------------------------------------------------------------------------------------------------

Realized investment gains (losses)                                                                 $ (13.5)                 $ 6.6

------------------------------------------------------------------------------------------------------------------------------------


At December 31, 2001, the unrealized depreciation on equity securities of approximately $1.1 million is comprised of $.1 million in unrealized gains and $1.2 million of unrealized losses and has been reflected directly in equity. The change in the unrealized depreciation of equity securities amounted to approximately ($3.1) million and ($.6) million in 2001 and 2000, respectively.

The Company maintains a diversified mortgage loan portfolio and exercises internal limits on concentrations of loans by geographic area, industry, use and individual mortgagor. At December 31, 2001, the largest geographic concentration of commercial mortgage loans was in Indiana, California and Florida, where approximately 26 percent of the portfolio was invested. A total of 35 percent of the mortgage loans have been issued on retail properties, primarily backed by long-term leases or guarantees from strong credits.

The Company had outstanding mortgage loan commitments at December 31, 2001, of approximately $21.1 million.

There were four investments that were non-income producing at December 31, 2001 with a book value of $1.4 million.

3.   Other Comprehensive Income:

Accumulated other comprehensive income consisted of the following:

At December 31                                                                                    2001       (in millions)    2000

------------------------------------------------------------------------------------------------------------------------------------

Unrealized appreciation (depreciation):
      Fixed maturity securities                                                                 $ 75.3                      $ 6.6
      Equity securities                                                                           (1.1)                       2.0
Valuation allowance                                                                              (18.5)                      (1.4)
Deferred taxes                                                                                   (18.1)                      (2.7)

------------------------------------------------------------------------------------------------------------------------------------

Accumulated other comprehensive income                                                          $ 37.6                      $ 4.5

------------------------------------------------------------------------------------------------------------------------------------

OneAmerica Financial Partners, Inc.
Notes to Financial Statements (continued)

The components of comprehensive income, other than net income, are illustrated below:

Years ended December 31                                                                       2001       (in millions)        2000

------------------------------------------------------------------------------------------------------------------------------------

Other comprehensive income, net of tax:

Unrealized appreciation on securities,
    net of tax-2001, $17.4; 2000, $18.9; including
    $6.7 from cumulative FAS 133 reclassification adjustment                                $ 29.4                          $ 32.9
Less: reclassification adjustment for gains (losses)
    included in net income,
    net of tax-2001, ($2.0); 2000, $2.6                                                       (3.7)                            4.8

------------------------------------------------------------------------------------------------------------------------------------

    Other comprehensive income, net of tax                                                  $ 33.1                          $ 28.1

------------------------------------------------------------------------------------------------------------------------------------



4.   Insurance Liabilities:

Insurance liabilities consisted of the following:


                                                                                                                  (in millions)

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

                                                     Withdrawal             Mortality       Interest Rate          December 31,
                                                     Assumptions            or Morbidity      Assumption
                                                                            Assumption                              2001      2000
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

Future policy benefits:
      Participating whole life contracts             Company experience  Company experience  2.5% to 6.0%         $ 745.8  $   709.6
      Universal life-type contracts                         n/a               n/a               n/a                 381.0      382.9
      Other individual life contracts                Company experience  Company experience  2.5% to 8.0%           451.9      387.6
      Accident and health                                   n/a               n/a               n/a                 272.3      171.5
      Annuity products                                      n/a               n/a               n/a               3,355.3    3,321.8
      Group life and health                                 n/a               n/a               n/a                 351.6      241.6
Other policyholder funds                                    n/a               n/a               n/a                 264.0      270.5
Pending policyholder claims                                 n/a               n/a               n/a                 600.9      365.9

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

      Total insurance liabilities                                                                             $ 6,422.8     $5,851.4

------------------------------------------------------------------------------------------------------------------------------------


Participating life insurance policies represent approximately 5 percent and 3 percent of the total individual life insurance in force at December 31, 2001 and 2000, respectively. Participating policies represented approximately 25 percent and 23 percent of life premium income for 2001 and 2000, respectively. The amount of dividends to be paid is determined annually by the board of directors.

OneAmerica Financial Partners, Inc.
Notes to Financial Statements (continued)

5.   Employees' and Agents' Benefit Plans:

The Company has a noncontributory defined benefit pension plan covering substantially all employees. Company contributions to the employee plan are made periodically in an amount between the minimum ERISA required contribution and the maximum tax-deductible contribution. Contributions made to the plan were $3.8 million in 2001 and $.9 million in 2000. Benefits paid in 2001 and 2000 were $4.9 million and $4.4 million, respectively. The following benefit information for the employees' defined benefit plan was determined by independent actuaries as of December 31, 2001 and 2000, respectively.

                                                                                               2001    (in millions)          2000

------------------------------------------------------------------------------------------------------------------------------------

Actuarial present value of benefits
    for the employees' defined benefit plan                                                  $ 64.1                         $ 55.4
Fair value of plan assets                                                                      54.0                           57.1

------------------------------------------------------------------------------------------------------------------------------------

Funded status                                                                               $ (10.1)                         $ 1.7

------------------------------------------------------------------------------------------------------------------------------------

Net periodic pension cost                                                                     $ 2.2                          $ 1.0

------------------------------------------------------------------------------------------------------------------------------------


Valuation assumptions in determining the projected benefit obligation:
                                                                                           2001                          2000

-----------------------------------------------------------------------------------------------------------------------------------

Discount rate                                                                              7.5%                          8.0%
Expected return                                                                            9.0%                          9.0%
Compensation increase rate                                                                 4.0%                          4.3%

-----------------------------------------------------------------------------------------------------------------------------------


The Company has a defined contribution plan that is a 401(k) salary reduction/savings plan for employees. Quarterly contributions covering employees who have completed one full calendar year of service are made by the Company in amounts based upon the Company's financial results. Company contributions to the plan during 2001 and 2000 were $2.2 million and $2.4 million, respectively. As of December 31, 2001, the fair value of the plan assets was $73.7 million.

The Company has a defined contribution pension plan and a 401(k) plan covering substantially all agents, except general agents. Contributions of 4.5 percent of defined commissions (plus 4.5 percent for commissions over the Social Security wage base) are made to the pension plan. An additional contribution of 3.0 percent of defined commissions is made to a 401(k) plan. Company contributions expensed for these plans for 2001 and 2000 were $.8 million and $.5 million, respectively. As of December 31, 2001, the fair value of the plan assets was $7.1 million.

The funds for all plans are held by the Company under deposit administration and group annuity contracts.

The Company has entered into deferred compensation agreements with certain employees, agents and general agents. These deferred amounts are payable according to the terms and conditions of said agreements. Annual costs of the agreements were $4.5 million and $3.3 million for 2001 and 2000, respectively.

The Company also provides certain health care and life insurance benefits (postretirement benefits) for retired employees and certain agents (retirees). Employees and agents with at least 10 years of plan participation may become eligible for such benefits if they reach retirement age while working for the Company.

OneAmerica Financial Partners, Inc.
Notes to Financial Statements (continued)


Accrued postretirement benefits as of December 31:                                      2001     (in millions)          2000

---------------------------------------------------------------------------------------------------------------------------------

Accumulated postretirement benefit obligation                                         $ 13.0                          $ 12.3
Net postretirement benefit cost                                                          1.7                             1.5
Company contributions                                                                    1.0                             1.0

---------------------------------------------------------------------------------------------------------------------------------


There are no specific plan assets for this postretirement liability as of December 31, 2001 and 2000. Claims incurred for benefits were funded by company contributions.

The assumed discount rate used in determining the accumulated postretirement benefit was 7.5 percent and the assumed health care cost trend rate was 10.0 percent graded to 5.0 percent until 2005. Compensation rates were assumed to increase 4.0 percent at each year end. The health coverage for retirees 65 and over is capped at year 2000 levels with future increases in costs being borne by the covered retirees. An increase in the health care cost trend rates by one percentage point would increase the postretirement benefit obligation by $.8 million as of December 31, 2001, and would increase the benefit cost for 2001 by $.1 million. A decrease in the health care cost trend rate by one percentage point would decrease the postretirement benefit obligation by $.7 million as of December 31, 2001, and would decrease the benefit cost for 2001 by $.1 million.


6.   Federal Income Taxes:

A reconciliation of the income tax attributable to continuing operations computed at U.S. federal statutory tax rates to the income tax expense included in the statement of operations follows:

Years ended December 31                                                                  2001     (in millions)           2000

------------------------------------------------------------------------------------------------------------------------------------

Income tax computed at statutory tax rate                                              $ 23.9                           $ 39.2
    Tax-exempt income                                                                    (0.9)                            (1.5)
    Mutual company differential earnings amount                                           0.5                              0.7
    Prior year differential earnings amount                                              (3.6)                            (3.4)
    Other                                                                                (5.5)                            (3.1)

------------------------------------------------------------------------------------------------------------------------------------

    Income tax expense                                                                 $ 14.4                           $ 31.9

------------------------------------------------------------------------------------------------------------------------------------


The components of the provision for income taxes on earnings included current tax provisions of $11.7 million and $15.5 million for the years ended December
31, 2001 and 2000, respectively, and deferred tax expense of $2.7 million and $16.4 million for the years ended December 31, 2001 and 2000, respectively.

Deferred income tax assets (liabilities) as of December 31:                              2001     (in millions)           2000

------------------------------------------------------------------------------------------------------------------------------------

Deferred policy acquisition costs                                                    $ (185.4)                        $ (180.6)
Investments                                                                              (4.2)                            (8.6)
Insurance liabilities                                                                   149.7                            134.2
Unrealized appreciation of securities                                                   (18.1)                            (2.7)
Other                                                                                    (7.4)                            10.4

------------------------------------------------------------------------------------------------------------------------------------

    Deferred income tax liabilities                                                   $ (65.4)                         $ (47.3)

------------------------------------------------------------------------------------------------------------------------------------

Federal income taxes paid were $4.9 million and $30.2 million in 2001 and 2000, respectively.

OneAmerica Financial Partners, Inc.
Notes to Financial Statements (continued)


7.   Reinsurance:

The Company is a party to various reinsurance contracts under which it receives premiums as a reinsurer and reimburses the ceding companies for portions of the claims incurred. At December 31, 2001 and 2000, life reinsurance assumed was approximately 80 percent of life insurance in force.

For individual life policies, the Company cedes the portion of the total risk in excess of $1.5 million. For other policies, the Company has established various limits of coverage it will retain on any one policyholder and cedes the remainder of such coverage.

Certain statistical data with respect to reinsurance follows:

Years ended December 31                                                                 2001     (in millions)           2000

-----------------------------------------------------------------------------------------------------------------------------------

Direct statutory premiums                                                          $ 1,561.0                        $ 1,456.1
Reinsurance premiums assumed                                                           675.7                            572.3
Reinsurance premiums ceded                                                            (303.5)                          (243.4)

-----------------------------------------------------------------------------------------------------------------------------------

    Net statutory premiums                                                           1,933.2                          1,785.0

-----------------------------------------------------------------------------------------------------------------------------------

    Reinsurance recoveries                                                           $ 473.2                          $ 156.9

-----------------------------------------------------------------------------------------------------------------------------------


The Company reviews all reinsurance agreements for transfer of risk and evaluates the proper accounting methods based upon the terms of the contract. If companies to which reinsurance has been ceded are unable to meet obligations under the reinsurance agreements, the Company would remain liable. Seven reinsurers account for approximately 65 percent of the Company's December 31, 2001, ceded reserves for life and accident and health insurance. These reinsurers are deemed financially strong with A.M. Best ratings between A++ and A-. The remainder of such ceded reserves is spread among numerous reinsurers.

The Company has recorded an estimated after-tax net loss of approximately $15 million related to the September 11, 2001, terrorist attack, and the net loss includes anticipated reinsurance recoveries of approximately $313 million from the Company's reinsurers under either retrocessional coverage or corporate catastrophe coverage treaties. The estimates were based upon an inventory of risk exposure under the various coverages. The Company is maintaining liquidity adequate to pay all claims. The reinsurance program provided adequate protection and consists of financially strong reinsurance companies.

8.   Surplus Notes and Lines of Credit:

On February 16, 1996, AUL issued $75 million of surplus notes, due March 30, 2026. Interest is payable semi-annually on March 30 and September 30 at a 7.75 percent annual rate. Any payment of interest on or principal of the notes may be made only with the prior approval of the Commissioner of the Indiana Department of Insurance. The surplus notes may not be redeemed at the option of AUL or any holders of the surplus notes. Interest paid during 2001 and 2000 was $5.8 million in each year.

The Company has available a $100 million credit facility. No amounts have been drawn as of December 31, 2001. The available borrowing against the line of credit is reduced by two standby Letters of Credit related to certain reinsurance business totaling $29 million as of December 31, 2001.

9.   Commitments and Contingencies:

Various lawsuits have arisen in the ordinary course of the Company's business. In each of the matters, the Company believes the ultimate resolution of such litigation will not result in any material adverse impact to operations or financial condition of the Company.

OneAmerica Financial Partners, Inc.
Notes to Financial Statements (continued)

10.  Acquisitions

During  2000,  AUL  acquired the stock of CNL  Financial  Corporation  of Macon,
Georgia, for approximately $21.5 million. The assets purchased include the operations of Cherokee National Life Insurance Company and CNL/Insurance America. CNL's operations are primarily related to the Group Financial Institutions market. The acquisition was accounted for as a purchase and resulted in present value of future profits of approximately $18 million. The proforma effects on the Company in 2000 are not material.

11.  Statutory Information:

AUL, State Life and CNL prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the department of insurance for their respective state of domicile. Prescribed statutory accounting practices (SAP) currently include state laws, regulations and general administrative rules applicable to all insurance enterprises domiciled in a particular state, as well as practices described in National Association of Insurance Commissioners' (NAIC) publications.

A reconciliation of SAP surplus to GAAP equity at December 31 follows:

At December 31                                                               2001     (in millions)        2000

-----------------------------------------------------------------------------------------------------------------------

    SAP surplus                                                           $ 534.3                       $ 538.6
    Deferred policy acquisition costs                                       651.9                         609.3
    Adjustments to policy reserves                                         (269.7)                       (302.8)
    Asset valuation and interest maintenance reserves                        71.9                          87.3
    Unrealized gain on invested assets, net                                  38.1                           4.6
    Surplus notes                                                           (75.0)                        (75.0)
    Deferred income taxes                                                   (70.0)                        (42.7)
    Other, net                                                               53.2                          28.3

-----------------------------------------------------------------------------------------------------------------------

    GAAP equity                                                           $ 934.7                       $ 847.6

-----------------------------------------------------------------------------------------------------------------------


A reconciliation of SAP net income to GAAP net income for the years ended December 31 follows:

Years ended December 31                                                                 2001       (in millions)           2000

------------------------------------------------------------------------------------------------------------------------------------

    SAP net income (loss)                                                            $ (14.0)                            $ 49.7
    Deferred policy acquisition costs                                                   33.4                               52.4
    Adjustments to policy reserves                                                      30.8                                0.9
    Deferred income taxes                                                               (2.8)                             (16.4)
    Other, net                                                                           6.6                               (6.3)

------------------------------------------------------------------------------------------------------------------------------------

    GAAP net income                                                                   $ 54.0                             $ 80.3

------------------------------------------------------------------------------------------------------------------------------------


Life insurance companies are required to maintain certain amounts of assets on deposit with state regulatory authorities. Such assets had an aggregate carrying value of $12.9 million and $10.1 million at December 31, 2001 and 2000, respectively.

OneAmerica Financial Partners, Inc.
Notes to Financial Statements (continued)

Effective January 1, 2001, the NAIC adopted the Codification of Statutory Accounting Principles guidance ("Codification"), which replaced the current Accounting Practices and Procedures manual as the NAIC's primary guidance for areas where statutory accounting has been silent, and changes current statutory accounting in some areas. The adoption of the Codification guidance resulted in an increase to statutory surplus of $19.6 million in 2001.

Dividends from AUL to OneAmerica are limited by state insurance statutes and the Indiana mutual insurance holding company law, and no such distributions have been made in 2001 or 2000. Indiana insurance statutes allow the greater of 10 percent of statutory surplus or 100 percent of net income as of the most recently preceding year-end to be paid as dividends without prior approval from the state. Under the Indiana statutes, dividends would be limited to approximately $49 million in 2002.

12.  Fair Value of Financial Instruments:

The fair values for financial instruments are based on various assumptions and estimates as of a specific point in time, represent liquidation values and may vary significantly from amounts that will be realized in actual transactions. Therefore, the fair values presented in the table should not be construed as the underlying value of the Company.

The disclosure of fair value information about certain financial instruments is based primarily on quoted market prices. The fair values of short-term investments and policy loans approximate the carrying amounts reported in the balance sheets. Fair values for fixed maturity and equity securities, and surplus notes are based on quoted market prices where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services, or in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments.

The fair value of the aggregate mortgage loan portfolio was estimated by discounting the future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings for similar maturities.

The estimated fair values of the liabilities for interest-bearing policyholder funds approximate the statement values because interest rates credited to account balances approximate current rates paid on similar funds and are not generally guaranteed beyond one year. Fair values for other insurance reserves are not required to be disclosed. However, the estimated fair values for all insurance liabilities are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts. The fair values of certain financial instruments, along with their corresponding carrying values at December 31, 2001 and 2000, follows:


                                                                    2001                                 2000
(in millions)                                                  Carrying Amount     Fair Value      Carrying Amount     Fair Value

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

Fixed maturity securities:
    Available-for-sale                                                $ 3,073.2        $ 3,073.2          $ 2,171.9     $ 2,171.9
    Held-to-maturity                                                    1,199.4          1,267.8            1,934.9       1,984.4
Equity securities                                                          22.9             22.9               25.8          25.8
Mortgage loans                                                          1,316.7          1,386.0            1,253.0       1,329.3
Policy loans                                                              153.5            153.5              149.4         149.4
Surplus notes                                                              75.0             70.5               75.0          70.6
Short-term and other invested assets                                       26.5             26.5               46.4          46.4

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

OneAmerica Financial Partners, Inc.
Notes to Financial Statements (continued)


13.  Subsequent Events

In January 2002, Pioneer Mutual Life Insurance Company (PML) of Fargo, North Dakota, joined AUMIHC as a wholly owned stock insurance company subsidiary of OneAmerica. The policyholders of PML became members of AUMIHC upon completion of the reorganization in 2002; however, their contract rights continue to be held with PML. This reorganization will add approximately $40 million (unaudited) in equity to OneAmerica.

================================================================================
          No dealer, salesman or any other person is authorized by the AUL American Individual Variable Annuity Unit Trust to give any information or to make any representation other than as contained in this Statement of Additional Information in connection with the offering described herein.

          There has been filed with the Securities and Exchange Commission, Washington, D.C., a Registration Statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, with respect to the offering herein described. For further information with respect to the AUL American Individual Variable Annuity Unit Trust, AUL and its variable annuities, reference is made thereto and the exhibits filed therewith or incorporated therein, which include all contracts or documents referred to herein.

          The products described herein are not insured by the Federal Deposit Insurance Corporation; are not deposits or other obligations of the financial institution and are not guaranteed by the financial institution; and are subject to investment risks, including possible loss of the principal invested.
================================================================================





              INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY
                                   STARPOINT

                      Individual Variable Annuity Contracts

                                     Sold By

                                 AMERICAN UNITED
                            LIFE INSURANCE COMPANY(R)

                               One American Square
                           Indianapolis, Indiana 46282

                       STATEMENT OF ADDITIONAL INFORMATION

                            Dated: November 4, 2002

================================================================================

                            Part C: Other Information

Item 24.  Financial Statements and Exhibits

(a) Financial Statements
    1. Included in Prospectus (Part A):
       Condensed Financial Information(1)
    2. Included in Statement of Additional Information (Part B):
       (a) Financial Statements of OneAmerica Financials Partners, Inc.(1) Report of Independent Accountants
           Combined Balance Sheets as of December 31, 2001 and 2000 Combined Statements of Operations and Comprehensive Income
            for the years ended December 31, 2001 and 2000
           Combined Statements of Changes in Equity as of
             December 31, 2001 and 2000
           Combined Statements of Cash Flows for the years ended
             December 31, 2001 and 2000
           Notes to Financial Statements

        (b) Financial Statements of AUL American Individual Variable Annuity Unit Trust
            Not applicable

(b)      Exhibits
         1. Resolution of the Executive Committee of American United Life Insurance Company(R) ("AUL") establishing AUL American Individual Unit Trust(1)
         2. Not applicable
         3. Not applicable
         4. Individual Variable Annuity Contract Forms
            4.1 Flexible Premium Variable Annuity Contract FPIVA99 as amended by
                Substitute Pages for Flexible Premium Variable Annuity Contract IVA2002(1)
            4.2 Enhanced Death Benefit Rider(1)
            4.3 Guaranteed Minimum Annuitization Benefit Rider(1)
            4.4 Long Term Care Facility & Terminal Illness Benefit Rider(1)
            4.5 Policy Death Benefit Endorsement(1)
            4.6 Extra Credit Premium Rider(1)
            4.7 Six Year Contract Withdrawal Charge Rider(1)
            4.8 Earnings Benefit Rider(1)
            4.9 Enhanced Earnings Benefit Rider(1)
         5. Individual Variable Annuity Enrollment Form(1)
         6. Certificate of Incorporation and By-Laws of the Depositor
            6.1 Articles of Merger between American Central Life Insurance
                Company and United Mutual Life Insurance Company(1)
            6.2 Certification of the Indiana Secretary of State as to the filing of the Articles of Merger between American Central Life Insurance Company and United Mutual Life Insurance Company(1)
            6.3 Code of By-Laws of American United Life Insurance Company(R)(1)
            6.4 Articles of Amendment to the Articles of Incorporation of
                American United Life Insurance Company(R)(1)
            6.5 Amended and Restated Bylaws of American United Life Insurance
                Company(R)(1)
         7. Not applicable
         8. Form of Participation Agreements:
            8.1 Form of Participation Agreement with Alger American Fund(1)
            8.2 Form of Participation Agreement with American Century Variable
                Portfolios(1)
            8.3 Form of Participation Agreement with Calvert Variable
                Series, Inc.(1)
            8.4 Form of Participation Agreement with Fidelity Variable Insurance
                Products Fund(1)
            8.5 Form of Participation Agreement with Fidelity Variable Insurance
                Products Fund II(1)
            8.6 Form of Participation Agreement with Janus Aspen Series(1)
            8.7 Form of Participation Agreement with PBHG Funds, Inc.(1)
            8.8 Form of Participation Agreement with SAFECO Resource Series
                Trust(1)
            8.9 Form of Participation Agreement with T. Rowe Price Equity
                Series, Inc.(1)
            8.10 Form of Participation Agreement with INVESCO Variable
                 Investment Funds, Inc.(1)
         9. Opinion and Consent of Associate General Counsel of AUL as to the legality of the Contracts being registered(1)
        10. Miscellaneous Consents
            10.1  Consent of Independent Accountants(1)
            10.2  Powers of Attorney(1)
        11. Financial Statements of AUL American Individual Variable Annuity Unit Trust(2)
        12. Not applicable
        13. Computation of Performance Quotations(1)

(1) Filed with the Registrant's Registration Statement on September 5, 2002
(2) Filed electronically by Registrant as part of Form N-30D on February 28, 2002




Item 25. Directors and Officers of AUL
Name and Address                   Positions and Offices with AUL
----------------                   ------------------------------

Jerry D. Semler*                   Chairman of the Board, President, and Chief Executive Officer,
                                   American United Life Insurance Company (9/91 - present);
                                   Chairman of the AUL Acquisition Committee; Chairman of the Board
                                   & CEO, The State Life Insurance Company (11/94 - present);
                                   Chairman of the Board, AUMIHC (12/00-present); Director, IWC
                                   Resources Corp.(4/96 - 9/01);

John R. Barton*                    Senior Vice President, Group Life & Health Division
                                   (1/99 - present); Director, AUL (12/00 - present);
                                   Vice President, Group Operations, WAUSAU Insurance Co.
                                   (5/98 - 12/98); Consultant, Heron Management Group
                                   (4/97 - 5/98); President & Chief Executive Officer,
                                   The Epoch Group, L.C. (1/95 - 4/97)

William R. Brown*                  General Counsel & Secretary (1/85 - present);
                                   Director, AUL (12/00 - present); Director,
                                   NOLHGA Board (1/95 - 10/00); Secretary, State Life
                                   Insurance Company (11/94 - present)

J. Scott Davison*                  Senior Vice President, Strategic Planning and Corporate Development
                                   (7/02 - present); Director, AUL (7/02 - present) Vice President,
                                   Corporate Planning (1/00 - 7/02); Director, Treasurer, Assistent
                                   Secretary, Senior Vice President and Chief Financial Officer,
                                   Duncanson & Hold, Inc. (10/97-1/00); Unum Corporation (7/86-10-97)

Constance E. Lund*                 Senior Vice President, Corporate Finance (1/00 - present);
                                   Director, AUL, (12/00 - present); Vice President, Reporting and Research (1/99 - 1/00); Assistant Vice President,
                                   Reporting & Research (5/95 - 1/99)

Dayton H. Molendorp*               Senior Vice President, Individual Division (9/99 - present);
                                   Director, AUL, (12/00 - present); Director, Pioneer Mutual Life
                                   Insurance Company (2/02 - present); Vice President, Individual
                                   Division, AUL (11/98 - 9/99); Vice President, Marketing,
                                   Individual Division, AUL (6/92 - 9/98)

R. Stephen Radcliffe*              Executive Vice President (8/94 - present); Director, AUL,
                                   (2/91 - present); Director, AUMIHC (12/00 - present); Director,
                                   Pioneer Mutual Life Insurance Company (2/02 - present)


Mark C. Roller*                    Senior Vice President, Human Resources & Corporate Support,
                                   (12/01 - present); Director, AUL (12/01 - present); Vice President
                                   Human Resources, (11/99 - 12/01); Vice President, Corporate
                                   Planning, (9/95 - 11/99)

G. David Sapp*                     Senior Vice President, Investments (1/92 - present);
                                   Director, AUL (12/00 - present)

William L. Tindall*                Senior Vice President, Retirement Services (8/97 - present);
                                   Director, AUL (12/00 - present); Senior Vice President, Pension
                                   Management Sales, Massachusetts Mutual Life Insurance Company
                                   (1993 - 8/97)

Steven A. Weber*                   Senior Vice President, Information Systems, (11/01 - present);
                                   Director, AUL, (2/02 - present); Consultant, S. Weber & Associates,
                                   (1/01 - 11/01); Senior Vice President, AAL, (1975 - 10/01)


----------------------------------------------
*One American Square, Indianapolis, Indiana 46282

                                       2


Item 26. Persons Controlled by or Under Common Control with Registrant

AMERICAN UNITED MUTUAL INSURANCE HOLDING COMPANY ("AUMIHC") - a mutual holding company created on December 17, 2000, under the laws of the state of Indiana. The rights of policyowners of American United Life Insurance Company, including the right to elect directors to the Board of Directors, reside with this entity, which must hold at least 51% of the voting stock of the stock holding company, OneAmerica Financial Partners, Inc.

ONEAMERICA FINANCIAL PARTNERS, INC. ("OAFP") - the stock holding company which owns all of the shares of American United Life Insurance Company, formerly an Indiana mutual insurance company, which is now an Indiana stock insurance company.

AMERICAN UNITED LIFE INSURANCE COMPANY ("AUL") (Broker Dealer No. 801-8074) is a stock insurance company existing under the laws of the State of Indiana. It was originally incorporated as a fraternal society on November 7, 1877, under the laws of the federal government, and reincorporated as a mutual insurance company under the laws of the State of Indiana in 1933. On December 17, 2000, AUL converted from a mutual life insurance company to a stock life insurance company ultimately controlled by a mutual holding company, American United Mutual Insurance Holding Company.

ONEAMERICA FUNDS, INC. (the "Fund") (formerly AUL American Series Fund, Inc. (File No. 811-5850) was incorporated under the laws of Maryland on July 26, 1989 and is registered as an open-end, diversified management investment company under the Investment Company Act of 1940. As a "series" type of mutual Fund, the Fund issues shares of common stock relating to separate investment portfolios. Substantially all of the Fund's shares were originally purchased by AUL in connection with the initial capitalization of the Fund. As of December 31, 2001, of the 600 million authorized shares, 580 million shares have been issued and allocated. Of these allocated shares, AUL owned 0.00% of the outstanding shares of the Fund's Value portfolio, 0.00% of the Investment Grade Bond Portfolio, 0.00% of the Managed Portfolio, 0.00% of the Money Market Portfolio, 12.23% of the Fund's Tactical Asset Allocation Portfolio, 56.57% of the Fund's Conservative Investor Portfolio, 55.25% of the Fund's Moderate Investor Portfolio, and 54.78% of the Fund's Aggressive Investor Portfolio. AUL would, therefore, be able to control any issue submitted to the vote of shareholders of the Conservative, Moderate, and Aggressive Investor Portfolios.

ONEAMERICA SECURITIES, INC. (formerly AUL Equity Sales Corp.) (Broker Dealer No. 801-56819) is a wholly owned subsidiary of AUL, organized under the laws of the State of Indiana in 1969 as a broker-dealer to market registered variable insurance products and mutual funds. As of December 31, 2000, 400 shares are issued and outstanding, all of which have been purchased and are owned by AUL. This entity acts as the Distributor of the variable life and variable annuity contracts issued by American United Life Insurance Company. As of December 31, 2001, the total number of shares, all without par value, that the Corporation is authorized to issue is 1,000 shares. As of December 31, 2001, 400 shares are issued and outstanding, all of which have been purchased by and are owned by American United Life Insurance Company.

STATE LIFE INSURANCE COMPANY ("State Life") is an Indiana domestic mutual insurance company without voting securities whose principal business is the sale of life insurance and annuity contracts. State Life became a part of the insurance holding company on September 23, 1994. Since the directors of the mutual holding company referred to in this Item also serve as the directors of State Life, this has been held by the Indiana Commissioner of Insurance to constitute an acquisition of control of State Life by American United Mutual Insurance Holding Company.

PIONEER MUTUAL LIFE INSURANCE COMPANY ("PML") is a North Dakota domestic insurance company whose principal business is the sale of life insurance policies and annuity contracts. During 2001, PML, pursuant to the authority of the North Dakota and Indiana Insurance Commissioners, and with the approval of its members, reorganized from a mutual insurance company to become part of AUMIHC.

CNL FINANCIAL CORPORATION ("CNL") is a holding company organized under the laws of Georgia. CNL owns, directly or indirectly, five wholly owned subsidiaries which include two Georgia insurers, Cherokee National Life Insurance Company ("CNLI") and CNL/Insurance America, Inc. ("CIA") as well as CNL/Resource Marketing Corporation, a Georgia corporation, CNL Technology Group, Inc., a Georgia corporation, and Commodore National Reinsurance Company, Ltd., a Nevis corporation. On December 18, 2000, AUL acquired CNL and its affiliates in a transaction that was approved by the Georgia Commissioner of Insurance on December 8, 2000. CNLI markets credit life and credit disability coverages throughout the southeastern region of the United States, while CIA markets property and casualty insurance coverage in the same geographic area.

FIRST FINANCIAL REINSURANCE COMPANY, LTD ("First Financial"). First Financial is a Turks and Caicos Islands domestic insurance company whose business is the reinsurance of credit life and disability risks issued through a bank subsidiary of its parent, First Financial Corporation. On June 30, 1999, AUL invested $400,000 and received 1,300 shares of preferred stock in First Financial Reinsurance Company, LTD, until then a wholly-owned subsidiary of First Financial Corporation. As a result of the transaction, AUL has acquired a 20.6% equity interest in that company.

FOUNTAIN SQUARE INSURANCE COMPANY ("Fountain Square"). Fountain Square is an Arizona domestic insurance company whose business is the reinsurance of credit life and disability risks issued through its parent, Fifth-Third Bank Corp. On May 21, 1999, AUL invested $1,250,000 and received 26,000 shares of preferred stock in Fountain Square Life Insurance Company, until then a wholly-owned subsidiary of Fifth-Third Bank Corp. As a result of the transaction, AUL has acquired a 20.6% equity interest in that company.

OLD KENT FINANCIAL LIFE INSURANCE COMPANY ("Old Kent"). Old Kent is an Arizona domestic insurance company whose business is the reinsurance of credit life and disability risks issued through its parent, Fifth-Third Banc Corp. On August 16, 2001 AUL invested $1,250,000 and received 29,000 shares of preferred stock in Old Kent, until then a wholly-owned subsidiary of Fifth-Third Banc Corp. As a result of the transaction, AUL has acquired a 20.6% equity interest in that company.

HUNTINGTON CREDIT REINSURANCE COMPANY ("Huntington") is an Arizona domestic insurance company whose business is the reinsurance of credit life and disability risks issued through its parent, Huntington Bancshares, Inc. On December 20, 2001, AUL invested $2,500,000 and received 26,000 shares of preferred stock in Huntington, until then a wholly-owned subsidiary of Huntington Bancshares, Inc. As a result of the transaction, AUL has acquired a 22.4% equity interest in that company.

REGISTRANT, AUL AMERICAN INDIVIDUAL VARIABLE ANNUITY UNIT TRUST (File No. 811-9193), AUL AMERICAN INDIVIDUAL UNIT TRUST (File No. 811-8536), and AUL AMERICAN UNIT TRUST (File No. 811-5929), are separate accounts of AUL, organized for the purpose of the sale of group and individual variable annuity contracts, respectively.

AUL AMERICAN INDIVIDUAL VARIABLE LIFE UNIT TRUST (File No. 811-8311) is a separate account of AUL, organized for the purpose of the sale of individual variable life insurance products.

AMERICAN UNITED LIFE POOLED EQUITY FUND B (File No. 811-1571) is a separate account of AUL organized for the purpose of the sale of group variable annuity contracts. Effective 5/1/2000, the sale of accumulation units has been terminated under applicable contract provisions.

AMERICAN UNITED LIFE RE S.A. is an Argentinian corporation and was incorporated on October 8, 1999 for the primary purpose of pursuing reinsurance business in South and Central America. As of December 31, 2001, the total number of shares, at $1 par value each, that the corporation is authorized to issue is 50,000. As of December 31, 2001, 49,999 shares are issued and outstanding to AUL, and as required by local law, one share is issued and outstanding in the name of Charles D. Lineback. AUL may, therefore, be deemed to wholly own and control 100% of the stock of the corporation.*

AUL REINSURANCE MANAGEMENT SERVICES, LLC ("RMS") is a limited liability company organized under the laws of Indiana on November 3, 1999. RMS is a reinsurance intermediary for certain catastrophic or pooled risks and AUL's affiliation with RMS allows it the opportunity to participate in this type of reinsurance business. RMS wholly owns these subsidiaries: AUL Reinsurance Management Services, Canada, Ltd.; AUL Reinsurance Management Services (Bermuda) Ltd.; and AUL Long Term Care Solutions, Inc.*

*NOTE: Effective July 1, 2002, a unit of Employers Reinsurance Corporation is reinsuring the majority of American United Life Insurance Company's Reinsurance operations, including its life, long-term care and international reinsurance business. The net premiums subject to the agreement are approximately $376 million for 2001. This transaction also resulted in the sale and transfer of certain assets within AUL's Reinsurance Division. Certain business previously pursued by American United Life RE S.A. and AUL Reinsurance Management Services, LLC (see the above two paragraphs) were transferred to the unit of Employers Reinsurance Corporation while other parts of this business were retained in a run-off mode. These two corporations remain subsidiaries of AUL. AUL Reinsurance Management Services, LLC continues to own AUL Reinsurance Management Services (Bermuda) Ltd. but has divested itself of Reinsurance Management Services, Canada, Ltd. and AUL Long Term Care Solutions, Inc.

Item 27. Number of Contractholders

As of December 31, 2001, AUL has issued 6,229 Individual variable annuity contracts associated with the Registrant, 464 of which are No Withdrawal Charge contracts and 5,765 of which are contracts containing a withdrawal charge.

Item 28. Indemnification

Article IX, Section 1 of the by-laws of AUL provides as follows:

The corporation shall indemnify any director or officer or former director or officer of the corporation against expenses actually and reasonably incurred by him (and for which he is not covered by insurance) in connection with the de-fense of any action, suit or proceeding (unless such action, suit or proceeding is settled) in which he is made a party by reason of being or having been such director or officer, except in relation to matters as to which he shall be ad-judged in such action, suit or proceeding, to be liable for negligence or mis-conduct in the performance of his duties. The corporation may also reimburse any director or officer or former director or officer of the corporation for the reasonable costs of settlement of any such action, suit or proceeding, if it shall be found by a majority of the directors not involved in the matter in controversy (whether or not a quorum) that it was to the interest of the corpor-ation that such settlement be made and that such director or officer was not guilty of negligence or misconduct. Such rights of indemnification and reim-bursement shall not be exclusive of any other rights to which such director or officer may be entitled under any By-law, agreement, vote of members or other-wise.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

(a) AUL acts as Investment Advisor to American United Life Pooled Equity Fund B (File No. 2-27832) and to OneAmerica Funds, Inc. (File No. 33-30156)
(b) For information regarding AUL's Officers and Directors, see Item 25 above.
(c) Not applicable


Item 30. Location of Accounts and Records

The accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the investment Company Act of 1940 and the rules under that section will be maintained at One American Square, Indianapolis, IN 46282.


Item 31. Management Services

There are no management-related service contracts not discussed in Part A or Part B.

Item 32. Undertakings

The registrant hereby undertakes:

(a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in this registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted, unless otherwise permitted.

(b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.


Additional Representations:

(a) The Registrant and its Depositor are relying upon American Council of Life Insurance, SEC No-Action Letter, SEC Ref. No. IP-6-88 (November 28, 1988) with respect to annuity contract offered as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code, and the provisions of paragraphs (1) - (4) of this letter have been complied with.

(b) The Registrant represents that the aggregate fees and charges deducted under the variable annuity contracts are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Insurance Company.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, AUL American Individual Variable Annuity Unit Trust, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Indianapolis, and the state of Indiana, on the 5th day of September, 2002.

                             AUL AMERICAN INDIVIDUAL VARIABLE ANNUITY UNIT TRUST
                                            (Registrant)

                               By:  American United Life Insurance Company

                               By:  Jerry D. Semler*
                                    Name:  Jerry D. Semler
                                    Title: Chairman of the Board, President,
                                           and Chief Executive Officer

                               AMERICAN UNITED LIFE INSURANCE COMPANY(R)
                                            (Depositor)

                               By:  Jerry D. Semler*
                                    Name:  Jerry D. Semler
                                    Title: Chairman of the Board, President,
                                           and Chief Executive Officer

* By:  /s/ John C. Swhear
       _____________________________________
       John C. Swhear as attorney-in-fact

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature                           Title                     Date
---------                           -----                     ----

_______________________________     Director                   September 5, 2002
John R. Barton*


_______________________________     Director                   September 5, 2002
William R. Brown*


_______________________________     Director                   September 5, 2002
J. Scott Davison*


_______________________________     Director, Principal        September 5, 2002
Constance E. Lund*                  Financial and Accounting
                                    Officer

_______________________________     Director                   September 5, 2002
Dayton H. Molendorp*


_______________________________     Director                   September 5, 2002
R. Stephen Radcliffe*


_______________________________     Director                   September 5, 2002
Mark C. Roller*


_______________________________     Director                   September 5, 2002
G. David Sapp*


_______________________________     Director                   September 5, 2002
Jerry D. Semler*


_______________________________     Director                   September 5, 2002
William L. Tindall*


_______________________________     Director                   September 5, 2002
Steven A. Weber*


/s/ John C. Swhear
___________________________________________
*By: John C. Swhear as Attorney-in-fact

Date:  September 5, 2002



                                  EXHIBIT LIST


 Exhibit               Exhibit
 Number in Form       Numbering
 N-4, Item 24(b)        Value                  Name of Exhibit
----------------      ---------                ---------------

  1                   EX-99.B1                 Resolution of the Executive Committee of
                                                American United Life Insurance Company(R)
                                                establishing the AUL American Individual
                                                Variable Annuity Unit Trust

  4.1                 EX-99.B4.1               Form of Flexible Premium Variable Annuity
                                                Contract FPIVA99 as amended by Substitute
                                                Pages for Flexible Premium Variable Annuity
                                                Contract IVA2002

  4.2                 EX-99.B4.2               Form of Enhanced Death Benefit Rider
                                                LR-162

  4.3                 EX-99.B4.3               Form of Guaranteed Minimum Annuitization
                                                Benefit Rider LR-163

  4.4                 EX-99.B4.4               Form of Long Term Care Facility and
                                                Terminal Illness Benefit Rider
                                                LR-165

  4.5                 EX-99.B4.5               Form of Policy Death Benefit Endorsement

  4.6                 EX-99.B4.6               Form of Extra Credit Premium Rider
                                                LR-174

  4.7                 EX-99.B4.7               Form of Six Year Contract Withdrawal
                                                Charge Rider
                                                LR-177

  4.8                 EX-99.B4.8               Form of Earnings Benefit Rider
                                                LR-176

  4.9                 EX-99.B4.9               Form of Enhanced Earnings Benefit Rider
                                                LR-175

  5                   EX-99.B5                 Form of Individual Variable Annuity
                                                Enrollment Form

  6.1                 EX-99.B6.1               Articles of Merger between American Central Life
                                                Insurance Company and United Mutual Life Insurance
                                                Company

  6.2                 EX-99.B6.2               Certification of the Indiana Secretary of State as
                                                to the filing of the Articles of Merger between American
                                                Central Life Insurance Company and United Mutual Life
                                                Insurance Company

  6.3                 EX-99.B6.3               Code of By-Laws of American United Life Insurance Company(R)

  6.4                 EX-99.B6.4               Articles of Amendmentment to the Articles of Incorporation
                                                of American United Life Insurance Company(R)

  6.5                 EX-99.B6.5               Amended and Restated Bylaws of American United Life Insurance
                                                Company(R)

  8.1                 EX-99.B8.1               Form of Participation Agreement with
                                                Alger American Fund

  8.2                 EX-99.B8.2               Form of Participation Agreement with
                                                American Century Variable Portfolios

  8.3                 EX-99.B8.3               Form of Participation Agreement with
                                                Calvert Variable Series

  8.4                 EX-99.B8.4               Form of Participation Agreement with
                                                Fidelity Variable Insurance Products Fund

  8.5                 EX-99.B8.5               Form of Participation Agreement with
                                                Fidelity Variable Insurance Products
                                                Fund II
  8.6                 EX-99.B8.6               Form of Participation Agreement with
                                                Janus Aspen Series

  8.7                 EX-99.B8.7               Form of Participation Agreement with
                                                PBHG Funds, Inc.

  8.8                 EX-99.B8.8               Form of Participation Agreement with
                                                SAFECO Resource Series Trust

  8.9                 EX-99.B8.9               Form of Participation Agreement with
                                                T. Rowe Price Equity Series, Inc.

  8.10                EX-99.B8.10              Form of INVESCO Variable Investment
                                                Funds, Inc. Participation Agreement

  9                   EX-99.B9                 Opinion and Consent of Associate General Counsel as
                                                to the legality of the Contracts being registered

  10.1                EX-99.B10.1              Consent of Independent Accountants

  10.2                EX-99.B10.2              Powers of Attorney

  13                  EX-99.B13                Computation of Performance Quotations